TECHNICAL REPORT

on the

LAKEMOUNT PROPERTY

Esquega-Lastheels-McMurray-Chabanel Townships

Wawa Area, District of Sault Ste. Marie, Ontario

NTS 42-C / 2

Prepared by:

Darin W. Wagner, M.Sc., P.Geol.

July 8, 2004

On Behalf of:

Platinum Group Metals Ltd.

i

Table of Contents

Summary	i
Introduction and Terms of Reference	1
Terms of Reference	1
Disclaimer	2
Property Description and Location	2
Location	2
Property Description	2

Ownership and Agreements	4

Platinum Group Metals Option Agreement	7
Western Prospector Option Agreement	7
Underlying Vendors	8

Accessibility, Local Resources and Physiography	10
Exploration History	11
Geological Setting	15
Regional Geology	15
Local and Property Geology	20
Structural Geology and Age Relationships	22
Glacial Deposits	25
Deposit Types	25
Mineralization	27
Lakemount Zone ('F' - Zone)	27
'E' Zone	34
Zones 1 and 2	34
'D' Vein	40
'J' Zone	40
Zones 'B-C-H-X'	40
Kimberlite Dyke	40
Exploration by Platinum Group Metals Ltd	43
Phase 1 Drilling	43
Geology of the Sunrise Intrusion	43
2004 PTM Exploration Program	49

ii

Geotem Airborne Mag/EM Survey		49
Phase 2 Drilling - March/April 2004		49
2004 Downhole UTEM Survey		51

Sampling Method, Preparation, Analysis and Security		53
Quality Control		52
Analytical Methodology		53
Data Verification		55
Adjacent Properties		56
Mineral Resource Estimates		58
Interpretation and Conclusions		59
Recommendations		58
References		59

Tables

		Page

1. Lakemount Exploration History		16

2. Mineralized Intercepts 2003-2004 PTM Drilling		47

3. Local Past Producing Au Properties		56

4. Proposed Phase 3 – 2004 Exploration Budget		62

Illustrations

Figure No.	Title	Page

Figure 1	Location Map – Lakemount Property	5
Figure 2	Lakemount Property – Tenure Holdings and Access	6
Figure 3	Topography and Access Routes	12
Figure 4	Regional Geological Setting of the Lakemount Property	18
Figure 5	Regional Structural Setting and Geology	19
Figure 6	Geology of the Lakemount Property	23

		iii

Figure 7	Airborne Magnetic and EM Anomaly Map	24
Figure 8	Local Geology and Mineral Occurrences	26
Figure 9	Topography and Location of Main Mineralized Occurrences	28
Figure 10	Prior Drilling of the Lakemount Zone	30
Figure 11	Detailed Plan Map of the Lakemount Zone Drilling	31
Figure 12	Cross-Section Through Lakemount Zone	32
Figure 13	“Deep-Em” Loop Locations and Conductors	33
Figure 14	Plan Map of the E Zone	35
Figure 15	Plan Map of Zones 1 and 2	36
Figure 16	Sketch Map of the J Zone	38
Figure 17	Sketch Map of the D Vein	39
Figure 18	Sketch Map of the B-C-H-X Zone	41
Figure 19	Kimberlite Occurrences in the Wawa Area	42
Figure 20	DDH Plan Map 2003/2004 Drilling	48
Figure 21	2004 Geotem Total Field Magnetic, Flight Lines and EM Conductors	50
Figure 22	Loop Locations for Borehole UTEM Survey 2004	52

Appendices
Ore Dressing Report #318, (1929) – Lakemount (‘F’) Zone		Appendix A
Concentration and Recovery from Lakemount Zone Ni-Cu Ore (1952)		Appendix B
Drill Results 2003-2004 Diamond Drilling Lakemount Property		Appendix C
Analytical Results 2003-2004 Diamond Drilling Lakemount Property		Appendix D
Certification of Qualifications		Appendix E
Preliminary Interpretation of Borehole UTEM Survey – Memo		Appendix F

iv

Summary

The Lakemount Property consists of a contiguous block of two mining leases and four staked mining claims totaling 3,625 hectares and measuring roughly 4 by 7 kilometres. The property is located approximately 10 kilometres east of the town of Wawa, in northwestern Ontario. Highway 101 crosses through the central portion of the property allowing entry to a network of moderately overgrown logging roads that provide access to the known mineral occurrences.

The Lakemount Property covers a portion of the southern limb of the Archean aged Michipicoten Greenstone Belt that forms part of the Wawa subprovince of the Canadian Shield. Three apparently long-lived and deep-seated fault systems (Mildred Lake Fault, Kapuskasing-Wawa Lake Fault, Algoma River Fault) converge in the southwest corner of the Property and splays and related subsidiary faults effect the majority of rock units on the property. A carbonatite complex and late ultramafic intrusive complexes, including kimberlite dykes in and around the property, appear to be associated with the convergent regions of these major deep seated faults.

To date, eight mineralized occurrences have been discovered and explored on the Lakemount Property dating back to 1928. These zones include a significant zone of copper-nickel-cobalt-platinum-palladium-gold mineralization associated with the disseminated sulphides at/near the base of the Sunrise Intrusion on the northern portion of the property; copper-zinc-gold values associated with shear-breccia zones cutting mafic metavolcanic rocks and a recently discovered kimberlite dyke which may indicate potential for diamonds on the property.

The bulk of the historical work on the property has been focused on the disseminated nickel-copper-PGE mineralization of the Lakemount (‘F’) Zone within the Sunrise Intrusion. Prior to PTM’s work on the project beginning in October 2003 146 diamond drill holes totaling over 23,000 metres had been completed and traced nickel-copper mineralization for over 792 metres along strike and to a vertical depth of 243 metres within the border phase along the southern contact of the Intrusion. Limited historical assaying for platinum and palladium had indicated the presence of locally strongly elevated platinum group metal (“PGE”) values. In particular hole 11, completed and assayed in 1942, yielded a reported 17.4 metre intercept grading 1.1% copper, 0.5% nickel, 4.2 g/t palladium and 1.5 g/t platinum.

On the basis of the available information PTM optioned the Lakemount Property with the stated intention of testing the known zone of nickel-copper mineralization for elevated PGE’s. In addition to that portion of the Lakemount Zone tested by prior drilling previously completed airborne and ground geophysical surveys had indicated potential for extending the Lakemount Zone both along strike to the west and downdip. Prospecting along the western end of the Sunrise Intrusion, over 1.0 kilometre west of the Lakemount Zone was reported to have returned high grade palladium values, to 10.0 g/t Pd, from grab samples.

Platinum Group Metals Ltd. (“PTM”) has an option to earn a 51% interest in the Lakemount Property from Western Prospector Group Ltd. (“WPG”). PTM may earn an initial 25% interest in the Property by making cash payments to Western totaling $110,000, issuing 75,000 common shares and incurring $1,500,000 in exploration expenditures prior to December 31, 2006. PTM may, having vested at 25% by meeting the conditions outlined above and paying all applicable

i

taxes, lease fees and property maintenance costs during this period, earn an additional 26% interested under the terms outlined below or remain at 25% and form a 25/75% joint venture with WPG. In order to increase their vested interest from 25% to 51%, earn an additional 26% interest, PTM must make an additional cash payment to WPG of $40,000 on October 30, 2007, issue an additional 75,000 common shares prior to December 31, 2008 and incur and additional $1,000,000 in exploration expenditures prior to December 31, 2008.

During November/December of 2003 PTM completed an 8 hole diamond drill program, totaling 1488 metres to test the Lakemount Zone. Hole LK03-01 was collared in an attempt to twin hole 11 from the 1942 drill program and confirm the reported high grade PGE values. While a significant thickness of disseminated sulphide mineralization was intersected in hole LK03-01 (20.15 metres grading 0.34% Cu and 0.33% Ni) PGE values, while still elevated, were orders of magnitude lower than the historically reported averages for hole 11 (averaging 0.26 g/t platinum (“Pt”) plus palladium (“Pd”) over the above mentioned 20.15 metre interval).

The highlight of the 2003 drilling program were intersections of significantly higher than average historically reported Ni and Cu grades in holes LK03-06 (5.50 metres grading 0.67% Cu, 0.74% Ni and 0.93 g/t Pt+Pd+Au) and hole LK03-08 (13.0 m grading 0.48% Cu, 0.87% Ni and 0.59 g/T Pt+Pd+Au).

These significantly elevated values provided sufficient encouragement to continue exploration of the Lakemount Zone and a helicopter-borne time-domain (Geotem) electromagnetic/magnetic survey was completed over the central portion of the Lakemount Property in March of 2004. In total 180 line km of surveying were completed. Several conductive and magnetic zones were identified on the property. Importantly seven conductive zones were identified within or in very close spatial proximity to the Sunrise Intrusion.

A second diamond drill program, consisting of 8 additional holes (LK04-09 to 16), was completed by PTM in late March-April 2004 targeting both airborne geophysical anomalies identified by the Geotem survey and targets generated by the first PTM drill program. At the time of writing final results for only hole LK04-16 were available to the author from this program. Asssaying for hole LK04-16 was completed on a rush basis after the identification of “balls” massive sulphide ranging from 1 to 4 cm in diameter. These sulphide “balls” have cores of massive, coarse-grained pendlandite and pyrrhotite and may indicate the presence of more massive sulphide accumulations within the Sunrise Intrusive system than encountered to date. Hole LK04-16 returned an 11 metre intercept grading 0.56% Cu, 0.74% Ni and 0.77 g/t Pt+Pd+Au, results consistent with the higher grade intercepts in holes LK03-06 and 08 which are located 50 metres to the east and 250 metres to the west respectively within the higher grade core of the Lakemount Zone.

At the time of writing a downhole UTEM survey of a number of the holes drilled in 2003/04 by PTM had been completed and was awaiting final interpretation. Preliminary interpretation indicated the presence of several off-hole anomalies including a “complex” anomaly in the vicinity of hole LK04-16. The geophysical program was undertaken to test the Lakemount Zone for massive to very heavily disseminated zones of conductive sulphide mineralization which may have sourced the massive sulphide balls observed in hole LK04-16.

ii

In summary work to date on the Lakemount Property has demonstrated the presence, within the Sunrise Intrusion, of a significant body of disseminated Ni-Cu-PGE mineralization. Based on the sulphide accumulations in hole LK04-16 there appears to be potential, within the same system, for more massive, and therefore likely higher grade, Ni-Cu-PGE sulphide mineralization. It is recommended that, pending the results of on-going assaying and geophysical surveys, that additional drilling continue to test the Sunrise Intrusion both at depth and along strike from the higher grade portions of the known mineralized system, that all conductors both within and adjacent to the intrusion be drill tested and that an economic model be developed for the existing Ni-Cu-PGE resource to determine if there is a grade/tonnage scenario which would allow the resource to be exploited at a profit. An initial $271,750 diamond drilling program is proposed for further testing of the Lakemount Zone which may be revised upwards pending the results of the above mentioned on-going work.

In addition to the obvious focus on the Ni-Cu-PGE mineralization of the Lakemount Zone a more thorough examination of the potential of the other mafic/ultramafic bodies on the property is required to determine if there are valid exploration targets within these bodies. The recently completed airborne survey also identified a number of other features on the property, some associated with known mineral occurrences, which have as yet not been ground truthed and this should be a priority. While the diamond play in the Wawa area has not, to date, produced any economic discoveries it is recommended that PTM make an effort to find a partner to better evaluate the potential of the property from this perspective. A budget of $77,500 is proposed for ground based follow-up to the airborne survey, trenching and additional investigation of the kimberlite/diamond potential of the property.

iii

Introduction

The Lakemount Property is situated 10 kilometres east of Wawa, Ontario. The property is comprised of two leases and four staked claims (38 claims units) totaling approximately 3625 hectares. Platinum Group Metals Ltd. has an option to earn a majority interest in the property, subject to the terms and conditions of an option agreement with Western Prospector Group Ltd. and subject to the terms of agreements between WPG and the vendor groups.

The original discovery of mineralization on the Lakemount Property occurred in 1928 when prospectors uncovered polymetallic veins within mafic volcanic rocks which yielded grab samples grading between 3 and 10 g/t gold. In 1942, copper-nickel mineralization was discovered in the Sunrise Intrusion and by 1957 approximately 23,000 metres of diamond drilling in 146 drill holes had outlined a broad zone of disseminated nickel-copper mineralization over a strike length of roughly 800 metres along the southern contact of the Sunrise Intrusion – the Lakemount Zone. Limited assaying during the 1940’s and 50’s also indicated the presence of locally strongly elevated platinum group metal values associated with the copper-nickel zone. Since 1967, little work has been conducted on the Lakemount Zone with attention being focused on exploration for gold-bearing volcanic hosted massive sulphide zones. More recently, as a result of discovery of diamondiferous kimberlite bodies in the Wawa area, exploration has focused on the potential of the property to host diamond-bearing intrusions and led to the discovery of a kimberlite dyke on the property in 2000. To date a total of approximately 29,000 metres of diamond drilling have been completed on the property since 1942.

Terms of Reference

The author has produced this report at the request of Platinum Group Metals Ltd. as an update/revision to the existing technical report prepared by Mr. J.C. Archibald for the Western Prospector Group Ltd. in 2001 from which this report draws extensively. The author is employed by Platinum Group Metals Ltd. in the capacity of Manager, Exploration and has been since 2000. The author is also a share/option holder in the company and cannot, therefore, be considered independent. The author declares that he has no direct interest in the Lakemount Property and expects to receive no direct compensation for writing of this report, save for what he would be entitled under the terms of his employment agreement with the company. The author is a Professional Geologist registered in the Province of Ontario – License number 0227. The report has been prepared under the guidelines of National Instrument 43-101 and 43-101F in support of a private placement financing being undertaken by Platinum Group Metals Ltd. at the time of writing.

The author warrants that he has visited the property in the fall of 2003 in advance of the current exploration activities by PTM, that he has had access to historical reports and records on the property as compiled and recorded by J.C. Archibald (2001) and Dennis Gorc of Platinum Group Metals Ltd.. The author also acknowledges the assistance of Mr. Gorc, who is supervising the Lakemount Project on behalf of PTM, in preparation of this report. The author has reviewed all said data and believes it to be accurate to within the limits imposed by the quality and state of preservation of the historical data.

Disclaimer

The author has relied heavily on previous exploration records and reports, in particular those prepared by property vendors C.W. Archibald (1991), J.C. Archibald (2001) and information provided by Mr. Dennis Gorc, in preparation of this report. Information on the status of mineral claims comprising the property is drawn from the Ontario Ministry of Northern Development and Mines. A legal opinion of the legal/ownership status of the property and interworkings of the agreements governing said ownership was, at the time of writing, being prepared by legal council on behalf of Platinum Group Metals Ltd. but was not available to the author. The author further notes that the resource calculation on the Lakemount Zone reported herein is not 43-101 compliant and takes no responsibility for the quality and accuracy of said calculation as reported by J.A. McGregor, 1968. This resource estimate is reported for completeness and should not be used in any way to value the property.

Property Description and Location

Location

The mining leases and mineral claims comprising the Lakemount Property are situated within Esquega, McMurray, Lastheels, and Chabanel Townships within the Sault Ste. Marie Mining Division (Algoma District) of Northwestern Ontario, Canada. The property is centered at latitude

470 50' N and longitude 840 34' W, some 10 kilometres east of the town of Wawa (Figure 1). Wawa is a town of 1500 people and provides both a base of operations and local supply centre.

Property Description

The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units, a 17.3 x 1.0 km. square lease block, and one patented mining lease (Parcel 2017-Household Lease #218693) block totaling approximately 3525 hectares. The leases and claims are contiguous and can be described as follows:

A)	N 470 Lease (Parcel 2017 Algoma Central Railway) Under an agreement dated May 5, 1998 between Talisman Enterprises Inc. and Tidal Explorers Ltd. Tidal purchased the title to said Lease registered as Parcel 2017 in the register for Algoma West Section being part of Esquega Township in the District of Algoma. Registration Number 218693 (West Household Lease), Land Registry of Sault Ste. Marie, Ontario. Taxes are approximately $4,000 per year.

The patented lease N470 is a lifetime patented lease fully owned by Tidal Explorers Ltd. Approximately $4,000 in school and district taxes have been paid to the year 2004 but can be accumulated each year.

Area of patented lease - 777 hectares

B)	Wagner Forest Management License Area, Agreement dated January 1, 2001 between 3011651 Nova Scotia Limited and Tidal Explorers Ltd. located in the District of Algoma, Province of Ontario as defined by the following coordinates and illustrated on the attached map (Figure 2) (land area represents 86.5 single claim units equivalent). The Licensed Area (UTM zone 16, NAD 27) consists of certain grid claims, or portions thereof, listed as follows by the midpoint coordinates, commencing in the most northwesterly part of the Licensed Area. The Licensed Area is located entirely within Esquega Township in the District of Algoma, Province of Ontario.

Northerly	Easterly	Gross	Net	Township

5 321 500	674 00 to 677 500	4	4	Esquega
5 322 500	674 00 to 677 500	4	4	Esquega
5 323 500	674 00 to 677 500	4	3	Esquega
5 324 500	674 00 to 675 500	2	2	Esquega
5 325 500	674 00 to 675 500	2	2	Esquega
5 323 500	675 00 to 675 500	3	3	Esquega

	Total	19(est.)	18 units(act.)

Area of Wagner Lease - 2240 hectares

In order to maintain the Wagner Leases in good standing approximately tax payments of $1100.00 and exploration expenditures of $1500.00 are required by December 31st of each year but can be accumulated for five years. A base rental fee of $19,800.00 and an exploration expenditure of $36,000.00 is due for each of the first four years (or $3100.00 combined for each of the eighteen units if some of the units are dropped). The property can then be brought to lease during the fifth year.

C)           Crown claims (McMurray-Lastheels-Chabanel Township) (4 groups of claims totaling 38 claim units)

Claim No.	Township	Block Size (Hectares)	Type

1196556	Chabanel	112	unpatented
1235485	Chabanel-McMurray	144	unpatented
1235512	Lastheels	256	unpatented
1235514	Lastheels	96	unpatented

Area of Staked Claims - 608 hectares

                 The four unpatented crown claims have minimum annual work expenditures of $15,200.00. To date

                 $10,898.00 has been applied to claims 1196556 and 1235485.

Mining Lands Mining Claims Client Report

Sault Ste Marie Division 50

Client: 102807 ARCHIBALD, FREDERICK THOMAS

Township	Claim	Recording	Claim Due	Units	Percent	Work
Area	Number	Date	Date		Option	Required

Chabanal	SSM	2000/Jul/28	2003/Jul/28*	7	100.0%	2800
	1196556

Chabanal-	SSM	2000/Jul/20	2004/Jul/20*	9	100.0%	3600
McMurray	1235485

Lastheels	SSM	2000/Sep/12	2002/Sep/12*	16	100.0%	6400
	1235512

Lastheels	SSM	2000/Oct/18	2002/Oct/18*	6	100.0%	2400
	1235514

Total Area of Lakemount Property - 3625 hectares

* Note: As legal proceedings have been initiated concerning the legal ownership and title to these claims (see section on ownership below) the Ontario Ministry of Northern Mines and Development will not accept the filing of work against these claims until such time as the legal dispute is settled. At that time work totaling $400/unit/year (or $15,200/year) must be filed against these claims to maintain them in good standing. At the time of writing an assessment filing of $20,400 would be required to keep the claims in good standing through their 2004 anniversary dates.

Ownership and Agreements

Platinum Group Metals Option Agreement

Under the terms of a Letter Agreement dated October 28, 2003 Western Prospector Group Ltd. (WPG) granted to Platinum Group Metals Ltd. (PTM) an option to earn up to a 51% interest in the Lakemount Property as described above. Under the terms of the Letter Agreement PTM may earn an initial 25% interest by making cash payments of $110,000 to WPG, issuing 75,000 common shares in WPG’s favour and completing $1,500,000 in exploration expenditures on the property prior to December 31, 2006 as per the schedule outlined below

Cash Payments	(total $110,000)	Shares to Be Issued	(total 75,000)
On signing	$25,000 (paid)	0
October 30, 2004	$25,000	25,000
October 30, 2005	$25,000	25,000
October 30, 2006	$35,000	25,000

PLATE
LAKEMOUNT PROPERTY BOUNDARY
DAMBROSSIO
DUMAS
DUNPHY
FINAN
TRANS CANADA
17
ABOTOSSAWAY
AGUONIE
BIRD
KNICELY
LAMBERT
LECLAIRE
RAILWAY
MUSQUASH
MACASKILL
MENZIES
CORBIERE
COWIE
DEBASSIGE
RAILWAY
NEW HYDRO ELECTRIC POWER DAM
ESQUEGA
FIDDLER
ISAAC
101
Property
SCALE
LASTHEELS
TOWN OF WAWA
Lake Superior
17
TRANS CANADA
ONTARIO
THUNDER BAY
WAWA
TIMMINS
SAULT STE. MARIE
TORONTO
Wawa Area Map
LOCAT ON PLAN
LAKEMOUNT PROPER
WESTERN PROSPECTOR GROUP TD

Figure 1: Location Map – Lakemount Property, Sault Ste. Marie Mining District, Ontario

5

CHABANEL TWP.
Mildred Lake
Brooks Lake
Lochalsh Lake
Holdsworth Lake
Sunrise Lake
ESQUEGA TWP.
5,327,500mN
Lena Cr.
Algoma Central Railway
Lena Lake
Francis Lake
Elbow Lake
Mining Lease N470
Parcel 2017
Hawk Lake
5,325,000mN
Bremner Lake
Hwy. 101
American Cabin Lake
Algoma Lease Unit
48° 02'N
Wagner Licence
5,322,500mN
Wawa Lake
SSM1235485
Ghost Lake
Vanreek Lake
SSM1196556
Hwy. 101
Shoak Lake
SSM 1235512
McMURRAY TWP.
5,320,000mN
SSM 1235514
Roddy Lake
LASTHEELS TWP.
LEGEND
Mining Lease N470
River or Stream, Lake
2500m Spacing (NAD 83 Grid)
48° 02'N
Latitude/Longitude
Surveyed Meridian
SCALE 1:50,000
KILOMETERS
PLATINUM GROUP METALS LTD.
Lakemount Property–Esquega Twp.–Wawa,Ontario
SAULT STE. MARIE MINING DIVISION, ONTARIO
Figure 2
Property Map

**Figure 2 : Lakemount Property – Tenure Holdings and Access**

Cumulative Exploration Expenditures (total $1,500,000)

December 31, 2003	$100,000 (completed)
December 31, 2004	$400,000
December 31, 2005	$800,000
December 31, 2006	$1,500,000

Having made the above mentioned payments and completed the required exploration expenditures PTM may opt to either vest at a 25% interest in the property and form a joint venture with WPG or to earn an additional 26% interest (for a total earned interest of 51%) by making additional cash payments to WPG totaling $40,000, issuing an additional 75,000 common shares to WPG and incurring an additional $1,000,000 in exploration expenditures prior to December 31, 2008.

Once PTM has either decided to vest at a 25% interest or proceeded to and vested at 51% interest a joint venture would be formed between PTM and WPG under which the two parties would contribute pro-rata to the ongoing exploration of the Property. The Letter of Agreement stipulates that should either joint venture partner fail to contribute during this phase their interest will be diluted on a pro-rata basis. Should the retained interest of either party fall below 15% said interest will be converted automatically into a 1% NSR royalty on metals and a 2% NSAR royalty on precious stone production. Also, under the Letter Agreement, PTM is named as operator throughout the duration of the option period.

Western Prospector Option Agreement

Under the terms of a Letter Agreement (Badger Agreement) dated June 7, 2001, the details of which are outlined below, between Badger and Co. Management Corp. and Tidal Explorers Ltd. Badger and Co. acquired an option to earn up to a 100% interest in and to the Lakemount Property. By an Assignment and Assumption Agreement dated August 15, 2001 among Badger & Co., Tidal Explorers Ltd. and Western Prospector Group Ltd., Badger & Co. assigned to WPG in it’s entirety the option rights with respect to the Lakemount Property it had acquired as per the terms of the Badger Agreement. In accordance with the terms of the Letter Agreement and the Assignment and Assumption Agreement WPG reimbursed Badger and Co. its costs totaling $15,000 incurred in investigating the Lakemount Property and $5,000 cash payment made by Badger to Tidal on signing of the Badger Agreement.

Under the terms of the Badger Agreement and subsequent Assignment Agreement WPG has the option to earn an initial 80% interest in the Lakemount Property in consideration of cash payments to Tidal totaling $85,000 ($5,000 paid by Badger on signing, $20,000 on August 31, 2001 (paid) and $20,000 on each of June 30, 2002 (paid), 2003 (paid) and 2004, issue to Tidal a total of 250,000 common shares in the capital stock of the Company (100,000 on CDNX acceptance (issued) and 50,000 on each of June 30, 2002(issued), 2003 (issued) and 2004 (see amendment below), as well as undertaking and completed cumulative exploration expenditures on the Lakemount Property of $1,500,000, of which total $200,000 were to have been incurred by June 30, 2002 (met), $700,000 by June 30, 2003 (met), and $1,500,000 by June 30, 2004 (see amendment below).

The terms of the Assignment and Assumption Agreement were amended on April 17, 2002 so as to provide additional time for Tidal and WPG to enter into a formal agreement the production of said agreement having been delayed.

The Badger Agreement was amended as at May 9, 2002 by making the June 30, 2002 cash payment due upon “the earlier of completion of a private placement of WPG’s securities and June 30, 2002”. This payment was made on June 30, 2002. This amendment also extended the June 30, 2002 date for completion of the 2002 work program at Lakemount to September 30, 2002 with the provision that a minimum $65,000 be committed to the Wagner Lease portion of the Lakemount Property to meet assessment work requirements.

At the time of writing of this report WPG and Tidal were in the final phases of discussion regarding a Final and Complete Option Agreement between the two parties which, in addition to providing the Final Agreement provided for in the Assignment and Assumption Agreement would extend the date for the 2004 exploration expenditures commitment in favour of addition cash and share payments to Tidal from WPG through 2006. WPG has warranted to the author that these discussions will be concluded in due course and that they will not effect PTM’s option agreement on the Property.

Upon completion of the amended terms of the Badger Agreement WPG will have earned an 80% interest in the Lakemount Property. Western will then have the right to purchase the remaining 20% interest in incremental amounts of $300,000 for each 1% interest for a total maximum price of $6,000,000 to reach a 100% interest in the property. Both the rights to purchase the remaining interest in the property and the first right to purchase or buyout any underlying interest including NSR interests in the Property will also follow-through to PTM on a pro-rata basis once PTM has earned a vested interest.

Underlying Vendors

The Lakemount Property as it currently exists represents an amalgamation of 4 separate properties put together by Tidal Explorers. The four separate land parcels are

1.	Parcel 2017 (also referred to as Lease N470) which is a patented lease covering 777 hectares (Figure 2) acquired by Tidal Explorers Ltd. via a sales agreement dated May 5, 1998 and subject to a Letter Agreement dated June 13, 2001 between Tidal Explorers and Algoma Central Corporation. As per the terms of the Letter Agreement (“Tidal-Algoma Agreement”) Algoma agreed to extinguish a perpetual rent-charge on the land known as Parcel 2017 Algoma West Section, Esquega Twp in favour of a one-time cash payment of $5,000 (paid) and the granting in favour of Algoma a 1.5% NSR royalty on mineral production and a 1.5% NSAR (net sales returns) royalty on the production of precious and semi-precious stones from this land parcel. There is no buy-out provision for this royalty in the “Tidal-Algoma Agreement”. This parcel is also subject to restriction of title pertaining to right-of-way allowances for the location of Highway 101. Algoma

Central Corporation also retains timber rights to the Parcel. Annual tax payments of $4,000 are required to be made by Tidal.
2.	The Wagner Licensed Area, as described above, covers approximately 2240 hectares. Under the terms of a Mining Rights Option Agreement dated November 4, 1997 between 3011650 Nova Scotia Limited as the Optionor and Algoma Central Corporation as the Optionee 3011650 Nova Scotia Limited was granted an option to purchase a 50% interest in and to certain Subject Mineral Rights held by Algoma Central Corporation in the greater Lake Superior area at a purchase price of $25/acre which included the Wagner Licensed Area.

Tidal Explorers entered into a Mineral Exploration License Agreement (“Tidal-Nova Scotia Agreement”), dated January 1, 2001 for a term of five years, renewable for a second five year term at Tidal’s option, with 3011651 Nova Scotia Limited (then trading as “Cedar Falls Forest Resources”) to acquire Nova Scotia’s interest in and to the Wagner License. Under the terms of the Tidal-Nova Scotia Agreement Tidal will make annual rental payments to Nova Scotia of $19,800 to December 31, 2005 after which the License area may be brought to Lease or if not taken to Lease through to December 31, 2010. Tidal will also incur minimum annual exploration expenditures of $36,000 to December 31, 2005 after which the License area may be brought to Lease or it not taken to Lease through to December 31, 2010. There is also a 3% NSR royalty reserved on the aforementioned 50% property interest in favour of Nova Scotia.

It is further noted that that portion of Parcel 413, located south of Highway 101, is subject to a debenture by 3011650 Nova Scotia Limited in favour of Traveler’s Insurance Company, John Hancock Mutual Life Insurance Company, Melon Bank N.A., as trustee, registered as instrument number 215247 on November 5, 1997 in the principal amount of $31,750,000. As this debenture represents a lien against future timber production and surface right from this portion of the parcel it is unclear what effect it may have on the mineral rights to the property. PTM has sought a legal opinion as to the effect of the debenture on its ability to earn it’s option interest in the property. A preliminary draft of the legal opinion made available to the author indicates that the mineral rights to the Wagner License should not be affected save as they interact with the surface rights. Therefore there should be no lien against future mineral production but surface access would require the agreement of the debenture holders.

3.	Crown Claims SSM 1196556 and 1235485 in McMurray-Chabanel Townships held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.
4.	Crown Claims 1235512 and 1235514 in Lastheels Township held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.

Note that the Crown Claims listed above in sections 3 and 4 and held under the name of Mr. Archibald were encumbered on November 21, 2001 by pending legal proceedings initiated by a third party litigant. At the time of writing these legal proceedings had not been resolved and the legal status of these claims, and therefore of the various property agreements as they related to these claims, remains uncertain.

Note that the author has relied on documentation provided by PTM and WPG in compiling this section and makes no warranties as to the legal accuracy of the statements above, nor is the author qualified to provide a legal opinion on the agreements/land status. It is, however, the author’s professional opinion that PTM’s option is valid in all respects subject to finalizing of the Final and Complete Option Agreement between WPG and Tidal. The encumbrances on surface rights on the Wagner License ground related to the aforementioned debenture and the pending legal proceedings on the Archibald Crown Claims should have no direct bearing on the PTM-WPG Agreement nor underlying agreements save and except should the Crown Claims be forfeited. In this case they would simply be excluded from the PTM-WPG Agreement and the other properties would remain subject to said Agreement.

All known mineral prospects on the Lakemount Property occur within the N470 Lease area. Potential extensions of the Lakemount Zone within the Sunrise Intrusion occur within the Wagner License.

Previous shallow surface trenches which have not been back-filled to date and naturally occurring acidic drainage waters from surface sulphide showings on the property constitute the only existing environmental liabilities on the Property and neither of these is considered to be of a serious nature. On-going exploration activities are expected to have minimal environmental impact until such time as a resource is calculated for the Lakemount Zone and the economic potential of this resource determined. As all of the proposed exploration is on private lease land, there are no permits required to conduct this work.

Accessibility, Local Resources And Physiography

The Lakemount Property is located approximately ten kilometres east of the town of Wawa and approximately four kilometres southwest of Hawk Junction in northwestern Ontario. Wawa is located on the Trans Canada Highway 17. Highway 101 (which joins Wawa to Hawk Junction) cuts through the south-central portion of the property. Wawa is located along the Trans Canada Highway 17 some 220 kilometres north of Sault Ste. Marie and 520 kilometres east of Thunder Bay. A timber road from Hawk Junction accesses the northern and northeast sections of the property. The northwest section is accessed by the Loonskin Lake Forest Access Road. The southwest section of the property is accessed by the Twin Lakes and Firesand Forest Access Road. Highway 101 is a paved, all-season road (Figure 3).

Access can also be made by floatplane to Wawa Lake, Hawk Lake, or Sunrise Lake. The eastern edge of Wawa Lake cuts the west boundary of the claim group. A gravel tote-road connects Highway 101 to Hawk Junction by way of Hawk Lake. Floatplane services are available from Wawa and from Hawk Lake. The CPR and ACR railways connect through Hawk Junction. PTM has also upgraded an existing Forest Service Access route to provide year-round access to the Sunrise/Elbow Lake area of the property, the location of this trail is indicated on Figure 3.

The Lakemount Property has an abundant water supply from lakes within the property boundaries. Power is available from a power-transmission line which traverses along Highway 101 or from lines which traverse the west side of the property. A skilled and experienced workforce is available in Hawk Junction and Wawa. Housing and supplies are available in Wawa.

The southeasterly portion of the property and the Firesand Creek area of the property are covered by flat glacialfluvial-outwash or overburden and are devoid of outcrop. The northern and western portions of the property are covered by gently undulating terrain and approximately five percent of the area is exposed outcrop. Tree cover consists of mature birch, poplar and spruce ranging form 10 to 30 centimetres in diameter. Over the southern and southeastern sections of the property are jackpine stands which were planted roughly 30 years ago. Forest harvesting has been conducted along the east, northwest, and southern sides of the property within the past ten years. The property overlies relatively flat rolling terrain with not more than a few hundred metres of relief.

Exploration on the property can be conducted on a year round basis although roads and trails on the property are difficult to access during spring thaw and freeze-up in the fall for periods of roughly 3-4 weeks. The property is of sufficient size to allow a number of potential sites for future production facilities.

Exploration History

The Lakemount Property has a lengthy history of mineral exploration with written records dating back to 1928. The initial focus of exploration was on gold prospects following the discovery of other significant gold prospects/producers in the nearby greenstone sequences. Continued prospecting of the property led to the discovery, in 1929, of the Lakemount Zone and the focus shifted to evaluation of the Ni-Cu mineralization in the Sunrise/Elbow Lakes area. Most recently work has focused on the potential of the property to host diamondiferous kimberlite occurrences. Brief summaries of the previous exploration efforts on the property follow.

In 1928, Engineers Holding Company Ltd. sampled several quartz vein systems on the Property which led to the discovery of the Zone 1 and 2 vein systems. Initial sampling returned results highlighted by: No. 1 Vein (Pit 2) assaying to 18.50 g/t Au and 13.2% Cu over a 2.4 metre chip sample. Pit 3 assay values to 5.50 g/t Au 3.72% Cu over 3.2 metres (Allen, 1928).

In 1929 a 45.5 kilogram sample of sheared and sulphide-mineralized peridotite was collected from the newly named F Zone (Lakemount Zone) in the Elbow Lake area. The sample was processed by the Ontario Department of Mines. Ore Dressing Report No. 318 (Appendix A) reported weighted average results of 1.23% Cu, 0.51% Ni, 0.14% Zn, 0.30 g/t Au, 8.60 g/t Ag, and 2.10 g/t Pd. Copper recoveries were reported as 97.98%, nickel recoveries as 76.49% and gold recoveries at 59.8% of reported head grades. The material was deemed acceptable for concentration and smelting.

PLATE 4
Lakeside Lake
Lone Lake
Wawa Lake
Crystal Lake
PROPERTY BOUNDARY
LEGEND
TOPOGRAPICAL
WESTERN PROSPECTOR GROUP LTD.
PROPERTY LOCATION
WITH
LEASES and CLAIMS
0 500 1000
metres

Figure 3: Topography and Access Routes – Lakemount Property. PTM access road curves into Elbow Lake are along eastern and northern margins of Lease N470.

In 1936, J.H. Teare discovered three gold-bearing veins associated with northwest trending iron formation, on the east side of Leroy Lake. Grab samples collected from one of three veins, which was traced on surface for approximately 457 metres along strike, assayed between 9.10 and 11.50 g/t gold. Grabs samples from a second vein also returned elevated Au values with a high of 6.75 g/t gold.

In 1942, Lakemount Mines Ltd. as a follow-up to the discovery of copper-nickel mineralization in peridotite near Elbow Lake, drilled the first reported test holes on the property. In total Lakemount completed drilling of 172.6 metres in holes XR1-10. In 1943 Lakemount Mines optioned the property to Corinth Holdings who continued to test the Lakemount Zone. In total Corinth reported drilling 2863.6 metres in 23 holes. Corinth reported that holes 5-14 of this program returned copper-nickel mineralized peridiotite intercepts ranging from 9.6 to 26.1 metres, averaging 16.7 metres, in width. Based on the 42-43 drilling Corinth defined the presence of two sub-parallel zones of disseminated sulphide mineralization within the Sunrise Intrusion separated by approximately 120 metres of sparse mineralization. Both zones subcrop and strike roughly east-west paralleling the basal contact of the Sunrise Intrusion.

Highlights of the Corinth drilling program included hole No. 7 which returned reported assay values averaging 0.92% copper, 1.29% nickel, and 2.10 g/t platinum over 1.52 m. at a depth of 12.1 metres and Hole No. 11, drilled below No. 7, which reported assay values averaging 1.11% Cu, 0.50% Ni, 1.71 g/t Pt and 4.62 g/t Pd over 17.4 metres at a down hole depth to the top of mineralized zone of 103 metres. The Lakemount Zone was drilled to a vertical depth of 91 metres and along strike for 274 metres. Reference in the available information from the Corinth drilling program was made to difficulties in assaying for platinum and the above mentioned palladium values must therefore be considered circumspect.

In 1943, four samples of Lakemount Zone mineralization were assayed by Ledoux & Co. Inc. Chemists and Assayers and returned a reported average grade of 0.43% Cu, 0.52% Ni, and 0.79 g/t Pt. The observation was made that, in general, platinum values increase in association with nickel values which fits with correlation between the presence of pendlandite and PGE mineralization observed and reported by Corinth.

Also in 1943, an independent survey by Douglas S. Baird estimated an average grade of 1.03 g/t platinum from copper-nickel mineralization above the 91-metre level on the Lakemount Zone.

In 1944, copper mineralization was discovered by Lakemount Mines Ltd. within the western extension of the peridotite at the northwest corner of Sunrise Lake approximately 1800 metres to the west of the Lakemount Zone. The same year N.A. Timmins Explorations completed drilling of 4,905 metres in 28 holes to further test the Lakemount Zone.

In 1944, assays completed by Consolidated Mining and Smelting at Trail, B.C. from DDH No. 11 from the 1943 Corinth drilling program reported an average grade of 1.71 g/t Pt and 5.49 g/t Pd over the 17.4 metre interval indicated above. Hole 7 was also assayed and the platinum-palladium assays are summarized below:

Hole No.	Intersection (m)	Width (m)	Pt(g/t)	Pd(g/t)	Assay Details

7	12.2 - 13.7	1.5	2.10	not assayed	1943
11	103.0 - 120.4	17.4	1.71	4.63	Trail, B.C.1944

There is no further reported exploration activity on the Property until 1951 and 1952 when Kelore Mines Limited completed a further 5943 metres of diamond drilling in 34 holes again testing the Lakemount Zone. Lakefield Research Laboratories tested a sample of drill core for flotation the same year with positive results (Appendix B). Recoveries were on the order of 75% for Ni and 88% for Cu. J.W.N. Bell Labs in Haileybury, Ontario reported an average assay grade of 0.34 g/t Pd and 0.34 g/t Pt from thirteen holes collected by Kelore.

In 1953 Ventures Ltd. completed an additional 5,263 metres of drilling in 31 drill holes and reported an estimated resource within the Lakemount Zone of 4,550,000 tonnes averaging 0.32% Cu and 0.51% Ni to a depth of 243 metres. This resource was conducted utilizing a sectional block method and does not conform to the current guidelines of National Policy 43-101 and is mentioned here only for completeness.

In 1956 New Kelore Mines Ltd. carried out an electromagnetic survey over Zones 1 and 2 on the east section of the property and completed an additional 3,798 metres of diamond drilling on the Lakemount Zone and other targets in 14 holes.

In 1957 Lakemount Mines reported drilling 5 additional holes in the Lakemount Zone and reported that a total of 23,165 metres of diamond drilling had been conducted on the Zone. According to the Lakemount report copper-nickel mineralization of the Lakemount Zone had been delineated over a strike length of 792 metres and to a depth of 335 metres. Lakemount Mines reported a resource (not categorized in accordance with NP 43-101 and again included solely for completeness) of 2,500,000 tonnes grading 0.36% Cu and 0.55% Ni.

In 1962, the Algoma Central Railway completed an airborne magnetometer and electromagnetic survey over the area. A horizontal-loop electromagnetic survey was carried out over the Elbow Lake area.

In 1967, Selco Exploration Co. Ltd. performed airborne electromagnetic and magnetic surveys over the property at approximately 400 metre intervals. A magnetic and coincident electromagnetic anomaly was indicated over the basal portion of the Sunrise Intrusion.

In 1968, R.A.McGregor (a consultant to AMAX) conducted a resource calculation (not categorized in accordance with NP 43-101 and included for completeness only) of the Lakemount Zone and reported 2,500,000 tonnes averaging 0.55% Ni and 0.36% Cu, in keeping with the previously resource reported by Lakemount Mines in 1957, of which 1,700,000 could have open pit potential. The mineralized zone outlined by drilling had a strike length of 792 metres, a depth of 243 metres and an average width of 21.0 metres.

In 1968, an electromagnetic multiphase survey was completed over the No.1 and No.2 Veins area near Bremner Lake.

Between 1978 and 1982, Firespur Explorations Limited performed geological reconnaissance, ground-based VLF electromagnetic surveying and proton magnetometer surveys over the Lakemount Property. Approximately 1032 metres of diamond drilling in nine holes was completed was completed on the property. The area on the east side of Elbow Lake was stripped, washed, channel sampled and assayed for copper-nickel values.

In 1981 and 1982, R. P. Sage of the Ontario Department of Mines mapped the areas of McMurray, Chantal, Esquega and Lastheels Townships at a scale of 1:15,840.

In 1989, Firesand Resources Ltd. stripped and mapped mineral zones 'B','C','E','F','H','J','X', and No.1-2. A total of 1192 metres in nine diamond drill holes were completed on the 'E' and Lakemount Zones.

In August of 2000, a kimberlite dyke was intersected by diamond drilling by Sonic Soils Ltd. in the southwest portion of the Lakemount Property. This ultramafic-fragmental kimberlite (heterolithic breccia) was intersected between 14.85 metres and 33.50 metres in depth (drill width of 18.7 metres), and is believed to be associated with the Mildred Lake Fault system.

Table 1 summarizes the work completed on the Lakemount Property to date, including the work completed by PTM as described below. The work summarized above is considered to be historic in nature and, based on the available information, none of the previous exploration programs on the Property appears to have been accompanied by an adequate (or any) quality control and assurance program. Analytical methods used to derive the above mentioned values are varied. However, work to date by PTM has indicated that, at least for the Lakemount Zone, the historically reported Cu and Ni values appear to be representative.

Geological Setting

Regional Geology

The Lakemount Property area was initially mapped by Goodwin (1963) followed by Leahy (1971) at a scale of 1:31,680 for the Ontario Department of Mines. The region was last mapped between 1981 and 1984 by R.P. Sage of the Ontario Geological Survey (OGS) (Preliminary Map No. 2439 and 2441) at a scale of 1: 15,840. Traverses in the area were done at approximately 1/2 mile intervals with 1/4 mile intervals in areas requiring more detail.

Regionally, the area is underlain by felsic metavolcanics (mainly lapilli tuffs) and mafic metavolcanic rocks (andesite and basalt) which form the southern limb of the Michipicoten Greenstone Belt (Figure 4). This belt occurs within the Wawa Subprovince of the Superior Province of the Canadian Shield. The Michipicoten belt is comprised of several sequences of Archean felsic to mafic metavolcanics rocks with interbedded clastic and chemical metasediments (iron formation). These volcanic and sedimentary units have been intruded by numerous grantoid to mafic/ultramafic dykes, stocks and small intrusions all believed to be of

Archean age. Northwesterly trending diabase dykes cut all of the other units in the area and are related to late tectonic processes which have effect this portion of the Superior Province.

Table 1 - Lakemount Exploration History - Drilling and Other Work
Year(s)	Company	Notes	# of	Drill Hole	Footage	Meters	Work
			Holes	Nos.	Drilled	Drilled

	Engineers Holding Company
1928	Ltd.						Trenching

1939	Corinth Mines Ltd.						Details Unknown

1940	Sylvanite Gold Mines Ltd.						Details Unknown

1943	Lakemount Mines Ltd.	1	10	XR1-10	566.3	172.6	Drilling

1944	Lakemount Mines Ltd.	2	23	11-35	9,395.0	2,863.6	Drilling/Mag

1944	N.A. Timmins Ltd.		28	36-64	16,093.5	4,905.4	Drilling

				2XR-A thru
?	Unknown	3	11	K	1,415.0	431.3	Drilling

?	Unknown	4	4	S1-4	2,306.0	702.9	Drilling

1951	Kelore Mines Ltd.	5	34	101-136	19,499.0	5,943.4	Drilling

1953	Ventures Ltd.		31	V201-231	17266.3	5,262.8	Drilling

1956-
57	New Kelore Mines		14	301-316	12,460.5	3,798.0	Drilling, EM, SP

1957	Lakemount Mines Ltd.		5	?	1,018.0	310.3	Drilling

1962	Algoma Ore Properties Ltd.	6					Mapping, EM

	Selco Exploration Company						Map, Aeromag and
1967	Ltd.						EM

1978-
82	Firespur Exploration Ltd.	7	10	NA	3,386.0	1,032.1	Map, EM, Mag

1989-
91	Firesand Resources Ltd.		9	NA	3911	1192	Prospecting,Stripping,

							Mapping, Sampling

2000	Tidal Explorers		1	KIM00-01	194.0	59.0	Drilling

2002	Rock Resources						Line Cutting - Sunrise

				LK03-01 to -
2003	Platinum Group Metals Ltd		8	08	4882.0	1488.0	Drilling

2004	Platinum Group Metals Ltd						Airborne Geotem

				LK04-09 to
2004	Platinum Group Metals Ltd	8	8	16	5561.7	1681.4	Drilling

2004	Platinum Group Metals Ltd						Downhole UTEM

	Totals		196		97848.5	29822.7

Notes:
1	Hole locations unknown, no records for holes 3, 4, and 6
2	Hole 15 not drilled
3	No record of when these holes drilled or by whom
4	Drilled by unknown persons from south side of Sunrise Lake
5	Holes 105 and 106 not drilled
6	Drilling reported in Cdn Mines Handbook 1961, p. 132; no records
7	Holes 2,3 and 4 drilled in Sunrise area
8	Hole 15 lost above target, steeped and redrilled as 16

The oldest volcanic cycle recognized in the Michipicoten belt is dated at approximately 2900 Ma and is best developed in Esquega Township, the western portion of Lastheels Township, the eastern portion of McMurray Township, and forms the southern flank of the Michipicoten Greenstone Belt (A.C. Wilson, 2000). The youngest volcanic sequence is dated at approximately 2700 Ma. This sequence comprises roughly half of the preserved portion of the Michipicoten Greenstone Belt and includes the majority of the formerly producing iron ranges in the area north of the Property (A.C. Wilson, 2000).

The rocks of the Michipicoten Greenstone Belt are generally at lower to middle greenschist metamorphic grade and are folded about generally east-northeast trending axial planes Subsequent to regional folding, which appears to date to the Kenoran Event at around 2500 Ma, the area has been effected by two regionally significant brittle-ductile faulting events. These two events are the continental scale Kapuskasing Structure Event and the regional-scale Algoma River fault.

The Kapuskasing Structural Zone lies between Lake Superior and the Hudson Bay Lowlands. This continental-scale deformation zone is interpreted to represent a deep crustal easterward-directed thrust/shear system which exposes middle to lower crustal lithologies at its core. The core of the Kapuskasing Structural Zone lays several hundred kilometers to the east of the Lakemount Property area but it manifests itself in a series of northeast to east-northeast trending fault structures throughout the Wawa-Michipcoten area. The Lakemount Property is cut, through its south-central portion by the northeast-trending Wawa-Kapuskasing structural zone (Figure 5). This zone of predominantly ductile deformation is characterized by a broad fault gouge/crush zone, a series of related shears and the intrusion of a number of mafic/ultramafic dyke-like bodies on the Property. Throughout north-central Ontario a number of mafic-ultramafic intrusions, alkalic complexes and kimberlite dykes/pipes are known to have been intruded along the Kapuskasing Structure. The gold-bearing 1 and 2 quartz-veins systems on the Lakemount Property appear to be related to this structure.

The informally named Algoma River Fault is a major deep-seated brittle-ductile feature which can be traced for over 200 kilometres from just north of Sault Ste. Marie to the Kabinakagami area north of the Lakemount Property (Figues 4 and 5). A number of parallel faults, including the north-northeast trending Firesand Creek fault through the Lakemount Property, lay mainly west of the main strand of the Algoma River Fault. As well a series of northwest trending splays are associated with this structure which includes the Mildred Lake Fault (Figure 5) cutting the western portion of the Lakemount Property. As with the Kapuskasing related structures the Algoma River related faults also appear to have localized mafic dykes/intrusions and kimberlite occurrences including the one on the Lakemount Property (see below). Based on cross-cutting relationships the Algoma River Fault is younger than the Kapuskasing Structural Zone.

Overburden cover in the Lakemount Property area dates to Late Wisconsinian glaciation with regional scale studies indicate a predominant ice directions between 165 and 263 degrees out of the Hudson Bay Lowlands (T. Morris, 1994).

PLATE 5
85°W
84°W
DUBREUILVILLE
LOCHALSH
MISSANABIE
LAKEMOUNT PROPERTY
48°N
WAWA
LAKE SUPERIOR
0 25 50
kilometres
ONTARIO
WAWA
TORONTO
0 250
kilometres
LEGEND:
ARCHEAN
ALGOMAN FELSIC INTRUSIVES
MAFIC INTRUSIVES
TIMISKAMING METASEDIMENTS
KEEWATIN
FELSIC METAVOLCANICS
MAFIC METAVOLCANICS
REGIONAL GEOLOGY
WAWA AREA
WESTERN PROSPECTOR GROUP LTD.
Modified after OGS Map 2240, 1980

Figure 4 – Regional Geological Setting of the Lakemount Property

PLATE 8
LEGEND
IF IRON FORMATION
1 METASEDIMENT
2 MAFIC VOLCANICS
3 FELSIC VOLCANICS
4 INTERMEDIATE VOLCANICS
5 GABBRO
6 PERIDOTITE
7 GRANITE
11 CARBONATITE
SCALE
LAKEMOUNT PROPERTY
LAKEMOUNT PROPERTY
REGIONAL STRUCTURAL PLAN
WESTERN PROSPECTOR GROUP LTD.
AFTER R.P.SAGE ODM 1982
Detailed sketch map of locations for Goudreau iron formations
Insert A
WAWA
Eleanor
Johnson
Helen
Mildred
Lucy
Kathleen
Haldsworth
Bartlett
East Brook
Center Brook
West Brook
Sheldon
Big Lake
Alden
Sweet
Rutledge
Rand 2
North Evans
South Evans
Magpie Mine
Alice
Grant
Bearpaw
Morrison 1
Morrison 2
McPhail
Bear

19

Local and Property Geology

As indicated above the Lakemount Property lies within the Michipicoten Greenstone Belt which is comprised of at least three cycles of intercalated Archean metavolcanic (mafic and felsic) and metasedimentary rocks. These units have been intruded by younger syenites, granodiorites, gabbro, peridotite, quartz porphyry, and diabase.

The oldest mapped unit on the Property is a large area of massive, weakly to moderately gneissic granite-granodiorite which underlies the southeastern corner of the property. This older sequence appears to be restricted to south of the Wawa-Kapuskasing fault corridor suggesting either significant movement along this structure or reactivation of any earlier bounding feature.

The rocks of the Michipicoten greenstone belt appear to be developed atop the gneissic granites. Sage’s mapping indicates that the metavolcanic units are upright and young to the north/northwest. Regional mapping suggests that the felsic pyroclastic and metavolcanic rocks found in the northwest portion of the property (Figure 6) form a portion of a sympathetic fold on the limb of a regional scale syncline. A sequence of metasedimentary rocks, including volumetrically significant iron formation layers lays outboard of the felsic rocks to the south. These are intercalated with intermediate to mafic metavolcanics which are found underlying the western and central portions of the property.

The metavolcanic and metasedimentary rocks have been intruded by at least two and likely three separate suites of mafic to ultramafic intrusive rocks and later granitic to syenitic stocks. The above assemblage has been metamorphosed to upper greenschist facies, folded and variably deformed. Late stage lamprophyre dykes and quartz shear-breccia systems appear to have been emplaced either during or shortly after peak metamorphic conditions. Late, likely Proterozoic-aged, diabase dykes cross-cut the property in a northwest-southeast direction and are clearly post-metamorphic. These rocks units are described in more detail below.

Granitic Gneiss

Gneissic granitic rocks underlay the southeastern portion of the property and represents local basement lithologies upon which the greenstone belts appear to have developed. Lithologies range from granite to granodiorite. The gneissic rocks are typically medium to fine-grained and the dominant foliation direction on the property is east-northeast parallel to the fault corridor.

Felsic Metavolcanic Rocks

An arcuate band of felsic metavolcanic rocks was mapped by Sage (1982) in the northwest corner of the Lakemount Property. The felsic volcanic pile is comprised of intercalated pyroclastic deposits and more massive feldspar crystal bearing flows. Individual flow units reach a maximum reported thickness of 15 metres. The felsic flows are locally intercalated with thin metasedimentary horizons which represent hiatus’ in volcanic activity. Narrow northeast-trending felsic horizons are located in close proximity to the Lakemount Zone and south of Elbow Lake.

Metasedimentary Rocks

Narrow (< 300 metre thick and typically < 100 metre thick) bands of metasedimentary rocks, including narrow carbonate and sulphide facies iron formations, separate both volcanic cycles and flow sequences within individual cycles marking volcanic hiatus’ during the development of the Michipicoten greenstone sequence. These metasedimentary domains are dominated by fine turbiditic clastic rocks, mainly siltstones with lesser greywacke. Little detailed work has been conducted on these sequences in the Lakemount area but they appear to represent deep water sediments. To the north of the property these sequences are more common, thicker and locally host the sideritic iron formations of the former producing iron ranges.

Mafic to Intermediate Metavolcanic Rocks

Metavolcanic units of mafic to intermediate character are the predominant rock type through the central and southern portions of the property. The mafic metavolcanic units are typically fine grained and massive to thinly bedded. Locally coarser-grained flow units are in evidence. Pillow structures are commonly observed within the finer-grained facies and indicate that the sequence faces north and dips steeply to the north-northwest. Plagioclase-phyric mafic and intermediate flow units are also present and can be traced as mappable units for several hundred metres across the property. The bulk of the southern portion of the property, north of the Wawa-Kapuskasing fault corridor, appears to be underlain by massive, dominantly undifferentiated mafic flows, although extensive glacial outwash limits detailed observations.

Early Mafic / Ultramafic Intrusive Rocks

At least two, and potentially three, phases of mafic/ultramafic intrusive activity occur within the Lakemount Property holdings and throughout this portion of the Michipicoten Greenstone Belt. The earliest phase of intrusions appears to be dominantly ultramafic (pyroxenite-peridoitite) intrusions and includes the Sunrise Intrusion on the Lakemount Property and the Lena Lake Intrusion to the west. These intrusions occur as east-west elongate, 1.5-2.5 km long, partially differentiated stocks. The Early Mafic Intrusions display complex folding and upper greenschist facies metamorphism indicating they were intruded prior to peak metamorphic conditions and they do not appear to be related to either of the later structural events which provided conduits for the intrusion of later mafic/ultramafic bodies.

The Early Mafic/Ultramafic Intrusions range from fine to coarse grained and range from pyroxene to olivine dominant. The intrusion commonly have a basal peridotite zone, which generally serpentine rich, and which grades to a coarse grained pyroxenite in the central portion and potentially through to pyroxene gabbro at upper levels. The serpentinized, ultramafic portions of these intrusions produce prominent airborne magnetic anomalies as can be observed in Figure 7. The Sunrise Intrusion, interpreted by the author to be a member of the Early mafic/ultramafic suite is host to the Lakemount Zone copper-nickel platinum group mineralization making other members of the suite prospective for similar styles of mineralization.

Felsic Intrusions

Large massive, granitoid intrusions occur along the eastern margin of the Lakemount Property and appear to be associated with late stage development and accretion of the greenstone sequences. These bodies do not appear to exhibit much in the way of internal zonation but individual bodies range from granite to granodiorite to syenite in composition. Related narrow granitic and pegmatite dykes are observed throughout the property.

Phase 2 Mafic Intrusions

A second phase of mafic/ultramafic intrusive activity occurs on the property within the Wawa-Kapuskasing structural corridor and along the Algoma River and related structures. This phase of intrusive activity includes emplacement of northeast-elongate hornblende dominant gabbro and lesser pyroxenite bodies within the Wawa-Kapuskasing corridor and numerous related narrow mafic dykes. This suite of intrusions appears to be dominantly structural controlled by the two deep seated structures noted above and would also include a number of lamprophyre dykes, carbonatite intrusions and kimberlitic dykes/breccia zones.

Phase 3 Mafic Intrusions

Diabase dykes, both olivine and pyroxene rich and ranging from a few metres to sixty metres in width, are found cutting all of the other units in a northwesterly direction. These dykes are interpreted to be of Proterozoic age and post-date regional metamorphism. The dykes are part of a regional dyke swarm and appear to have been emplaced by preexisting zones of structural weakness during Proterozoic extension possibly related to the mid-Continent rift even. The northeast structures exploited by these dykes appear to have been active and been the focus on mafic intrusive activity on at least three separate occasions.

Structural Geology and Age Relationships

Rock units comprising the metavolcanic and metasedimenatry sequences on the property exhibit northeast and easterly directed foliations crudely paralleling the margins of the Hawk Lake Granitic Complex located to the east of the property. Early deformation appears to have resulting in the wrapping of the greenstone sequence around this massive granitic body.

As mentioned above the Lakemount Property area is dissected by several late brittle-ductile deformation zones which locally impart strong foliations and shearing. Within these zones, in particular within the Wawa-Kaspuskasing Zone, structural relations are very complex.

Lead isotope age determinations from galena collected from the B-C-H-X Zone returned an age of 2813 Ma, suggesting this mineralization may be, at least in part, syngenetic in age (R.P Sage, 1987). Age determination on galena from the Zone No 1 and 2 occurrences, which appear to be related to deformation associated with movement along the Wawa-Kapuskasing deformation zone, returned an age of 2575 Ma, as did the related J Zone mineralization.

PLATE 9
LEGEND
1B MAFIC VOLCANICS basalt
3A FELSIC VOLCANICS crystal tuff
3B FELSIC VOLCANICS lapilli tuff
4A INTERMEDIATE VOLCANICS andesite
4B INTERMEDIATE VOLCANICS breccia
5A METASEDIMENT arkose
6A QUARTZ-FELDSPAR PORPHYRY
7A MAFIC INTRUSIVE gabbro
7B ULTRAMAFIC INTRUSIVE peridotite
7C ULTRAMAFIC INTRUSIVE pyroxenite
8A FELSIC INTRUSIVE syenite
8B INTERMEDIATE INTRUSIVE granodiorit
9A DIABASE INTRUSIVE DYKE
10A CARBONATITE dolomitic
10B CARBONATITE calcitic
LAKEMOUNT PROPERTY
WESTERN PROSPECTOR GROUP LTD.
LOCAL STRUCTURAL PLAN
METRES

Figure 6: Geology of the Lakemount Property after Sage 1981, 1984

23

LAKEMOUNT PROPERTY BOUNDARY
AIRBORNE MAGNETIC and ELECTROMAGNETIC PLAN

Figure 7: Airborne Magnetic and EM Map, Lakemount Property
Data from Ontario MNDM Survey, 1988.

24

Glacial Deposits

The south-central portions of the Lakemount Property are covered by Recent and Pleistocene glaciofluvial sand and gravels to a thickness exceeding over thirty metres in some locations. Exposed cliffs and sample pits indicate the glaciofluvial material to be variably sorted and comprised of rounded cobbles (5 to 20 centimetres in diameter) generally consisting dominantly of granite with less volcanic and rare carbonatite boulders. A clay-rich basal till layer is present atop shallow bedrock exposures in the area and may provide an impediment to fluid/ion transport necessary to properly utilize certain geochemical exploration techniques. The clay does not appear to be conductive.

Deposit Types

The Wawa-Gourdeau-Lochlash area has long been recognized for its gold and base metal potential. Table 2 summarizes past gold production from the district which has also been a significant past producer of iron ore (siderite). A variety of styles of mineralization have been observed and recorded on the Lakemount Property including magmatic disseminated Ni-Cu-PGE sulphide mineralization within the Sunrise Intrusion, potential syngenetic volcanic hosted massive sulphide mineralization, mesothermal gold mineralization associated with sheared hosted quartz veining and the presence of breccias of kimberlitic affinity suggesting the potential for the discovery of diamonds. Deposit and exploration models for the styles of mineralization mentioned above are numerous, subject to various interpretations and beyond the scope of this report. The reader is referred to the geological literature for more details.

The Lakemount Property itself hosts eight known mineral occurrences. The location of these zones is outlined on Figures 8 and 9 with the most significant deposit types described as follows:

Copper-nickel-cobalt-platinum-palladium mineralization is associated with the border phases of the Early mafic/ultramafic intrusive suite. The most significant of these zones is the Lakemount associated with the Sunrise Intrusion on the Lakemount Property. The Sunrise Intrusion is a "wine-glass" shaped body (lying on its side) which hosts two parallel zones of disseminated sulphide mineralization developed along the southern (basal) margin. Mineralization within the Lakemount Zone consists of heavily disseminated fine to medium-grained chalcopyrite-pyrrhotite-pentlandite. Sulphides locally reach 5% by volume and work by PTM has identified massive sulphide “balls” some 1-4 cm in size comprised of very coarse-grained pyrrhotite-pentlandite-chalcopyrite which may be related to more massive sulphide mineralization within the intrusive system. This mineralization is considered to be magmatic in nature having settled toward the basal portion of the Sunrise magma body during emplacement.

Gold-bearing quartz-carbonate vein systems occur within several deformation zones cutting the Property. The vein sets range from a few cm to over a metre in width and are commonly mantled by zones of silicification and chrome-rich mica alteration. Vein sets appear most commonly along the contacts between mafic flows and quartz and/or feldspar porphyritic intrusions and trend in both northeast and northwest directions. Zones 1 and 2, J and the B-C-H-X Zone are representative of this style of mineralization. As in greenstone sequences throughout the Archean

PLATE 6
LEGEND
DIABASE
GRANODIORITE
FELSIC TO INTERMEDIATE PORPHYRY INTRUSIVE ROCKS
TONALITE TO QUARTZ DIORITE
PERIDOTITE
GABBRO, DIORITE
METASEDIMENT ROCKS
FELSIC TO INTERMEDIATE METAVOLCANIC ROCKS
MAFIC TO INTERMEDIATE METAVOLCANIC ROCKS
ULTRAMAFIC TO MAFIC METAVOLCANIC ROCKS
MINOR FAULT
VEIN / ZONE
★ MINERAL OCCURRENCE
LAKEMOUNT PROPERTY
GENERAL GEOLOGICAL PLAN
INCLUDING
LOCATION OF ZONES AND VEINS
WESTERN PROSPECTOR GROUP LTD.
ESQUEGA TOWNSHIP, ONTARIO
CORBIERE TWP
ESQUEGA TWP
Marsden Fault
HAWK LAKE GRANITIC COMPLEX
Hawk Lake Fault
ACR N470 LEASE
LAKEMOUNT PROPERTY
WAGNER LAND MANAGEMENT LEASE
SCALE

Figure 8: Local Geology and Mineral Occurrences – Lakemount Property

26

these gold-bearing vein systems are interpreted to have developed in dilatant zones during metamorphism.

Zinc occurrences are locally associated with cross-cutting quartz-breccia structures along northwesterly trending vein systems (parallel or along splays related to the Algoma River fault system which cut locally can be observed cutting the silicified northeasterly systems. The most significant of these occur in the B-C-H Zone and 'E' Zone areas. Early Pb isotope dates from the B-C-H Zone area suggest there may be a syngenetic component to this mineralization (remobilized?) which may be related to the local development of VHMS mineralization.

Recent work on claim groups north and west of the Lakemount Property has resulted in the discovery of diamondiferous lamproite dykes and breccias of kimberlitic affinity. The diamond discoveries to date appear to lay within a northwest-trending corridor possibly related to the forementioned splays of the Algoma River fault. The discovery of a kimberlite dyke on the southwestern portion of the Lakemount Property indicates potential for additional discoveries of similar lithologies, especially on the heavily overburden covered portions of the southern part of the property.

Mineralization

The section briefly describes the known mineralized zones on the Lakemount Property. The descriptions are based on historical records and summary descriptions by Archibald (2001).

Lakemount Zone ('F' - Zone)

The Lakemount (formerly 'F' Zone) is comprised of disseminated pyrite-chalcopyrite-pyrrhotite-pentlandite mineralization of magmatic origin hosted within the basal phase of the Sunrise Intrusion. The copper-nickel mineralization has associated platinum-palladium values that have not been routinely assayed for. The Sunrise Intrusion is an elliptical-shaped ultramafic body measuring 2100 metres in length and approximately 600 metres in width. Previous work and geophysical surveys of the Property indicate that the Sunrise Intrusion has a wineglass shape with the apex pointed to the south. It is unclear if the apex represents a feeder structure.

The copper-nickel mineralization is hosted by the basal pyroxenite phase of the intrusion along its southern margin. Drilling completed prior to PTM’s involvement with the project had traced the disseminated mineralization for 792 metres along strike and to a vertical depth of approximately 243 metres in 142 holes totaling 24,170 metres. Figures 10 and 11 are plan maps of the Lakemount Zone showing previous drill collar locations – note that the location of several drill holes reported from the Property remain unknown due to incomplete reporting in historical records.

LAKEMOUNT PROPERTY BOUNDARY
HIGHWAY 101
SCALE
0 500
metres
LAKEMOUNT ROP RTY
MINERAL OCCURRENC PL
Figure 9: Topography and Location of Main Mineralized Occurrences, Lakemount Property

Sulphide mineralization occurs at two discrete sub-parallel levels (Figure 12) within the intrusion which dip steeply to the north following the basal contact. The two zones range from 5-25 metres in thickness and are separated by approximately 120 metres of sparsely disseminated sulphide which has historically not been analyzed. According to a review of previous drilling by Archibald (2001) the mineralized zones appears to show an abrupt change in dip within the central portion of the intrusion. On the eastern side of this hinge, the two mineralized zones appear to be more intensely mineralized near surface. West of the hinge the mineralized zones apparently become more intensely mineralized at depth. Work to date by PTM suggests some of the zonation in the mineralization may be associated with folding within the intrusion not recognized by previous workers.

A section of the Lakemount Zone was stripped and washed in 1989 by Firesand Resources, uncovering the lower mineralized interval. The heavily disseminated sulphide zone exceeds 20 metres in width and 170 metres in length across the stripped area. The central core of this zone, some 12 metres in width, contained over 2.0% total sulphide content. Mapping of this zone, in 1990 by T. Heenan (Firesand Resources Ltd.) and P.C. Delisle (Ontario Geological Survey), provided significant input on interpreted structure of the Lakemount Zone. An excerpt from Mr. Delisle’s comments follows:

"In reference to the Lakemount (Sunrise-Elbow Lake) copper-nickel deposit, this is one of the few significant base metal properties in the district. Current investigations indicate that the mineralized zones are rod-shaped and faulted. Further drilling is recommended to explore the strike and depth continuation of the mineralized zones at the 300-metre level below Sunrise Lake. Drill targets can be identified using an induced polarization down-hole geophysical survey utilizing the casing left from previous drill holes. This method can be useful to localize disseminated sulphide ore shoots".

Although significant platinum-palladium values were reported from previous drilling on the property they have not been systematically analyzed for prior to PTM’s involvement (see below). Reported PGE grades of 2.06 g/t platinum over a 1.5 metres interval in drill hole 7 and 1.71 g/t platinum and 4.63 g/t palladium over 17.4 meters in drill hole 11 have not been supported by more recent work but there are elevated PGE values associated with the known Cu-Ni values and the reader is referred to the work completed by PTM below for more discussion.

A Pulse "Deep-Em" Geophysics survey completed over the F Zone in 1979 by Firespur Exploration Ltd. indicated the presence of two strong and parallel conductors underlying Elbow Lake or the eastern portion of the mineralized zone, the north conductor being the strongest. A weak-discontinuous conductor was also detected around the south contact indicating the presence of either disseminated or discontinuous mineralization. The southern conductor was interpreted as being strongest at a depth of approximately 30 metres. This survey also indicates the presence of another conductor under Sunrise Lake. The conductors were traced along strike for 800 metres and appear to dip south near surface. The locations of the “Deep-Em” anomalies are shown in Figure 13.

PLATE
LAKEMOUNT ZONE
WESTERN PROSPECTOR GROUP LTD.
Drill Plan (Holes completed 1942-1957)
N
SUNRISE ULTRAMAFIC INTRUSION
Sunrise Lake
Section 912
MINERALIZED ZONE DEFINED BY PRIOR DRILLING
700 metres
0 100 200 300 metres

Figure 10 – Prior Drilling of the Lakemount Zone – collar locations and hole numbers

F' ZONE DDH PLAN
WESTERN PROSPECTOR GROUP LTD.
LAKEMOUNT PROPERTY
LEGEND
6 PERIDOTITE
3 FELSIC VOLCANICS
2 MAFIC VOLCANICS
DDH-COLLAR
MINERALIZED ZONE
0 30 60 metres
ELBOW LAKE
SUNRISE LAKE
STRIPPED AREA
Base Line C
PROJECTED MINERALIZED ZONES

Figure 11 – Detailed Plan Map of Lakemount Zone Drilling

PLATE 15
LAKEMOUNT ZONE
WESTERN PROSPECTOR
GROUP LTD.
Section 912
EXPLORATION TARGET
Lake
Lake
S
231
(projected E. to section)
17
11
48
0.45, 0.69
3.0
0.40, 0.66
15.2
0.34, 0.80
2.6
Note:
Hole 11 assayed for PGM's.
Balance of holes not
assayed for PGM's.
Intervals of
low grade Cu/Ni
mineralization
Not Assayed
4.2 g/t Pd, 1.5 g/t Pt
1.11% Cu, 0.55% Ni
17.4 metres
ANDESITE
0.30, 0.93
9.1
0.28, 0.43
3.0
0.18, 0.44
3.0
0.36, 0.72
2.6
0.15, 0.38
4.6
Target Zones with
Copper-Nickel Assays
Defined by Prior Drilling
PERIDOTITE
% Copper, % Nickel
Interval (metres)
0 10 50
metres

Figure 12 – Cross Section through Lakemount Zone – Section Line Shown on Figure 10.

PLATE 16
LAKEMOUNT PROPERTY
WESTERN PROSPECTOR GROUP LTD
ELBOW & SUNRISE LAKES
Esquega Township, Ontario
SURFACE PULSE EM SURVEY
DEEPEM
LEGEND
Tx 1
Tx 2
Tx 3
Tx 4
SUNRISE
LAKE
SCALE
metres

Figure 13 – "Deep-Em" Loop Locations and Conductors – 1979 Survey.

33

In addition to the known extent of the Lakemount Zone as indicated in Figure 10 exploration records indicate the presence of additional Ni-Cu mineralization within the Sunrise Intrusion 1600 to 2000 metres west of Elbow Lake near the western end of Sunrise Lake. D.S. Baird (1944) reported elevated nickel, copper and palladium values from this area with Pd grades to 2.10 g/t. However, as indicated above, these Pd grades must be viewed with some trepidation given the inability to confirm other high grade PGE assays from the property reported from the 40’s and 50’s.

Several attempts have been made to calculate a resource estimate for the Ni-Cu mineralization within the Lakemount Zone. None of these estimates are NI 43-101 compliant and are reported here only for completeness. The most recent and detailed calculation was completed by McGregor (1968) utilizing a sectional block model method. McGregor calculated a drill indicated resource of 2.5 million tons grading 0.55% nickel and 0.36% copper for the Lakemount Zone. According to McGregor’s estimate approximately 1.7 million tons of the stated resource would have potential to be mined by open pit methods.

'E' Zone

The ‘E’ Zone (Figure 14) is a shear-hosted zone of gold-bearing vein and disseminated sulphide mineralization which appears to be located at the convergence of east-west and north-south fault zones. The host lithology is a sheared and brecciated coarse-grained mafic flow at the contact with a quartz feldspar porphyry unit. T.N. McCauley (1962) reported chip sample grades of 1.71 g/t Au, 2.0% Cu, 4.1% Zn over 0.91 metres, and Firespur Explorations Ltd. (Archibald, 1980) reported 2.40 g/t Au, 173.8 g/t Ag, 3.14% Cu, and 4.4% Zn over 1.52 metres (1980). Two drill holes totaling 149.7 metres tested this zone in 1980 at right angles to the fault with no significant results reported.

Although the north-south fault is reported to be mineralized over widths of up to 10 metres, the main mineralized section appears to be confined to the junction of the two faults (Archibald, 2001). From this point the steeply dipping mineralized zones pinch and swell up to a few metres in width but show little consistency. The values appear to be contained within small zones of dilatancy within the shear zone near the nose the southwesterly plunging quartz porphyry intrusion.

Zones 1 and 2

Zones 1 and 2 are part of a series of semi-continuous silicified zones located along the eastern contact of a felsic quartz-feldspar porphyritic intrusion. An extensive stripping, mapping and sampling program completed by Firesand in 1990 indicated that these two zones are part of a more extensive, locally mineralized system along the eastern contact of the porphyry which includes the ‘J’ Zone. Stripping over a distance of 300 to 400 metres identified several folded sulphide mineralized quartz veins cut by later diabase dykes and sheared-breccia zones. Surface grab sampling from the mineralized zones returned gold values as high as 6.9 g/t although average grades are in the 100’s of ppb range. Sulphide rich samples return strongly elevated

PLATE 17
SAMPLE ASSAY AND DESCRIPTION
EAST IF ZONE
E VEIN
INTRUSIVE CONTACTS RELATIONSHIP
YOUNGING
LEGEND
8 FP DIABASE
7 FP INTERMEDIATE DIKE
6 CHLORITE SCHIST
5 PERIDOTITE
5a) leucoperidotite
5b) melanoperidotite
4 MASSIVE DIORITE
4a) FP bearing
4b) highly chloritized
3 QFP FELSIC DIKE
2 QP QUARTZ-DIORITE DIKE
1 SPOTTED DIORITE
1a) fine-grained
1b) medium-grained
1c) sheared and foliated
1d) coarse-grained
SYMBOLS
geological contact (defined,projected)
schistosity (S1:first, S2:second, S3:third)
fold, mineral plunge
shearing
strike of faulting, sense of movement
mineralized zone : <2% sulphides
mineralized zone : >2% sulphides
sample site
trench
creek
swamp
ridge
FP : feldspar porphyry
QP : quartz porphyry
SCALE
WESTERN PROSPECTOR GROUP LTD.
ESQUEGA TOWNSHIP, ONTARIO
LAKEMOUNT PROPERTY
E ZONE

Figure 14 – Plan Map of the E Zone after Delisle (1991).

35

copper (to 4.88%), zinc (to 6.68%) and lead (to a high of 8.46%) values although sulphide-rich pods are limited to less than a metre in size.

Mineralization occurs over widths of up to 6.3 metres and appears as two parallel zones 10.0 to 15.0 metres apart. These two zones have been traced intermittently in a northeasterly direction over approximately 270 metres. Higher grade values typically occur at intersections of crosscutting or converging shears (northerly and northeasterly trending). Archibald (2001) reported that the most significant copper and gold values occur within an 8.9 metre wide felsic quartz porphyry unit, along the contact with a gabbro body, which strikes under overburden at the west end of the stripped area. This relationship between shearing, elevated Cu and Au values and felsic quartz porphyritic intrusions is common throughout the Archean greenstone belts in northern Ontario. Figure 15 is a sketch map of the Zones 1-2 area modified by Delisle (1991).

An EM survey along the trend of the mineralization completed by New Kelore Mines Ltd. in 1968 indicates the presence of an anomaly extending some two hundred metres west of the western area of the stripping and trenching.

'J' Zone

The 'J' Zone, which trends northeast and dips steeply northwest, contains zinc, copper, silver, nickel and gold mineralization within a shear zone along the porphyry/volcanic contact approximately 600 metres northeast of Zones 1 and 2.

The following are assay results reported by P.C. Delisle (1991):

Sample No.	Zinc(%)	Lead(%)	Silver(g/t)	Interval(m)

1	8.0	12.0	27.10	1.0
2	11.0	0.52	74.74	grab
3	7.60	10.40	25.03	1.0
4	10.80	1.35	173.81	1.0
5	1.30	0.90	6.86	1.0

This zone occurs within sheared mafic volcanic flow (coarse and fine grained intercalated) units along the contact with quartz porphyritic intrusion. This zone consists of a pod of mineralization at the intersection of the main shear and a east-northeast-trending shear.

As is the case with Zones 1 and 2 high grades appear to be limited to quartz “blow-outs” at the intersection of shear sets and discontinuous along strike. There may be some potential to follow these mineralized shoots to depth which would require drill testing. Figure 16 is a sketch map from the J Zone stripped area prepared by Delisle (1990). Unfortunately there is no available information on the historic sampling in the adit on the zone.

PLATE 20
SAMPLE ASSAYS AND DESCRIPTION
LEGEND
3 AMPHIBOLE DIKE
2 FELSIC GLOMEROPORPHYRITIC QUARTZ PORPHYRY
1 INTERMEDIATE TO FELSIC PYROCLASTIC ROCKS
SYMBOLS
outcrop area
projected geological contact
schistosity
mineralized zone
trench
shaft
dump
sample site
ridge
cliff face
swamp
SWAMP
SWAMP
Cu breccia
WESTERN PROSPECTOR GROUP LTD.
LAKEMOUNT PROPERTY
ESQUEGA TOWNSHIP, ONTARIO
'J' ZONE PLAN
1991
MODIFIED FROM MAP OF P.C. DELISLE
0 5 10 20 30 40 m

Figure 16 – Sketch Map of the J Zone by DeLisle (1991)

PLATE 19
LEGEND
5 PORPHYRITIC MAFIC DIKE
4 MAFIC SCHIST
4a) chlorite-ankerite
4b) chlorite-ankerite-sericite
3 FELSIC GLOMEROPORPHYRITIC QUARTZ PORPHYRY
3a) sheared
3b) sheared & sericitized
3c) fine-grained dike
2 INTERMEDIATE TO FELSIC PYROCLASTIC ROCKS
1 MAFIC VOLCANIC ROCKS
SYMBOLS
outcrop area
geological contact (defined,projected)
schistosity (S-fabric)
shear fabric (C-fabric)
fold plunge
strike of faulting, sense of movement
quartz vein
sample site
trench
WESTERN PROSPECTOR GROUP LTD.
LAKEMOUNT PROPERTY
ESQUEGA TOWNSHIP, ONTARIO
D VEIN PLAN
SAMPLE ASSAY AND DESCRIPTION

Figure 17 – Sketch Map of the D Vein after DeLisle (1991)

39

'D' Vein

This zone was stripped, mapped and channel sampled over a strike length of 180 metres by Firesand (Archibald, 1990). The highest gold values, 1.71 g/t were obtained from samples taken at the west end of the zone. Gold and copper values were observed within several parallel quartz vein systems which vary from several centimeters to 2.0 metres in width. The vein swarm becomes wider and the veining increasing in intensity to the west within the stripped area. Values as high as 12.0 g/t Au over 3.1 m were encountered during a the 1994 sampling program by P.C. Delisle (1994).

The mineralized zone is reported to occur at the contact between sheared mafic-ultramafic volcanic flows to the north and felsic volcanic flows to the south. The strongest mineralization occurs within a quartz vein hosted within an east-west striking, steeply north dipping shear zone. Grab samples from what is interpreted to be the same shear system some 800 metres west of the original discovery, on the west side of the Firesand Creek, have returned values of 15.50 g/t gold over 3.0 metres (Chauncey Assay Labs May 27, 1994). Figure 17 displays the geology and sampling results in the original discovery area. There is no reported drilling of the D Zone.

Zone 'B-C-H-X'

The ‘B-C-H-X’ Zone is a geologically complex zone of shearing, brecciation and alteration which trends in a northeast direction. Mineralization consists of massive to disseminated sulphides in quartz veins and zones of silicification up to 20 metres in width with local massive sulphide sections. Figure 18 shows the relationship between the individual sulphide occurrences which were stripped, cleaned, mapped, and channel sampled over a length of 400 metres and a width of 50 metres by Firesand. Drill hole 96-1 tested this zone of alteration to a depth of 61 metres and intersected several 0.5 to 2.0 metre wide zones of quartz veining with associated sulphides. Zinc values, associated with sulphide-rich samples ranged from 3.0% to 8.0% zinc. The zinc mineralization occurs within a brecciated and silicified northeast trending shear zone at the contact between mafic volcanic rocks and both mafic and felsic intrusive lithologies.

Gold values correlate with chrome-vanadium-bearing mica phases within the more heavily deformed portions of the zone. The gold bearing veins are mainly located within mafic volcanic lithologies. Exploration for the continuation of this mineralized system has been limited by the presence of low swampy ground along strike in both directions. A multiphase electromagnet anomaly along strike of the B-C-H-X Zone, approximately 500 metres northeast of the stripped area, has not been explored.

Kimberlite Dyke

In the fall of 2000, a mafic fragmental-breccia dyke was uncovered in the southwest section of Esquega Township, an area underlying the southwest corner of the ACR (N470) Lease. The dyke was tested by a shallow drill hole to a depth of 59.0 metres . Approximately 18.65 metres of heterolithic-breccia with a possible kimberlite matrix were intersected along the contact between a mafic metavolcanic flow and a mafic/ultramafic intrusion. In December 2002, F.T. Archibald Consulting submitted seven samples (weights: kg - 1.67, 4.10, 5.13, 3.09, 2.99, 5.70 and 1.67) to SGS Lakefield Research Ltd. for microdiamond extraction by caustic dissolution. No

PLATE 22
DUMONT NICKEL INC.
PELE MTN.RES.
ALBERT
LECLAIRE
Magpie Syndicate
PELE MTN. RES.
PERCH WEST
PERCH EAST
CRISTAL
MENZIES
MUSQUASH
Band-Ore
E ZONE
A ZONE
TRANSCO
Magpie Syndicate
BAILLOQUET
CHABANEL
ALGOMA STEEL CORP
KIMBERLITE DYKE
LAKEMOUNT PROPERTY
LEGEND
• DIAMOND OCCURRENCE
SCALE
0 1 2
Kilometers
Wawa Diamond Area
Wawa, Ontario
ENHANCED AIRBORNE MAGNETICS
WESTERN PROSPECTOR GROUP LTD.
WAWA AREA
MODIFIED from MAP of BAND-ORE RES.LTD. 2000
Figure 19 – Kimberlite occurrences (not diamond occurrences as indicated on Figure) in the Wawa Area as at May 2001

42

microdiamonds were recovered. Archibald (2001) reported that petrographic and lithogeochemical analysis confirmed that the breccia matrix is indeed. Figure 19 shows the location of other kimberlitic breccias and kimberlite dykes identified to date in the Wawa area, several of which are diamond bearing.

Exploration by Platinum Group Metals Ltd.

Platinum Group Metals Ltd. optioned the Lakemount Property from Western Prospector Ltd. in October of 2003. PTM’s prime objective in optioning the property was to test the known zone of Ni-Cu sulphide mineralization for it’s PGE content, focusing on the above mentioned high-grade PGE values reported from holes 7 and 11.

Beginning in mid-November 2003 PTM initiated a 1400 metre diamond drill hole program to test the PGE content of the Lakemount Zone. Preparation work consisted of construction of an all season drill trail from an access road immediately north of Highway 101 to the Elbow Lake area. An existing forest service trail was significantly upgraded and extended to the Elbow and Sunrise Lake area.

Phase 1 Drilling

Once the access trail had been completed Phase 1 drilling commenced on November 29th and carried on through December 15th of 2003. In total 1488 metres of diamond drilling was completed in 8 NQ holes under the supervision of Dennis Gorc of PTM and with the assistance of Dr. W. Peredery an independent consultant. Drilling was contracted to Chibougamau Diamond Drilling of Quebec.

Drill hole LK03-01 was collared in an attempt to twin hole 11 from the 1943 Corinth/Lakemount Mines drill program in order to assess the validity of the reported PGE values. Unfortunately the physical location of hole 11 could not be located in the field and topographic considerations prevented setting up hole LK03-01 on the suspected location of hole 11. Hole LK03-01 therefore is believed to have paralleled hole 11 but to have been collard 25 metres to the east. As can be seen from Table 2, while hole 01 did intersect a similar thickness of Cu-Ni mineralization the Cu, Ni and PGE grades are lower than those reported by Corinth. In particular the PGE grades are significantly lower (1/3 g/t vs > 11 g/T reported by Corinth) and as noted above this is likely a function of the fact that reliable PGE assay methods were not in place until the 1970’s in most commercial facilities.

Dr. W. Peredery prepared the following summary (Peredery, 2004) of the geology of the Sunrise Intrusion and the associated sulphide mineralization based on the results of drill holes LK03-01 to 08.

Geology of the Sunrise Intrusion

The Sunrise intrusion consists mainly of altered peridotite with a marginal zone of altered pyroxenitic rocks found on the southwestern side of the intrusion. The peridotite is extensively altered to a serpentinite and the pyroxenitic margin is altered to an ultramafic amphibolite which in places is extensively altered to biotite. As a general rule the peridotite is moderately magnetic, but the pyroxenite is either very weakly magnetic or is non-magnetic, which serves as an additional field factor in distinguishing between the two units.

Other than these two units, there is no apparent layering in the intrusion. In spite of this the peridotite can be subdivided into a number of units based on texture, colour and type of alteration.

Main Mass Peridotite (MMP). This rock unit is generally dark green to green grayish in colour, coarse grained, and appears to be extensively altered to serpentinite. As a result it is always moderately magnetic. Another fairly typical feature of this rock is that it commonly shows a poikilitic texture, with original olivines included in very coarse grained original pyroxenes. Such a texture is primary and is a result of crystallization of olivines in a melt close to a pyroxenitic composition. The olivines are altered to a dark green serpentine, and the pyroxenes are also altered to a shade of dark green serpentine giving the rock an overall dark green colour. A green grayish colour is probably due to the development of talc together with serpentine. Very minor disseminated specks of sulphide occur throughout this unit.

Concentration of disseminated sulphides form also distinct sulphide horizon(s) in the MMP.

Patchy Textured Peridotite (PTP). This rock unit is closely associated with the MMP, and has gradational contacts with it. The rock consists of large grains of non-poikilitic pyroxenes (5-25 modal %) altered to amphibole, in a groundmass similar to that of MMP, giving the rock a patchy texture. This rock is moderately magnetic just like the MMP. Such a texture is also primary and could be a result of settling out of olivines leaving a more fractionated magma. If this is the case then PTP represents a fractionated ultrabasic magma. Chemicaly it should be less magnesian than the MMP. Rare specks of sulphides are still associated with PTP.

Talcose Bimineralic Peridotite (TBP). This rock unit is generally found towards the base or near the marginal pyroxenitic member of the intrusion. Texturally it is very similar to the MMP, in that it is coarse grained, poikilitic, and moderately magnetic. The difference is in the alteration of olivines to white or light gray talc, giving the rock a distinct bimineralic appearance, reminiscent of Dalmatian-like pattern but with white patches on a dark green groundmass.Disseminated to interstitial sulphides are found commonly in this TBP.

Porphyritic Peridotite. A porphyritic variety of peridotite has been noted in borehole LK-03-07 in the TBP. Very coarse grained well formed crystals of serpentinized olivines occur in TBP matrix. The original crystals are up to 2 cms in diameter and have hexagonal and rhombic shapes (see Fig. 2) typical of olivines. In addition to olivine phenocrysts there are also lenticular lenses of dark green serpentinized materials, measuring up to 2 cms in width, in the TBP. These are either serpentinized fragments of mantle materials, or portions of the TBP that did not get completely altered to talc. I favour the mantle materials concept since these rocks are associated with the olivine megacrysts which probably are derived from the mantle.Olivine megacrysts together with serpentinized “mantle” fragments represent up to 20% of the TBP rock, as noted in LK-03-07.

Pyroxenite. Pyroxenitic unit is coarse grained, commonly massive, distinctly lighter shades of green by comparison to the peridotites, and is very weakly magnetic or non-magnetic in character. It is on the average about 15m thick in the borehole sections. Its thickness ranges from 14 to 28m. The contact with the peridotite is either indistinct and is marked by a drop off of magnetism (decrease in the serpentinized olivines), or is sharply gradational over about half a meter which is also marked by a distinct change in magnetism from moderately magnetic to non-magnetic character.

In some boreholes (LK-03-01) parts of the marginal pyroxenite are altered to biotite (5-25 modal %) giving the rock a brownish tint. This is associated with a moderately developed shearing in the pyroxenite. In some boreholes (LK-03-01) the pyroxenite contains minor white feldspathic component (1-10 modal %).

The pyroxenite carries inclusions of country rocks such as rhyolite and andesite, up to a few tens of centimeters in the core section. No such inclusions were observed in the peridotitic rocks with the exception of borehole LK-03-03, where rhyolitic inclusions are found in the basal section of peridotite in contact with the pyroxenite.

Sulphides are common in the pyroxenitic marginal unit, including immiscible primary interstitial variety, earlier formed blebby sulphides that were introduced together with the pyroxenitic magmatic pulse, and later remobilized stringers, veins and segregations of sulphides.

Nature of Contact Between Pyroxenite and Footwall rocks. Generally the contact is sharply defined between the pyroxenite and footwall volcanic rocks. The core angle of the contact is large (60-80 degrees) which suggests that the footwall volcanics are subparallel to the ultramafic intrusive (at least in close proximity to the contact zone).

In some boreholes (LK-03-01), the pyroxenite is partially sheared and extensively altered to biotitic material in close proximity to the contact, suggesting that the footwall rhyolite may have contributed considerable amounts of potash by metasomatism to the pyroxenite. In borehole LK-03-02, the andesitic rock in contact with marginal pyroxenite is bleached white over about half a meter, where it grades gradually in about half a meter into normal greenish gray andesitic rock. This indicates that not only potash but other footwall rock ingredients were mobilized by the high temperature of the intrusion.

A hybrid reaction product rock between the pyroxenite and footwall rhyolite has been noted in borehole LK-03-03. The hybrid rock is fine to medium grained, massive, intermediate in composition, is light greenish to pinkish gray in colour, inhomogeneous, and appears to have wispy pinkish streaks near the contact with the pyroxenite. This contact is sharply defined. The contact between the hybrid rock and the footwall rhyolite is also fairly sharply defined over an interval of about one centimeter. The presence of such a hybrid reaction product rock between the ultramafic intrusion and footwall rocks suggests that the intrusion was of high temperature, and the emplacement of the intrusion was a relatively passive process. This is supported also by the massive-looking, relatively undeformed nature of the footwall rocks.

Sulphides.

Sulphides are found in the peridotite, pyroxenite, inclusions in the pyroxenite and to some extent in the footwall rocks. Very weakly disseminated sulphides (<1%) occur thoughout the

Lakemount intrusion.

Within the main mass peridotite disseminated sulphides form distinct sulphide-enriched horizons. Such sulphides are disseminated to interstitial in character. Recognizable sulphides include pyrrhotite, chalcopyrite, and possibly some pyrite. On the eastern side of the intrusion, there are two to three such sulphide-enriched horizons. They measure from a few meters to over ten meters in width. The sulphide content ranges from 1 to 15%. Some intersections average about 5-10% sulphides. On the basis of the boreholes logged I received an impression that the sulphide content increases in such horizons in the peridotitic rocks from east to west.

There is also a sulphide-enriched layer at the base of the peridotite where it is in contact with the pyroxenite. Here the sulphide content also ranges from 1 to 10-15%.

Within the marginal pyroxenitic unit, the sulphide content is variable and unevenly distributed, but on the average is generally higher than in the peridotite. Several varieties of sulphides are present, including disseminated, interstitial, blebby, stringer and massive sulphide veins and segregations. Disseminated and interstitial sulphides form zones from a few tens of cms to meters in width. Such sulphides appear to be primary. The blebby sulphides measure up to a cm in diameter, are unevenly distributed, and appear to have been emplaced together with the pyroxenitic unit. The stringer, vein and segregation sulphides appear to have been introduced into the pyroxenite and are therefore considered to be secondary mobilizates. The massive sulphide veins measure up to several cms in width, and consist of pyrrhotite and chalcopyrite. The pyrrhotite is commonly non-magnetic. This suggests that it is the hexagonal, high temperature variety.

Sulphide mineralization occurs also in fractures in volcanic inclusions in the pyroxenite. Here, the dominant sulphide is generally chalcopyrite. Minor pyrrhotite appears to be non-magnetic hexagonal variety. Not all inclusions in the pyroxenite are mineralized. Except for fracturing most of the footwall inclusions do not show any high strain deformation such as shearing. Minor sulphides have been intersected in siliceous veins in the footwall rocks. Sulphides include chalcopyrite and non-magnetic pyrrhotite.

The collar locations for holes LK03-01 to 08 are shown on Figure 20 as are the holes from the 2004 drill program discussed in more detail below. As can be seen from Table 2 significant Ni-Cu mineralization was intersected in all eight holes from the 2003 drill program. This mineralization is associated with elevated Pt, Pd and Au concentrations. The sulphide mineralization consists of disseminations of fine grained pyrrhotite, pendlandite and chalcopyrite and as noted by Peredery above is mainly concentrated in the basal pyroxenite unit. Of note there is a strong correlation between elevated Ni values and elevated PGE concentrations.

The most economically significant results from the 2003 program were returned from holes LK03-06 and 08 drilled respectively at the west end of Elbow Lake and east end of Sunrise Lake. These two holes returned significantly higher Cu-Ni-PGE grades than the average reported from previous drilling and suggested potential for a higher-grade core to the Lakemount Zone.

Peredery (2004b) also noted increased Pt:Pd ratios in this area potentially indicative of proximity to the zone of magma input into the intrusion. On the basis of these results a decision was made to proceed with a 2004 program at Lakemount. A complete table of sampled intervals/sample numbers and analytical results for holes LK03-01 to 08 and LK04-16 are appended (Appendices C and D)

	Grid	Grid									3PGE
	West	North	Azimuth	Dip	From	To	Intercept	Pt	Pd	Au	Pt+Pd+Au	Cu	Ni
Hole No	(m)	(m)	(degrees)	(degrees)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)%		%

LK-03-											0.238
01	375	200	190	-45	94.00	98.00	4.00	0.092	0.070	0.076		0.15	0.33

LK-03-											0.312
01	375	200			111.85	132.00	20.15	0.163	0.093	0.055		0.34	0.33

LK-03-											0.142
02	375	200	190	-65	91.00	95.00	4.00	0.060	0.052	0.031		0.09	0.28

LK-03-											0.192
02	375	200			124.00	136.00	12.00	0.098	0.058	0.035		0.15	0.24

LK-03-											0.266
03	373	202	160	-45	86.00	89.15	3.15	0.128	0.071	0.068		0.31	0.31

LK-03-											0.192
04	373	246	160	-45	39.00	41.20	2.20	0.088	0.066	0.038		0.14	0.28

LK-03-											0.263
05	501	199	165	-45	7.50	9.00	1.50	0.132	0.104	0.027		0.11	0.41

LK-03-											0.357
05					87.00	92.00	5.00	0.177	0.131	0.049		0.29	0.67

LK-03-											0.339
05					140.00	143.00	3.00	0.157	0.119	0.062		0.25	0.50

LK-03-											0.420
05					156.00	163.00	7.00	0.181	0.144	0.095		0.27	0.55

LK-03-											0.555
05					175.00	179.00	4.00	0.315	0.204	0.036		0.32	0.38

LK-03-											0.512
06	600	176	165	-45	172.50	186.00	13.50	0.272	0.164	0.076		0.34	0.46

Including					179.50	185.00	5.50	0.511	0.288	0.133	0.932	0.67	0.74

LK-03-											0.378
07	600	176	165	-65	51.00	56.00	5.00	0.170	0.123	0.085		0.30	0.57

					62.50	74.00	11.50	0.181	0.129	0.084	0.393	0.40	0.67

					185.00	190.00	5.00	0.093	0.073	0.095	0.261	0.12	0.30

LK-03-											0.588
08	791	213	205	-50	138.00	151.00	13.00	0.290	0.190	0.108		0.48	0.87

Including					143.00	148.00	5.00	0.405	0.234	0.130	0.769	0.69	1.40

LK-04-											0.767
16	791	213	180	-50	143.00	154.00	11.00	0.394	0.251	0.122		0.56	0.74

Including					146.40	149.00	2.60	0.588	0.441	0.143	1.171	0.89	1.54

Table 2: Mineralized Intercepts 2003-2004 PTM Drilling – Lakemount Property

Sunrise Lake
Elbow Lake
Firesand River
Moderate Dip of Intrusive contact and Mineralizied Zones
LK-04-12
LK-04-14
LK-04-13
LK-04-11
LK-03-08
LK-04-10
LK-04-09
LK-03-06
LK-03-05,07
LK-03-01,02
Hole 11 (1942)
LK-03-04
LK-03-03
LK-04-15
LK-04-16
TRUE NORTH
GRID NORTH
2003 Magnetic Declination 7'31"W
LEGEND
River, Stream, Lake
Topo Contour (10m Interval)
250m spacing (NAD 83 Grid)
Road
Diamond Drillhole PTM (2003/2004)
Diamond Drillhole Historic Hole (1942)
Ultramafic/Mafic Intrusive (Peridotite/Pyroxenite)
Exploration Target Extension at 75–100m depth
Exploration Target
EM Conductor PTM 2004 Survey

**Platinum Group Metals Ltd. (TSX - PTM)**
**DDH Plan Map - 2003/2004 Drilling**
**Lakemount Property - Wawa ,Ontario**

SCALE
100 0 100 200 300
METERS

All measures and figures are estimates.
Please see complete information in the company's 20F in SEC File 0-30306 and on SEDAR.

The other significant result from the 2003 program was the recognition of significant folding of the Sunrise intrusion in the vertical plane which may indicate that the mineralized horizons repeat themselves in a given hole and that what where previously interpreted as separate isolated sulphide occurrences in separate drill holes may in fact be part of a large, more continuous sulphide bearing unit now folded. Given the potential for folding within the intrusion and the irregular nature of the sulphide zone contacts the relationship between the mineralized intercepts reported below and the true thickness of this mineralization remains an unknown but best approximations suggests the true thicknesses are on the order of 90+% of the intercepts reported. Another significant conclusion of the 2003 drilling program, based on element ratios and textural/pertrographic studies, is that the sulphides within the Lakemount system were of primary magmatic origin with locally remobilization which provides key criteria for ongoing exploration.

2004 PTM Exploration Program

Geotem Airborne Mag/EM Survey

The initial phase of the 2004 exploration program at Lakemount, contracted to Geotech of Ontario, was a helicopter based Geotem magnetic/time-domain electromagnetic survery of the core portion of the Lakemount Property. This program was initiated and completed on February 28th, 2004. In total 180 line km of surveying were completed over the Lakemount Property from a base of operations at the Wawa airport.

The Geotem survey was conducted with a flight line spacing of 50 to 100 metres with tie lines at between 450 and 1900 metres. The main flight lines were oriented in a north-south direction with tie lines in an east-west direction. Flying was conducted with a nominal terrance clear of 30 metres, readily facilitated by the relatively flat topography of the project area. Electromagnetic and magnetic readings were collected at 0.1 second intervals equating to approximately 2 metres on the ground (Geotech report to PTM). Geotech recommended ground follow-up of the EM anomalies identified.

Figure 21 displays the total field magnetic data, flight lines and EM responses from the Geotem survey. The Sunrise Intrusion is clearly defined as a magnetic high, the magnetic being mainly sourced by the serpentized portions of the peridiotite sequence. Seven prominent airborne EM responses are evident either within or in close proximity to the Intrusion with the prominent anomalies occurring at the eastern end of the intrusion associated with the Lakemount Zone.

Phase 2 Drilling – March/April 2004

On the basis of the results from the 2003 drilling program and the 2004 airborne mag/EM survey a 1600 metre Phase 2 diamond drilling program was proposed and completed under the direction of Mr. Dennis Gorc of Platinum Group Metals between March 31 and April 20, 2004. In total 8 holes (LK04-09 to -16 as shown of Figure 20) were completed totaling 1681.4 metres during the Phase 2 drill program. At the time of writing final results from only hole LK04-16 were available to the author, as a result of these samples having been treated as on a rush basis (see discussion below). The results from holes 09 to 15 were still under review due to potential discrepancies in

N
W
E
S
13
7
5
4
2 - Conductor Number
Sunrise Intrusion Magnetic Anomaly
3
2
1
6
14
10
11
12
9
8
0
1.0 Km

Figure 21: 2004 Geotem Total Field Magnetics, Flight Lines and EM Conductors

50

the analytical results detected by PTM’s internal quality control and assurance program (see below).

Drill holes LK04-09 to 11 were collared to follow-up the higher grade results from drill hole LK03-08. Sulphide mineralized intervals were reported from all three holes with assays pending. Holes 12 to 14 targeted Geotem EM anomalies at the western end of the Sunrise Intrusion where elevated PGE grades had been previously reported. Based on visual examination of the drill holes in question Mr. Gorc indicated that it does not appear that the source of the conductor was intersected and additional modeling of this feature and drilling appears warranted. Hole 15 was collared into the area between the higher grade intercepts in holes 8 and 6 to test a Geotem EM anomaly extending west into footwall lithologies. Hole 15 was lost above the target depth and Hole 16 was drilled from the same setup at a steeper angle.

Drill hole LK04-16 intersected a lithological sequence similar to that intersected in holes 8 and 6 and also intersected significantly elevated Ni-Cu-PGE values in the basal pyroxenite unit as reported in Table 3. Of particular significance to on-going exploration on the Lakemount Property was the recognition of 1-4 cm, rounded “balls” of massive, coarse-grained sulphide mineralization. These sulphide “balls” have cores of very coarse-grained pendlandite and pyrrhotite and rims of massive chalcopyrite several mm thick. Upon closer examination Dr. Peredery interpreted these “balls” to be physical rip-up clasts which initially were part of a massive Ni-Cu-PGE sulphide body located within the Sunrise Intrusive system. According to the model proposed by Dr. Peredery these “clasts” have been ripped up from a massive sulphide accumulation by a post-deposition magmatic phase, entrained in this later phase and progressively digested to form smaller and smaller clasts and eventually finely disseminated clastic material. Based on this model there would appear to be potential for massive, and therefore significantly higher grade, Ni-Cu-PGE mineralization within the Sunrise Intrusive system which could be located by tracing the clasts back to source.

2004 Borehole UTEM Survey

A borehole UTEM survey of the drill holes completed by PTM in the Lakemount Zone area during 2003 and 2004 was commissioned and contracted to Lamontagne Geophysics of Ontario. The aim of this survey was to test the Lakemount Zone for zones of massive sulphide as suggested by the sulphide “balls”/clasts as well as for zones of higher-grade net-textured sulphides located within and adjacent to the disseminated sulphide zones intersected to date.

The down hole survey utilized Lamontange’s latest Borehole UTEM 4 system which provides simultaneous, 3-axis, oriented EM data for drill holes up to 3000+ metres deep. The UTEM probe is winched down the drill hole to be surveyed and then readings taken from large electrified loops placed around and adjacent the drill hole on a metre by metre basis. The survey was completed between May 27 and June 19 and tested the down the hole response in all holes drilled by PTM save for holes LK03-04 and LK04-15. Four separate loop alignments were surveyed for the majority of the holes tested to provide better aid three dimensional modeling of the conductors detected.

Wagner Licence
ESQUEGA TWP
North Loop
Sunrise Lake
Loop4
Loop5
WesternSunriseLoop
Collar Loop
South Loop
Mining Lease N470
Parcel 2017
Figure 22: Loop Locations for Borehole UTEM Survey – 2004 Lakemount Project

At the time of writing only preliminary results, prepared by Lamontange Senior Geophysicist Geoff Heminsky, from the UTEM survey had been made available to the company and are included in Appendix “E”. As at June 16 six anomalies had been detected by the downhole survey the most significant of which appears to be a “complex” anomaly located at a depth of 130 to 155 metres in the vicinity of hole LK04-16. This depth correlates well with the main mineralized intersection in hole LK04-16. As noted in the attached memo (Appendix “E”) additional modeling of this anomaly was on-going at the time of writing.

In addition to the “complex” anomaly 5 other anomalies were detected and are described as follows:

  Hole LK03-01 – a weakly conductive zone located interpreted as a being 50 – 100 metres in size and located 5-10 metres from the hole at a depth along hole of 125 metres.
  Hole LK03-06 – an in-hole conductor was detected which was intersected west of it’s center at a depth of 185 metres which is interpreted to be a “large, thin conductor 125 to 150 metres in size. This anomaly correlates with the highest grade mineralization intersected in hole 06 and suggests the high grade mineralized zone continues to the east and improves in conductivity and presumably sulphide content in that direction. Additional testing in this area is warranted.

  Hole LK03-05/07 – a weakly, “fairly long” conductive zone running parallel to and alongside these two holes was detected at a maximum depth of 180 metres. Again the interpreted depth matches well with the sulphide mineralized zones reported in holes 5 and 7 which were drilled in section.
  Hole LK03-08 – a very small, weak conductive anomaly was detected at a downhole depth of 160 metres as was a “broadside” conductor located south of the hole where the top of the conductor is interpreted to be closer to the hole than the bottom.
  Holes LK03-13 and -14 – surveying detected an off-hole anomaly at a depth of 40-50 metres located approximately 100 metres west of the hole. No indication of this strength of this anomaly was provided.

While additional modeling and interpretation of the survey results were ongoing at the time of writing the downhole UTEM survey has detected several features which warrant additional drill testing. In particular the conductive zones identified from hole 16, 06, 08 and 05/07 which are all located in close proximity to the known higher grade core of the Lakemount Zone must be considered high priority targets for additional drill testing. Physical target selection awaits the final interpretation and report from Lamontange.

Sampling Method, Preparation, Analysis and Security

Prior to the recent (post October 2003) programs by PTM all work reported herein is historic and the bulk of said records provide little to no information on analytical methods employed or insufficient information to determine the quality of the reported analytical results. As indicated above the historically recorded PGE values from the property must be treated with a great deal of skepticism as they pre-date the advent of modern analytical methods for PGE’s and PTM has not been able to reproduce similar values in twinned or near twinned drill holes. None of the previous operators on the Lakemount Project appear to have conducted any internal quality control or security programs, or if they did the results are not reported in the information available to the author.

PTM maintains certain sampling criteria and adheres to a strict quality control and assurance program in all of its exploration activities. With respect to the drilling programs completed on the Lakemount Project collar locations were surveyed using modern GPS equipment providing sub 10 metre accuracy. The supervising geologist, Mr. Dennis Gorc, personally supervised on-site drill core logging and sampling as well as sample shipping.

Once drill core from the Lakemount drill program had been logged in detail it was prepared for sampling. Sample intervals, ranging in width from 0.5 to 2.0 metres, were selected on the basis of lithological changes, changes in style/% of mineralization, alteration and structure. In general uniform sequences of poorly sulphide mineralized material were sampled at 2.0 metre intervals while sampling was decreased to either 0.5 or 1.0 metres in areas of heavier mineralization or more variable geology.

Once the sampling intervals had been selected the core was sawn in half with half of the core be retained for future reference. The retained core is stored in boxes labeled with hole number and down hole depth at PTM’s storage facility in Wawa, Ontario. The second half of the sample was placed in previously sequentially numbered clear plastic sample bags, along with a similarly numbered sample tag, and sealed. Individual sample bags were placed in plastic pails for shipping and when full each pail was sealed and then secured with a numbered plastic tie-down to insure security during shipping.

Sample pails were transported from Wawa to the preparation facilities of ALS-Chemex in Thunder Bay, Ontario via Manitoulin Transport. ALS-Chemex was instructed to inspect each shipment received for evidence of potential tampering during transport and did not report any concerns. Once the samples were received in Thunder Bay they were unpacked, inspected and recorded into ALS’s sample tracking software by sample number.

Preliminary preparation of the samples was completed in Thunder Bay in a facility which has undergone previous inspection by the author and other personnel associated with the company. Sample rejects and the balance of the prepared pulp were retained by ALS-Chemex for future reference and a 100g packet of the pulp was then shipped to ALS-Chemex main laboratory facility in Vancouver, B.C. for analysis (analytical methods discussed in more detail below).

In order to maintain the chain of custody sample results are first reported to the supervising geologist who must check the quality control data on each batch and confirm the quality of the data prior to accepting the analytical results. Sample results are initially delivered by email rather than fax to limit inadvertent view of the analytical information. Final signed assay certificates are only delivered once the data has been accepted by PTM.

No significant concerns with regard to sampling procedures, shipment or sampling handling occurred during the Phase 1 and 2 drilling programs at Lakemount.

Quality Control

PTM adheres to a strict, internal quality control program which is center around the insertion of blanks, duplicates and analytical standards into the sequentially numbered sample stream. The procedures supplement the internal quality control procedures undertaken by the analytical facilities being used.

Blank samples are, in the case of drill core, normally collected from previously drilled intervals of non-mineralized material. Blanks provide both baseline data for the analytical process as well as a check on the cleanliness of the preparation and analytical facilities. Duplicate samples for the Lakemount program consisted randomly selected rejects selected at pre-determined intervals by the analytical facility. Duplicates provide a check on the reproducibility of the sample results. Analytical standards are pre-prepared and package pulps which have been subjected to round-robin analysis at a number of labs and for which an accepted value has been arrived at and for which an acceptable analytical range has been statistically determined. In the case of the Lakemount program analytical standards were supplied by Canadian Resources Labs and Analytical Services Inc.

During the 2003 drilling program one blank, one duplicate sample and two standards (one to check for PGE values and a second for Ni-Cu values) were randomly inserted into the sequentially numbered sample stream once in every 40 samples. This number was reduced to one in every 30 samples during the 2004 drill program to better insure that one standard, one blank and one duplicate sample was present in each oven batch fired by ALS-Chemex.

Only minor discrepancies were noted during the 2003 drilling program between accepted values for the analytical standards and reported values. These were resolved to the satisfaction of PTM.

PTM’s quality control program also suggested that a discrepancy between PGE values, Ni values and reported S values collected returned from the 2004 drill program. At the time of writing this data was under review and re-analysis.

Analytical Methodology

Similar analytical methods were employed for all samples from the 2003 and 2004 drill program. Upon receipt ALS-Chemex personnel in Thunder Bay, Ontario recorded and entered into sample tracking software the sample numbers in each sample shipment received from PTM. Samples were then, in sequential order, weighted and crushed. A 250 g split of the crushed sample was then pulverized to allow >85% of the sample to pass a 75 micron screen. A 100 gram split of the prepared pulp was then sent by air freight to Chemex’s analytical facilities in North Vancouver, B.C..

Pt, Pd and Au analysis were completed via 30 gram conventional fire assay with an ICP finish. The samples were also analyzed for a package of 27 elements by ICP-AES following four acid digestion and HCL leaching. Overlimit samples for Cu, Ni, Co and Zn reported from the ICP results were reanalyzed by atomic absorption spectrometry after similar preparation.

As indicated above data were then reported to the project geologist by email for quality control confirmation.

Data Verification

Considerable portions of this report are drawn either from historical records preserved by the Ontario Ministry of Northern Development of Mines, either as assessment reports or technical reports, or from company reports and news releases. While the author has reviewed this data and believes it to be factual no warrants as to the accuracy of said data are or can be made.

As indicated above PTM has completed a number of drill holes into the Lakemount Zone to both explore for extensions of the known zones of mineralization and to verify the results of previous drilling on the property. Also as indicated above PTM’s drilling has indicated, that while there are significant PGE values associated with the nickel-copper mineralization of the Lakemount Zone, they are not in the multi-gram range as suggested by previous records. Correlation between historically reported Ni-Cu grades and results from recent drilling indicate that previously reported sample results for these two metals are reliable within the nature variability of the material being sampled.

Neither the author nor PTM has made any effort to validate the reported grades associated with the other mineralized zones on the property as these have not been the focus of on-going exploration by the company. As such the author has relied solely on historical reported information contained mainly within the assessment records of the Ontario Ministry of Northern Development and Mines. Should the focus of said activities change or expand outside the Lakemount Zone then additional sampling will be required to verify the results of the previous work.

Adjacent Properties

Current exploration in the Wawa area is focused almost exclusively on the diamond potential associated with the recently discovered kimberlite dykes and breccias. There continues to be limited interest in gold exploration in the district. To the best of the author’s knowledge no other base metal/PGE exploration is currently on-going in the Wawa area. A brief summary of the results of diamond exploration on adjacent and nearby properties follows as compiled by Archibald (2001).

In 1991, approximately 20 kilometres southwest of the Lakemount Property, G.C. Clement Jr. collected samples from the Dead Creek area of the Michipicoten River and the Wawa Creek area on the southwest area of McMurray Township. Of the sixty possible diamonds observed, two of the stones approximately 1.13 and 1.05 carats were confirmed as diamonds by the Royal Ontario Museum.

In the fall of 1995, Currie Rose Resources discovered four kimberlite dykes on Lagarde Hill along the boundary of McMurray and Lendrum Townships less than 20 km south of the property (Figure ---). At the same time, geologists in the employ of the Ontario Ministry of Northern Development and Mines (MNDM) located another kimberlite dyke to the west of the Curry Rose Resources discovery, called the Nichols Dyke. These discoveries initiated a staking rush across townships to the north and west of the Lakemount Property.

On December 11th, 1995, the MNDM announced the discovery of at least four or five parallel kimberlite dykes in the Lagarde Hill area of McMurray-Lendrum Townships. These narrow dykes, flat to steeply dipping, trend in a northeasterly direction and coincide with a major northeasterly trending fault which Lakemount Property.

In 1995, S. Surmacz sampled Trans Canada Highway 17 road cuts in Laliberte Township (northwest of the property) and a 4.0 metre wide lamproite dyke returned six diamonds from a 18.1 kg. sample.

In 1996, S. Surmacz, employed by Spider Res. Ltd., reported 10 diamonds from a 31.6 kilogram sample and 54 diamonds from a 36.0 kilogram sample from Menzies Township located to the northwest of the property.

In 1997, R.D. Thomas & Associates bulk sampled 92 locations immediately south of the Lakemount Property and performed a heavy mineral sampling program. No ultramafic intrusive indicators were observed.

In 1997, Canabrava Diamond Corp. sampled the Whitefish Lake area immediately east of Esquega Township and the Lakemount Property and located two kimberlite dykes and twelve kimberlite dispersion halos. Kennecott Canada Exploration Inc. optioned these properties in 1998, and announced the discovery of two diamondiferous kimberlite boulders.

In 1998, diamonds were found by KWG in Laliberte Township, and the diamonds were contained in a unit associated with the Mildred Lake Fault, directly northwest of the Lakemount Property. One sample, 308.6 kilograms in size yielded 97 diamonds of which 14 were macrodiamonds.

In 1998, Spider Resources recovered 95 diamonds of which 14 were macro from a 164.7 kilogram sample from a showing some 4.0 kilometres south of the Sandor Showing and on the west side of the Trans Canada Highway 17 in Menzies Township.

In the spring of 1998, Pele Mountain Resources Inc. found diamonds associated with a 45 metre-wide lamproite dyke associated with the Mildred Lake Fault in Laliberte Township. At least nine other dykes were located in the vicinity the same year.

In early 2000, Band-Ore Resources Ltd. located diamonds in an area paralleling the Mildred Lake Fault. One 63.4 kg. sample yielded 45 diamonds (10 of which are macrodiamonds), and a 70.5 kg. sample yielded 10 diamonds (one macrodiamond). These discoveries are immediately northwest of the Lakemount Property in Musquash Township. Additional sampling returned 100 microdiamonds from 108.4 kg. sample.

In May of 2000, Band-Ore Resources Inc. reported 505 diamonds recovered in one 97.0 kilogram sample of drill core, and another containing 434 diamonds from a drill core bulk sample weighing 30.17 kilogram of drill core on their QC property 5 kilometres to the northwest of the Lakemount Property. This dyke is estimated to be 8.0 to 20.0 metres thick.

In August of 2000, a kimberlite dyke was intersected by diamond drilling in the southwest portion of the Lakemount Property. Band-ore reported the discovery of 'E' Zone kimberlite within Musquash Township.

In November 2000, Pele Mountain Resources Inc. recovered 62 diamonds from a 340 kilogram sample of an east-west trending lamproite dyke approximately 4.0 kilometres southeast of their original discovery (Northern Miner Nov. 23, 2000) and possibly associated with the Sandor occurrence. All of these occurrences appear to be proximal to the Mildred Lake Fault, a northwest trending splay off the Algoma River Fault.

In March 2001, Band-Ore Resources reported the recovery of 5119 diamonds (5054 microdiamonds and 65 macrodiamonds) from a 96 kilogram bulk sample from the 'E' Zone kimberlite. The diamondiferous zones within the kimberlite dykes are described as being associated with northwesterly trending heterolithic breccias.

In March 2001, Pele Mountain Resources Inc. reported that five macrodiamonds were located from the P.C. Showing on their Festival Property and Dr. Edward Walker (PetroLogic Inc.) indicated that this showing is possibly an overturned diatreme of 2700 Ma years in age. An additional 119.48 kilograms of samples from five veins returned 169 diamonds (Kennecott and Lakefield Labs) of which 13 are macrodiamonds. Samples were found 1.5 km northwest of Band-Ore's 'E' Zone.

Diamond exploration activities have continued since Mr. Archibald’s review but to time of writing none of the projects mentioned above have demonstrated economic viability.

Gold Prospects

The following table outlines previously reported gold production from a number of small gold producers located in close proximity to the Lakemount Property. None of these properties are currently in production but they do serve to illustrate the potential in the area

Table 3

Neighbouring Gold Mines Located in McMurray Township

Name	Rock Type	Years Mined	Tonnes Mined	Gold Produced
			(t)	(g)

Golden Reed	granite (mafic volc.cont)	1907-1908	2.7	206
Cooper Mine	mafic volc. (porph.cont)	1898-1939	4,449	44,671
Grace-Darwin mafric volc. (granite dyke)		1902-1937	41,430	602,901
Parkhill	mafic volcanics	1929-1938	114,458	1,861,601
Minto	sheared granite-diorite	1929-1942	167,986	1,291,715
S.B.Smith	tuff (porph.cont)	1935-1936	9,228	52,659
Hillside	tuff-basalt(porph.cont)	1934-1935	182	7,679
Deep Lake	mafic volc.	1936-1938	2,539	55,984
Stanley	mafic volc. (granite cont)	1936	1,786	2880
Surluga	mafic-porphyry cont.	1968-1989	82,041	274,915
		(134,903 tonnes @ 10.1 g/t Au remaining)
Jubilee	sheared granodiorite	1929-1930	2,240	14,461
Mariposa	mafic volc. (granite dyke)	1904	8.2	579
Van Sickle	granodior (& tuff)	1936	8,397	58,693
Citadel	sheared granodiorite	1989-1990		171,415

			(After R.J. Rupert, 1975)

Mineral Resource Estimates

As reported above a mineral resource estimate for the Lakemount Property was completed by McGregor in 1968. The resource estimate is not 43-101 compliant and therefore cannot be used to evaluate the value or potential of the property. No 43-101 compliant resource has been calculated for the project although PTM is in the process of finalizing a data a compilation of the historically available information for the purposes of under taking a resource calculation in the fourth quarter of 2004.

Interpretation and Conclusions

Work to date by PTM on the Lakemount Property has confirmed the presence of a significant Ni-Cu-PGE mineralized system located at/near the base of the Sunrise Intrusion – the Lakemount Zone. Drill testing by PTM in 2003 and 2004 failed to confirm the previously reported multi-gram PGE assays but did confirm the presence of significant PGE’s associated with the known Ni-Cu mineralization of the Lakemount Property and has begun to define a higher grade core to the Lakemount Zone.

The previously reported multi-gram PGE assays are interpreted to be erroneous and the exceedingly high reported values are likely a function of the inability of historic assaying methods to accurately reflect PGE concentrations in sulphide minerals.

PTM’s work has confirmed that the Lakemount Ni-Cu-PGE mineralization is magmatic in origin and has been subjected to more intense deformation than previously reported. The drill results reported above for drill hole LK03-08, -06 and LK04-16 indicated that there is a higher grade core or lens of mineralization within the known Zone of mineralization which may have significant economic implications. Also, the recognition of possible massive sulphide clasts within the Sunrise Intrusive system suggests the potential for more massive, and potentially significantly higher grade, sulphide accumulations outside that portion of the Sunrise Intrusion tested by drilling to date.

PTM has not, to date, completed any surface work on targets outside the Sunrise Intrusion.

Conclusions based on the work completed by PTM to date include the above mentioned fact that while the PGE mineralization associated the Ni-Cu bearing Lakemount Zone are not in the multi-gram range they are economically significant and do significantly upgrade the value of the known mineralization.

The results to date warrant additional drill testing of the Lakemount Zone, in particular in the hole 06, 08, 16 area and an evaluation of the other mafic/ultramafic intrusions on the property for similar mineralization.

Recommendations

Based on the results of historic and more recent drilling by PTM, the airborne and down geophysical surveys and interpretation of said data completed to date additional drill testing of the Lakemount Zone, in particular in and around holes 06, 08 and 16 is strongly recommended.

While the final selection of hole locations/orientations must await final receipt of the borehole UTEM data and assays from holes 09-15 available targets for drill testing include the off-hole borehole EM anomalies detected in holes 16, 06, 08, 05/07, and 13/14 as noted above. Two holes are tentatively recommended for testing the complex anomaly detected in hole 16 (450-500 metres) and one for each of the other conductors detected (estimate pending further anomaly definition at 200 metres/hole).

It is further recommended that all remaining airborne EM anomalies, namely anomaly 3 and the eastern extension of anomaly 5 (Figure 21), located within the Sunrise Intrusion be drill test and one 200 metre hole is assigned to each of these anomalies. Neither of these features appears to have been tested by the historic drilling on the property. A very subtle EM anomaly, unlabelled on Figure 21 but located along the southern contact of the intrusion roughly half-way between anomaly 3 and 4 should also be considered for drill testing. There is limited historic drilling in this area but it may not have adequately tested this feature.

In addition to targeting these downhole features it is also recommended that the airborne EM anomaly south of the hole 06-08-16 area (labeled as anomaly #6 in Figure 21) be tested as a potential feeder structure to the main Lakemount body. Based on the currently available information a minimum 2300 metres of diamond drilling in 10 drill holes is recommended on the Lakemount Zone with the potential for this figure to be revised upward as additional information becomes available from the 2004 drilling and geophysical programs.

A 43-101 compliant mineral resource evaluation of the available information on the Lakemount Zone is also recommended as a first step in determining the economic viability of this project under current market conditions. This study should be completed in conjunction with a preliminary scoping study of transportation and processing options for Lakemount ores. As well bench scale testing for metallurgical recoveries should be considered on the higher grade portion of the zone. The independent preliminary resource calculation and transportation scoping study are tentatively budgeted at $40,000.

On the exploration front, outside the Lakemount Zone area, ground truthing of all of the conductors identified by the Geotem survey which are not related to known conductive sources needs to be conducted. An estimated budget of $50,000 for prospecting, mapping and trenching would appear to be warranted to conduct this work.

Consideration should also be given to determining the geophysical characteristics of the kimberlite breccia dyke occurrence on the property. While the dyke on the Lakemount Property has not proven to be diamond bearing similar intrusions located on nearby properties in similar structural setting are known to be diamondiferous and valid exploration targets. A tightly gridded mag/HLEM survey over the dyke would provide valuable data which could aid in the interpretation of the airborne data and the search for additional similar intrusions. It is estimated that a minimum $20,000 would be need to complete and adequate survey of the dyke.

All stripped/trenched areas on the property should also be visited and a determination made of what, if any, reclamation work is required for these areas and a budget set aside to cover said costs.

It is recommended that all efforts be made to expedite the completion of the WPG and Tidal Final and Complete Agreement. WPG has warranted to the author that this agreement will be concluded in a timely fashion and the author has no reason to believe that this will not be the case. It is additionally recommended that no exploration activities be conducted on the crown claims held by Archibald until such times as the legal standing of these claims is resolved.

At this time no work is recommended for the other known zones of mineralization on the Lakemount property save and except where new conductors have been identified from the Geotem data in proximity to these zones as appears to be the case for the B-C-H-X Zone. Prospecting and mapping in this area appears to be warranted as part of the above recommended follow-up program.

In total an exploration budget of $389,250 is recommended for the next Phase of exploration on the Lakemount Property as detailed below. This recommendation is subject to the receipt of final analysis from the 2004 drill program and final interpretation of the 2004 borehole UTEM data at which point it is expected that the figure may be revised upward.

Table 4

Proposed Phase 3 – 2004 Exploration Budget

Lakemount Property, Wawa, Ontario

Diamond Drilling

Borehole UTEM Conductor Testing
6 Holes – 1500 Metres @ $80/Metre all in	$120,000
Airborne EM Anomaly Testing
4 Holes – 800 Metres @ $80/Metre all in	$64,000
Analytical Costs 1700 Samples @ $27.50/sample	$46,750
Staffing (D. Gorc, 2 assistants, 1.5 months)	$31,000
Domicile and Transportation Costs	$10,000

Sub-Total – Diamond Drilling	$271,750

Airborne EM Anomaly Follow-Up

Staffing (Approx. 3 Weeks)	$9,500
Analytical Costs 350 Samples @ $27.50/sample	$9,625
Trenching	$25,000
Domicile and Transportation Costs	$5,875

Sub-Total – Airborne EM Anomaly Follow-Up	$50,000

Resource Calculation and Scoping Studies

Independent Resource Evaluation of Lakemount Zone	$25,000
Transportation and Metallurgical Scoping Studies	$15,000

Sub-Total – Resource Calculation and Scoping Studies	$40,000

Kimberlite Breccia Analysis and Geophysical Investigation

Ground EM/Magnetic Survey of Kimberlite Occurrence	$20,000
Additional Petrographic and Lithogeochemical Study	$7,500

Sub-Total – Kimberlite Breccia Analysis and Investigation	$27,500

Total Proposed Exploration Budget for Phase 3 Exploration	$389,250

References

Allen, E.R. 1928., Report on Bond Location, Engineers Holding Company Limited. Archibald, C.W., 1990. Summary Report-Firesand Explorations Ltd., Esquega Township. Archibald, C.W., 1991. Qualyfying Report- Firesand Resources Ltd. Esquega Township

Archibald,F.T., 1980., Diamond Drill Logs & Sections, 80-1 to 80-9 incl. for Archibald, F.T., 1990., Summary of B-C-H-X Zone & Zone #1-#2 Stripping Programs, 2 pg.

Archibald, J.C., 2001. Technical Report on the Lakemount Property for Western Prospector Group Ltd. 78 pg.

Baird, D.B., 1943., Geological Report for The Corinth Holdings of Lakemount Prospecting Syndicate; Summary of Holes S-1 to 16 incl.

Baird, D.B., 1944., Geological Report for The Corinth Holdings of Lakemount Prospecting Syndicate

Delisle, P.C., 1991., Mineral Occurrence Investigations in Esquega and Corbiere Townships, Wawa District, OGS Open File Report Prelim. 20 pg.

Goodwin, A.M. 1963. Preliminary Geology of Michipicoten Area, Ontario Geological Surveym Preliminary Map P184.

Foster, E.O. 1952., Ore Dressing Report on Concentration of Nickel-Copper Ore, Lakefield Research Limited.

Heenan, T.W. 1990., Geological Plan #1 Zone

Hodder, R.W., 1959. Memorandum to Southwest Potash- Copper-Nickel Prospect of Lakemount Mines Limited, Michipicoten, Ontario.

Leahy,E.J., Rupert, R.J. Giblen, P.E., Giguere, J.F. 1970. Wawa Sheet Preliminary Map P640, Ontario Department of Mines.

McGregor, J.A., 1968. The Lakemount Nickel-Copper Deposit, Algoma District, Ontario. Volume #1- Text

McGregor, J.A., 1968. The Lakemount Nickel-Copper Deposit, Algoma District, Ontario. Volume #2- Ore Sections

Morris, T.F., 1995. Kimberlite Heavy Mineral Indicator Data Release, Ontario Geological Survey. Open File Report 5934, 91 pg.

Morris, T.F., 1999., Geochemical, Heavy Mineral Data of Sediment Sampling Program, Wawa Region, OGS OFR 5981, 74 pg.

Ontario Geological Survey, 1981., Wawa Area Airborne Electromagnetics & Magnetics. Maps 81006-81034 incl.) 1:20,000

Ontario Geological Survey, 1988., Airborne Electromagnetic & Total Intensity Magnetics, Wawa Area., Dighem Surveying 1:20,000

Rupert, R.J. 1975. McMurray Township-Chabanel Township Preliminary Map P828, Ontario Division of Mines

Sage, R.P. 1982. Chabanel Preliminary Geology P2439-Chabanel & McMurray Townships Sage, R.P., 1982., EsquegaTownship Preliminary Geology P2440 scale 1:15,840 Sage, R.P., 1982., McMurray Township Preliminary Geology P2441 scale 1:15,840 Sage, R.P., 1982., Lastheels Township Preliminary Geology P2442 scale 1:15,840

Sage, R.P., 1987., Stratigraphic Correlations in the Wawa Area; in Volcanology and Mineral Deposits, OGS Misc.Paper #129, pg.62-68.

Sage, R.P., 1993., Geology of Chabanel,Esquega,Lastheels,McMurray Townships,District of Algoma, OGS-OFR 5586, 462 pg

Wilson, A.C. 2001., Exploration Targets in Esquega Township, OGS Exploration, March 2001.

APPENDIX A

(From R.A. McGregor, 1968)

Ore Dressing Report No. 318, 1929.

Concentration of Copper-
Nickel bearing gabbro
from Engineers Holdings.

2 bags - 50 lbs. from R.N. Bonf, January 8th, 1929.

- The material consisted of a schisted, dark, weathered gabbro, containing finely disseminated sulphides of copper and iron.

Purpose: The shipment was forwarded with request that concentration tests be carried out to determine the most suitable method of treatment.

Analysis of Representative
Head Samples.

Cu.................... 1.23%
Ni.................... 0.51%
Zn.................... 0.14%
Au....................0.01 oz
Ag.................... 0.25 oz
Platinoids: Chiefly
palladium............ 0.06 oz

Test 1:

Material crushed -14
" ground 99% -150
Flotation:
soda ash to ball mill - 3 lbs per ton
In cells:
Pot. xanthate .10 lbs. per ton
Pine Oil .08 lbs. per ton

| Product | Weight % | ASSAY | | | | | PER CENT OF VALUE | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Cu | Ni | Au | Ag | Platin-oids | Cu | Ni | Au | Ag | Platin-oids |
| Concentrate | 12.76 | 8.97 | 3.11 | .04 | 1.26 | 0.14 | 97.98 | 76.49 | 59.3 | 86.5 | 33.9 |
| Tailing | 87.24 | 0.03 | 0.14 | .004 | 0.04 | 0.04 | 2.02 | 23.51 | 40.7 | 13.5 | 66.1 |

From the above tests it appears that a bulk flotation of the finely ground material yields high recoveries of copper and a large percentage of the nickel in the ore. The assays of the products of Test No.1 show that major amounts of precious metals will be contained in the flotation concentrate. Cleaning and concentrate will doubtless raise the grade, and yield a product acceptable for smelting purposes.

Reference: R.A. McGregor, (1968)

Report by Ontario Dept. of Mines, Ottawa,

APPENDIX B

TABLE No.1 - CONCENTRATION of COPPER-NICKEL ORE - SUMMARY of TEST RESULTS

ASSAYS and CHEMICAL ANALYSIS

Test No.	Grind % - 200 Mesh	Bulk Cleaner Concentrate Au	Ag	Pt & Pd	Cu	Ni	S	Insol	Ratio of Concentration
4	86.75	0.15 oz	2.20 oz	0.105 oz	4.98%	4.96%	23.21%	33.48%	15.6 to 1
5	76.57	0.21 oz	2.03 oz	0.115 oz	4.68%	4.84%	21.70%	35.56%	14.6 to 1
6	76.57	0.18 oz	2.45 oz	0.117 oz	6.21%	5.87%	27.36%	21.34%	19.6 to 1

RECOVERY OF METALS

Test No.	Per Cent in Bulk Cleaner Concentrate Au	Ag	Pt & Pd	Cu	Ni	S
4	64.42	59.87	44.80	88.82	74.78	85.37
5.	71.47	58.33	55.33	87.13	76.88	85.18
6.	60.97	55.17	42.36	87.75	69.52	80.04

Reference: R.A. McGregor, (1968)

LAKEFIELD, 1952

APPENDIX C

Lakemount Property - 2003/2004 Drill Program
Sample Intervals - ALS Chemex Results ALS Chemex NA = sample prepared but not analyzed												Copper Nickel Assays
						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-01	2.80	4.00	1.20 TB03053090		252001	0.004	0.032	0.020				309	1730
LK-03-01	4.00	5.00	1.00 TB03053090		252002	0.006	0.030	0.020				239	1785
LK-03-01	5.00	6.00	1.00 TB03053090		252003	0.014	0.025	0.018				339	1780
LK-03-01	6.00	7.00	1.00 TB03053090		252004	0.003	0.031	0.021				279	1840
LK-03-01	7.00	8.00	1.00 TB03053090		252005	0.003	0.032	0.021				295	1905
LK-03-01	8.00	9.00	1.00 TB03053090		252006	0.002	0.029	0.020				275	1890
LK-03-01	9.00	10.00	1.00 TB03053090		252007	0.005	0.033	0.020				312	1945
LK-03-01	10.00	10.80	0.80 TB03053090		252008	0.020	0.029	0.022				808	1945
LK-03-01	10.80	11.35	0.55 TB03053090		252009	0.007	0.029	0.018				198	1710
LK-03-01	11.35	12.30	0.95 TB03053090		252010	0.001	0.016	0.011				77	1025
LK-03-01	12.30	13.75	1.45 TB03053090		252011	0.008	0.025	0.018				652	1985
LK-03-01	13.75	15.00	1.25 TB03053090		252012	0.003	0.028	0.022				276	2010
LK-03-01	15.00	16.00	1.00 TB03053090		252013	0.002	0.025	0.019				238	1825
LK-03-01	16.00	17.00	1.00 TB03053090		252014	0.005	0.034	0.021				327	2010
LK-03-01	17.00	18.00	1.00 TB03053090		252015	0.005	0.025	0.020				336	1910
LK-03-01	18.00	19.00	1.00 TB03053090		252016	0.007	0.025	0.019				270	1855
LK-03-01	19.00	20.00	1.00 TB03053090		252017	0.004	0.030	0.020				207	1765
LK-03-01	20.00	21.00	1.00 TB03053090		252018	0.005	0.027	0.019				212	1850
LK-03-01	21.00	22.00	1.00 TB03053090		252019	0.009	0.031	0.021				239	1925
LK-03-01	22.00	23.00	1.00 TB03053090		252020	0.004	0.028	0.019				258	1810
LK-03-01	23.00	24.00	1.00 TB03053090		252021	0.005	0.026	0.021				202	1855
LK-03-01	24.00	25.00	1.00 TB03053090		252022	0.007	0.030	0.021				279	1935
LK-03-01	25.00	26.00	1.00 TB03053090		252023	0.010	0.026	0.019				186	1780
LK-03-01	26.00	27.00	1.00 TB03053090		252024	0.005	0.025	0.020				246	1945
LK-03-01	27.00	28.00	1.00 TB03053090		252025	0.051	0.027	0.018				312	1770
LK-03-01	28.00	29.00	1.00 TB03053090		252026	0.005	0.029	0.020				174	1920
LK-03-01	29.00	30.00	1.00 TB03053090		252027	0.004	0.025	0.019				148	1830
LK-03-01	30.00	31.00	1.00 TB03053090		252028	0.004	0.027	0.020				196	1850
LK-03-01	31.00	32.00	1.00 TB03053090		252029	0.001	0.028	0.019				243	2020
LK-03-01	32.00	33.00	1.00 TB03053090		252030	0.006	0.026	0.019				296	1800
LK-03-01	33.00	34.00	1.00 TB03053090		252031	0.005	0.029	0.022				212	1765
LK-03-01	34.00	35.00	1.00 TB03053090		252032	0.018	0.042	0.031				1325	1795
LK-03-01	35.00	36.00	1.00 TB03053090		252033	0.065	0.038	0.045				733	1835
LK-03-01	36.00	37.00	1.00 TB03053090		252034	0.009	0.029	0.023				1260	1820
LK-03-01	37.00	38.00	1.00 TB03053090		252035	0.006	0.041	0.033				512	2580	TB04000376	252035		0.26
LK-03-01	38.00	39.00	1.00 TB03053090		252036	0.008	0.067	0.055				396	3160	TB04000376	252036		0.35
LK-03-01	39.00	40.00	1.00 TB03053090		252037	0.006	0.034	0.028				284	2070
LK-03-01	40.00	41.00	1.00 TB03053090		252038	0.007	0.028	0.023				343	1970
LK-03-01	41.00	42.00	1.00 TB03053090		252039	0.014	0.035	0.025				1005	1920
LK-03-01	42.00	43.00	1.00 TB03053090		252040	0.003	0.033	0.027				228	2190
LK-03-01	Blank		TB03053090		252041	0.001	0.000	0.000				11	45
LK-03-01	Standard	13P	TB03053090		252042	0.048	0.054	0.070				2900	2230	TB04000376	252042	0.26
LK-03-01	43.00	44.00	1.00 TB03053090		252043	0.002	0.022	0.019				167	1825
LK-03-01	44.00	45.00	1.00 TB03053090		252044	0.003	0.030	0.023				152	2020
LK-03-01	Duplicate		TB03053090		252044D	0.002	0.031	0.021				140	1910
LK-03-01	Standard	PGMS-1	TB03053090		254451	0.230	2.250	9.990	0.24	2.05	9.5	313	902
LK-03-01	45.00	46.00	1.00 TB03054512		252045	0.002	0.031	0.024				216	2070	TB04000377
LK-03-01	46.00	47.00	1.00 TB03054512		252046	0.010	0.029	0.023				222	2110
LK-03-01	47.00	48.00	1.00 TB03054512		252047	0.011	0.034	0.026				438	2220
LK-03-01	48.00	49.00	1.00 TB03054512		252048	0.005	0.027	0.022				325	1935
LK-03-01	49.00	50.00	1.00 TB03054512		252049	0.007	0.050	0.048				644	3030	TB04000377	252049		0.30
LK-03-01	50.00	51.00	1.00 TB03054512		252050	0.017	0.054	0.042				620	2820	TB04000377	252050		0.29
LK-03-01	51.00	52.00	1.00 TB03054512		252051	0.034	0.056	0.055				922	3040	TB04000377	252051		0.32
LK-03-01	52.00	53.00	1.00 TB03054512		252052	0.110	0.063	0.051				727	3180	TB04000377	252052		0.31

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-01	53.00	54.00	1.00 TB03054512		252053	0.007	0.038	0.034				637	2380
LK-03-01	54.00	55.00	1.00 TB03054512		252054	0.002	0.026	0.026				265	2190
LK-03-01	55.00	56.00	1.00 TB03054512		252055	0.017	0.030	0.023				378	2070
LK-03-01	56.00	57.00	1.00 TB03054512		252056	0.025	0.032	0.030				607	2220
LK-03-01	57.00	58.00	1.00 TB03054512		252057	0.001	0.024	0.021				167	1965
LK-03-01	58.00	59.00	1.00 TB03054512		252058	0.005	0.025	0.022				477	1970
LK-03-01	59.00	60.00	1.00 TB03054512		252059	0.013	0.028	0.019				404	1780
LK-03-01	60.00	61.00	1.00 TB03054512		252060	0.003	0.027	0.023				155	1995
LK-03-01	61.00	62.00	1.00 TB03054512		252061	0.002	0.028	0.021				134	1930
LK-03-01	62.00	63.00	1.00 TB03054512		252062	0.007	0.024	0.019				177	1840
LK-03-01	63.00	64.00	1.00 TB03054512		252063	0.047	0.023	0.020				22	1675
LK-03-01	64.00	65.00	1.00 TB03054512		252064	0.075	0.023	0.019				48	1695
LK-03-01	65.00	66.00	1.00 TB03054512		252065	0.020	0.040	0.032				981	2440
LK-03-01	66.00	67.00	1.00 TB03054512		252066	0.009	0.041	0.037				351	2470
LK-03-01	67.00	69.00	2.00 TB03054512		252067	0.008	0.037	0.034				419	2420
LK-03-01	69.00	70.50	1.50 TB03054512		252068	0.012	0.046	0.036				567	2520	TB04000377	252068		0.25
LK-03-01	70.50	71.50	1.00 TB03054512		252069	0.007	0.033	0.029				397	2130
LK-03-01	71.50	72.00	0.50 TB03054512		252070	0.010	0.043	0.029				538	2200
LK-03-01	72.01	72.02	TB03054512		252071
LK-03-01	72.00	73.00	1.00 TB03054512		252072	0.008	0.038	0.032				471	2230
LK-03-01	73.00	74.00	1.00 TB03054512		252073	0.009	0.035	0.027				417	2070
LK-03-01	74.00	75.55	1.55 TB03054512		252074	0.027	0.030	0.023				355	2070
LK-03-01	75.55	75.90	0.35 TB03054512		252075	0.016	0.099	0.073				1310	3380	TB04000377	252075		0.34
LK-03-01	75.90	77.00	1.10 TB03054512		252076	0.014	0.044	0.026				395	2130
LK-03-01	77.00	78.00	1.00 TB03054512		252077	0.007	0.041	0.031				389	2140
LK-03-01	78.00	79.00	1.00 TB03054512		252078	0.006	0.031	0.027				402	2070
LK-03-01	79.00	80.00	1.00 TB03054512		252079	0.014	0.060	0.032				487	2200
LK-03-01	80.00	81.00	1.00 TB03054512		252080	0.006	0.048	0.032				437	2230
LK-03-01	81.00	82.00	1.00 TB03054512		252081	0.018	0.052	0.037				662	2150
LK-03-01	Standard	14P	TB03054512		252082	0.047	0.087	0.134				10000	10000	TB04000377	252082	1.00	2.01
LK-03-01	82.00	83.00	1.00 TB03054512		252083	0.018	0.048	0.041				419	2400
LK-03-01	Blank	83.02	TB03054512		252084	0.002	0.000	0.000				9	39
LK-03-01	83.00	84.00	1.00 TB03054512		252085	0.012	0.036	0.029				441	2020
LK-03-01	84.00	85.00	1.00 TB03054512		252086	0.009	0.040	0.027				348	2020
LK-03-01	Duplicate		TB03054512		252086D	0.005	0.030	0.026				354	1985
LK-03-01	Standard	PGMS-2	TB03054512		254452	0.088	0.213	3.910	0.21		3.91	10000	508	TB04000377	254452	1.36
LK-03-01	85.00	86.00	1.00 TB03054511		252087	0.005	0.036	0.028				417	2210
LK-03-01	86.00	87.00	1.00 TB03054511		252088	0.003	0.034	0.024				309	2060
LK-03-01	87.00	88.00	1.00 TB03054511		252089	0.005	0.028	0.025				421	2160
LK-03-01	88.00	89.00	1.00 TB03054511		252090	0.118	0.056	0.044				806	2380
LK-03-01	89.00	90.00	1.00 TB03054511		252091	0.045	0.072	0.031				579	2290
LK-03-01	90.00	91.00	1.00 TB03054511		252092	0.005	0.042	0.036				340	2330
LK-03-01	91.00	92.00	1.00 TB03054511		252093	0.002	0.049	0.034				329	2300
LK-03-01	92.00	93.00	1.00 TB03054511		252094	0.108	0.042	0.030				549	2040
LK-03-01	93.00	94.00	1.00 TB03054511		252095	0.074	0.050	0.038				679	2400
LK-03-01	94.00	95.00	1.00 TB03054511		252096	0.235	0.068	0.055				1415	2900	TB04000378	252096		0.33
LK-03-01	95.00	96.00	1.00 TB03054511		252097	0.024	0.107	0.090				1575	3750	TB04000378	252097		0.43
LK-03-01	96.00	97.00	1.00 TB03054511		252098	0.028	0.114	0.080				1410	3550	TB04000378	252098		0.39
LK-03-01	97.00	98.00	1.00 TB03054511		252099	0.017	0.080	0.054				1430	3030	TB04000378	252099		0.34
LK-03-01	98.00	99.00	1.00 TB03054511		252100	0.009	0.030	0.030				591	2130
LK-03-01	99.00	100.00	1.00 TB03054511		252101	0.005	0.029	0.024				316	1920
LK-03-01	100.00	101.00	1.00 TB03054511		252102	0.003	0.028	0.024				269	1905
LK-03-01	101.00	102.00	1.00 TB03054511		252103	0.004	0.031	0.022				315	1850
LK-03-01	102.00	103.00	1.00 TB03054511		252104	0.006	0.033	0.030				428	2130
LK-03-01	103.00	104.00	1.00 TB03054511		252105	0.029	0.037	0.028				429	1950
LK-03-01	Standard	14P	TB03054511		252106	0.046	0.093	0.128				10000	10000	TB04000378	252106	0.98	2.20

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-01	104.00	105.00	1.00 TB03054511		252107	0.003	0.045	0.034				169	2330
LK-03-01	105.00	106.00	1.00 TB03054511		252108	0.004	0.031	0.022				160	1925
LK-03-01	106.00	107.00	1.00 TB03054511		252109	0.009	0.035	0.030				203	2230
LK-03-01	107.00	108.00	1.00 TB03054511		252110	0.018	0.046	0.038				794	2350
LK-03-01	108.00	109.00	1.00 TB03054511		252111	0.086	0.096	0.078				1255	3320	TB04000378	252111		0.36
LK-03-01	109.00	110.00	1.00 TB03054511		252112	0.005	0.035	0.026				565	2000
LK-03-01	110.00	111.00	1.00 TB03054511		252113	0.008	0.032	0.021				538	1730
LK-03-01	111.00	111.85	0.85 TB03054511		252114	0.003	0.031	0.022				178	1490
LK-03-01	111.85	113.00	1.15 TB03054511		252115	0.061	0.170	0.120				2730	4580	TB04000378	252115	0.25	0.52
LK-03-01	Blank		TB03054511		252116	0.000	0.006	0.001				51	111
LK-03-01	113.00	114.00	1.00 TB03054511		252117	0.069	0.049	0.033				1220	2130
LK-03-01	114.00	115.00	1.00 TB03054511		252118	0.075	0.175	0.114				2840	4400	TB04000378	252118	0.27	0.48
LK-03-01	115.00	116.00	1.00 TB03054511		252119	0.077	0.030	0.034				4800	3530	TB04000378	252119	0.43	0.38
LK-03-01	116.00	117.00	1.00 TB03054511		252120	0.050	0.092	0.076				9710	3850	TB04000378	252120	0.85	0.41
LK-03-01	117.00	118.00	1.00 TB03054511		252121	0.081	0.073	0.045				2170	1800
LK-03-01	118.00	119.00	1.00 TB03054511		252122	0.031	0.060	0.041				3400	2110	TB04000378	252122	0.31
LK-03-01	Duplicate		TB03054511		252122D									TB04000378	252122D	0.29
LK-03-01	119.00	120.60	1.60 TB03054510		252123	0.039	0.028	0.037				4500	3180	TB04000379	252123	0.39	0.34
LK-03-01	120.60	122.00	1.40 TB03054510		252124	0.071	0.186	0.104				2030	3650	TB04000379	252124		0.36
LK-03-01	122.00	123.10	1.10 TB03054510		252125	0.024	0.104	0.056				1150	2100
LK-03-01	123.10	124.10	1.00 TB03054510		252126	0.126	0.187	0.065				10000	3390	TB04000379	252126	1.12	0.38
LK-03-01	124.10	124.60	0.50 TB03054510		252127	0.104	0.419	0.238				6940	6450	TB04000379	252127	0.61	0.69
LK-03-01	124.60	126.00	1.40 TB03054510		252128	0.056	0.212	0.106				2520	2790	TB04000379	252128	0.23
LK-03-01	126.00	126.50	0.50 TB03054510		252129	0.060	0.122	0.087				3260	2320	TB04000379	252129	0.29
LK-03-01	126.50	127.00	0.50 TB03054510		252130	0.065	0.380	0.141				2490	5710	TB04000379	252130		0.54
LK-03-01	127.00	127.50	0.50 TB03054510		252131	0.029	0.596	0.226	0.03	0.55	0.23	3430	9360	TB04000379	252131	0.30	0.98
LK-03-01	127.50	128.00	0.50 TB03054510		252132	0.012	0.090	0.046				968	1580
LK-03-01	128.00	128.80	0.80 TB03054510		252133	0.004	0.012	0.010				230	939
LK-03-01	128.80	129.50	0.70 TB03054510		252134	0.061	0.411	0.215				4080	4580	TB04000379	252134	0.36	0.49
LK-03-01	129.50	130.00	0.50 TB03054510		252135	0.121	0.741	0.398	0.11	0.75	0.4	5630	5630	TB04000379	252135	0.51	0.62
LK-03-01	130.00	131.00	1.00 TB03054510		252136	0.011	0.079	0.065				811	1740
LK-03-01	131.00	132.00	1.00 TB03054510		252137	0.015	0.163	0.122				624	1440
LK-03-01	132.00	133.00	1.00 TB03054510		252138	0.004	0.058	0.088				121	1055
LK-03-01	133.00	134.50	1.50 TB03054510		252139	0.022	0.073	0.110				954	1340
LK-03-01	141.00	142.00	1.00 TB03054510		252140	0.005	0.017	0.025				243	91
LK-03-01	156.00	157.00	1.00 TB03054510		252141	0.002	0.000	0.004				13	25
LK-03-01	Standard	13P	TB03054510		252142	0.051	0.050	0.072				2870	2250	TB04000379	252142	0.26
LK-03-01	159.00	160.00	1.00 TB03054510		252143	0.002	0.000	0.001				17	11
LK-03-01	171.00	172.00	1.00 TB03054510		252144	0.004	0.000	0.000				9	8
LK-03-01	Blank		TB03054510		252145	0.001	0.000	0.000				7	3
LK-03-01	Blank	Duplicate	TB03054510		252145D	0.002	0.009	0.001				8	4
LK-03-01	172.03	172.04	TB03054510		254453	0.219	2.310	>10.0	0.23	2.21	10.1	294	852
LK-03-02	2.50	4.00	1.50 TB03054953		252146	0.003	0.021	0.016				247	1730
LK-03-02	4.00	5.00	1.00 TB03054953		252147	0.004	0.026	0.022				312	1945
LK-03-02	5.00	6.00	1.00 TB03054953		252148	0.005	0.025	0.019				331	1980
LK-03-02	6.00	7.00	1.00 TB03054953		252149	0.075	0.034	0.025				432	1960
LK-03-02	7.00	8.00	1.00 TB03054953		252150	0.002	0.025	0.017				185	1770
LK-03-02	8.00	9.00	1.00 TB03054953		252151	0.014	0.026	0.018				432	2130
LK-03-02	9.00	10.00	1.00 TB03054953		252152	0.004	0.025	0.019				462	1845
LK-03-02	10.00	11.00	1.00 TB03054953		252153	0.000	0.017	0.014				11	1400
LK-03-02	11.00	12.00	1.00 TB03054953		252154	0.106	0.030	0.023				832	2010
LK-03-02	12.00	13.00	1.00 TB03054953		252155	0.004	0.025	0.019				271	1805
LK-03-02	13.00	14.00	1.00 TB03054953		252156	0.008	0.032	0.023				300	2120
LK-03-02	14.00	15.00	1.00 TB03054953		252157	0.004	0.031	0.022				351	1935
LK-03-02	15.00	16.00	1.00 TB03054953		252158	0.005	0.028	0.022				243	2010
LK-03-02	16.00	17.00	1.00 TB03054953		252159	0.002	0.025	0.021				209	1805

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-02	17.00	18.00	1.00 TB03054953		252160	0.003	0.028	0.023				307	2030
LK-03-02	18.00	19.00	1.00 TB03054953		252161	0.005	0.021	0.016				568	1685
LK-03-02	19.00	20.00	1.00 TB03054953		252162	0.002	0.021	0.018				190	1670
LK-03-02	20.00	21.00	1.00 TB03054953		252163	0.004	0.025	0.019				243	1885
LK-03-02	21.00	22.00	1.00 TB03054953		252164	0.005	0.025	0.017				207	1710
LK-03-02	22.00	23.00	1.00 TB03054953		252165	0.006	0.025	0.019				689	1715
LK-03-02	23.00	24.00	1.00 TB03054953		252166	0.004	0.021	0.019				281	1835
LK-03-02	24.00	25.00	1.00 TB03054953		252167	0.009	0.025	0.019				312	1830
LK-03-02	25.00	26.00	1.00 TB03054953		252168	0.005	0.026	0.018				386	1850
LK-03-02	26.00	27.00	1.00 TB03054953		252169	0.008	0.022	0.019				223	1830
LK-03-02	27.00	28.00	1.00 TB03054953		252170	0.003	0.021	0.017				298	1770
LK-03-02	28.00	29.00	1.00 TB03054953		252171	0.002	0.024	0.019				198	1865
LK-03-02	29.00	30.00	1.00 TB03054953		252172	0.054	0.026	0.020				246	1780
LK-03-02	30.00	31.00	1.00 TB03054953		252173	0.006	0.020	0.020				208	1805
LK-03-02	31.00	32.00	1.00 TB03054953		252174	0.005	0.029	0.017				195	1790
LK-03-02	32.00	33.00	1.00 TB03054953		252175	0.003	0.030	0.019				240	1775
LK-03-02	Duplicate		TB03054953		252175D	0.006	0.025	0.019				260	1840
LK-03-02	33.00	34.00	1.00 TB03054953		252176	0.003	0.029	0.019				271	1850
LK-03-02	34.00	35.00	1.00 TB03054953		252177	0.002	0.022	0.015				108	1750
LK-03-02	35.00	36.00	1.00 TB03054953		252178	0.003	0.022	0.019				190	1835
LK-03-02	36.00	37.00	1.00 TB03054953		252179	0.003	0.026	0.018				184	1775
LK-03-02	37.00	38.00	1.00 TB03054953		252180	0.126	0.026	0.021				228	1840
LK-03-02	38.00	39.00	1.00 TB03054953		252181	0.004	0.028	0.018				236	1755
LK-03-02	39.00	40.00	1.00 TB03054953		252182	0.004	0.025	0.019				323	1850
LK-03-02	40.00	41.00	1.00 TB03054953		252183	0.006	0.027	0.020				217	1795
LK-03-02	Standard	13P	TB03054953		252184	0.048	0.050	0.070				2820	2230	TB04000395	252184	0.27
LK-03-02	41.00	42.00	1.00 TB03054953		252185	0.009	0.028	0.022				411	1840
LK-03-02	42.00	43.00	1.00 TB03054953		252186	0.008	0.033	0.024				358	1875
LK-03-02	43.00	44.00	1.00 TB03054953		252187	0.013	0.035	0.030				398	2220
LK-03-02	44.00	45.00	1.00 TB03054953		252188	0.014	0.043	0.033				442	2300
LK-03-02	Blank		TB03054953		252189	0.002	0.007	0.001				16	48
LK-03-02	Blank	Duplicate	TB03054953		252189D	0.000	0.000	0.001				14	43
LK-03-02	Standard	PGMS-3	TB03054953		254454	0.350	0.145	0.625		0.15	0.69	81	1510
LK-03-02	45.00	46.00	1.00 TB03054952		252190	0.004	0.023	0.017				358	1830
LK-03-02	46.00	47.00	1.00 TB03054952		252191	0.009	0.051	0.041				694	2670	TB04000394	252191		0.30
LK-03-02	47.00	48.00	1.00 TB03054952		252192	0.009	0.031	0.030				474	2190
LK-03-02	48.00	49.00	1.00 TB03054952		252193	0.005	0.025	0.022				410	1840
LK-03-02	49.00	50.00	1.00 TB03054952		252194	0.005	0.023	0.024				371	1945
LK-03-02	50.00	51.00	1.00 TB03054952		252195	0.012	0.026	0.020				312	1810
LK-03-02	51.00	52.00	1.00 TB03054952		252196	0.005	0.035	0.031				398	2350
LK-03-02	52.00	53.00	1.00 TB03054952		252197	0.008	0.035	0.030				705	2210
LK-03-02	53.00	54.00	1.00 TB03054952		252198	0.010	0.019	0.016				584	1600
LK-03-02	54.00	55.00	1.00 TB03054952		252199	0.003	0.024	0.020				276	1890
LK-03-02	55.00	56.00	1.00 TB03054952		252200	0.004	0.029	0.023				236	1910
LK-03-02	56.00	57.00	1.00 TB03054952		252201	0.004	0.029	0.026				293	2060
LK-03-02	57.00	58.00	1.00 TB03054952		252202	0.005	0.026	0.022				348	1995
LK-03-02	58.00	59.00	1.00 TB03054952		252203	0.007	0.025	0.018				327	1885
LK-03-02	59.00	60.00	1.00 TB03054952		252204	0.008	0.033	0.029				322	2200
LK-03-02	60.00	61.00	1.00 TB03054952		252205	0.010	0.026	0.019				320	1995
LK-03-02	61.00	62.00	1.00 TB03054952		252206	0.004	0.036	0.036				420	2480
LK-03-02	62.00	63.00	1.00 TB03054952		252207	0.066	0.030	0.025				347	2070
LK-03-02	63.00	64.00	1.00 TB03054952		252208	0.006	0.028	0.021				392	1990
LK-03-02	64.00	65.00	1.00 TB03054952		252209	0.008	0.049	0.036				1105	2430
LK-03-02	65.00	66.00	1.00 TB03054952		252210	0.009	0.044	0.044				938	2690	TB04000394	252210		0.30
LK-03-02	66.00	67.00	1.00 TB03054952		252211	0.047	0.048	0.043				1265	2530	TB04000394	252211		0.28
LK-03-02	67.00	68.00	1.00 TB03054952		252212	0.041	0.030	0.020				320	1915

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-02	68.00	69.00	1.00 TB03054952		252213	0.003	0.027	0.022				377	1980
LK-03-02	69.00	70.00	1.00 TB03054952		252214	0.006	0.026	0.020				180	1825
LK-03-02	70.00	71.00	1.00 TB03054952		252215	0.004	0.023	0.019				259	1920
LK-03-02	71.00	72.00	1.00 TB03054952		252216	0.003	0.024	0.018				186	1775
LK-03-02	72.00	73.00	1.00 TB03054952		252217	0.004	0.027	0.022				204	2080
LK-03-02	73.00	74.00	1.00 TB03054952		252218	0.005	0.037	0.028				396	2200
LK-03-02	74.00	75.00	1.00 TB03054952		252219	0.003	0.021	0.017				440	1620
LK-03-02	Duplicate		TB03054952		252219D	0.005	0.022	0.016				389	1535
LK-03-02	75.00	76.00	1.00 TB03054952		252220	0.002	0.028	0.025				181	2150
LK-03-02	76.00	77.00	1.00 TB03054952		252221	0.003	0.030	0.023				201	2060
LK-03-02	77.00	78.00	1.00 TB03054952		252222	0.006	0.026	0.026				260	2170
LK-03-02	78.00	79.00	1.00 TB03054952		252223	0.007	0.052	0.038				321	2620	TB04000394	252223		0.29
LK-03-02	79.00	80.00	1.00 TB03054952		252224	0.004	0.034	0.027				247	2280
LK-03-02	80.00	81.00	1.00 TB03054952		252225	0.019	0.039	0.034				577	2270
LK-03-02	81.00	82.00	1.00 TB03054952		252226	0.003	0.034	0.025				207	2220
LK-03-02	82.00	83.00	1.00 TB03054952		252227	0.008	0.025	0.023				310	2160
LK-03-02	83.00	84.00	1.00 TB03054952		252228	0.013	0.027	0.022				331	2050
LK-03-02	84.00	85.00	1.00 TB03054952		252229	0.012	0.033	0.024				403	1995
LK-03-02	Standard	13P	TB03054952		252230	0.047	0.049	0.070				2720	2280	TB04000394	252230	0.26
LK-03-02	85.00	86.00	1.00 TB03054952		252231	0.011	0.031	0.026				381	2100
LK-03-02	86.00	87.00	1.00 TB03054952		252232	0.008	0.057	0.053				717	3070	TB04000394	252232		0.34
LK-03-02	Blank		TB03054952		252233	0.001	0.000	0.003				25	161
LK-03-02	87.00	88.00	1.00 TB03054952		252234	0.046	0.055	0.045				834	2780	TB04000394	252234		0.32
LK-03-02	88.00	89.00	1.00 TB03054952		252235	0.040	0.075	0.059				794	3190	TB04000394	252235		0.36
LK-03-02	89.00	90.00	1.00 TB03054952		252236	0.015	0.048	0.040				618	2630	TB04000394	252236		0.29
LK-03-02	90.00	91.00	1.00 TB03054952		252237	0.010	0.042	0.031				540	2460
LK-03-02	Duplicate		TB03054952		252237D	0.009	0.040	0.035				524	2480
LK-03-02	Standard	PGMS-2	TB03054952		254455	0.060	0.216	3.780		0.21	3.82	10000	524	TB04000394	254455	1.42
LK-03-02	91.00	92.00	1.00 TB03055432		252238	0.023	0.081	0.073				1085	3930	TB04000925	252238		0.35
LK-03-02	92.00	92.10	0.10 TB03055432		252239	0.671	0.023	0.028				10000	3660	TB04000925	252239	0.93	0.38
LK-03-02	92.10	93.00	0.90 TB03055432		252240	0.017	0.090	0.072				1170	3170	TB04000925	252240		0.33
LK-03-02	93.00	94.00	1.00 TB03055432		252241	0.009	0.032	0.031				500	2080
LK-03-02	94.00	95.00	1.00 TB03055432		252242	0.009	0.043	0.035				325	2130
LK-03-02	95.00	96.00	1.00 TB03055432	NA	252243
LK-03-02	96.00	97.00	1.00 TB03055432	NA	252244
LK-03-02	97.00	98.00	1.00 TB03055432	NA	252245
LK-03-02	98.00	99.00	1.00 TB03055432	NA	252246
LK-03-02	99.00	100.00	1.00 TB03055432	NA	252247
LK-03-02	100.00	101.00	1.00 TB03055432	NA	252248
LK-03-02	101.00	102.00	1.00 TB03055432	NA	252249
LK-03-02	102.00	103.00	1.00 TB03055432	NA	252250
LK-03-02	103.00	104.00	1.00 TB03055432	NA	252251
LK-03-02	104.00	105.00	1.00 TB03055432	NA	252252
LK-03-02	105.00	106.00	1.00 TB03055432	NA	252253
LK-03-02	106.00	107.00	1.00 TB03055432	NA	252254
LK-03-02	107.00	108.00	1.00 TB03055432	NA	252255
LK-03-02	108.00	109.00	1.00 TB03055432	NA	252256
LK-03-02	109.00	110.00	1.00 TB03055432	NA	252257
LK-03-02	110.00	111.00	1.00 TB03055432	NA	252258
LK-03-02	111.00	112.00	1.00 TB03055432	NA	252259
LK-03-02	112.00	113.00	1.00 TB03055432	NA	252260
LK-03-02	113.00	114.00	1.00 TB03055432	NA	252261
LK-03-02	114.00	115.00	1.00 TB03055432	NA	252262
LK-03-02	115.00	116.00	1.00 TB03055432	NA	252263
LK-03-02	116.00	117.00	1.00 TB03055432	NA	252264
LK-03-02	117.00	118.00	1.00 TB03055432	NA	252265

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-02	118.00	119.00	1.00 TB03055432	NA	252266
LK-03-02	119.00	120.00	1.00 TB03055432		252267	0.010	0.029	0.023				320	1795
LK-03-02	Duplicate		TB03055432		252267D	0.005	0.031	0.023				345	1780
LK-03-02	120.00	121.00	1.00 TB03055432		252268	0.008	0.037	0.021				323	1585
LK-03-02	121.00	122.00	1.00 TB03055432		252269	0.011	0.035	0.025				266	1690
LK-03-02	122.00	123.00	1.00 TB03055432		252270	0.014	0.041	0.024				467	1925
LK-03-02	123.00	124.00	1.00 TB03055432		252271	0.015	0.028	0.021				708	1700
LK-03-02	124.00	125.00	1.00 TB03055432		252272	0.028	0.148	0.120				2090	4170	TB04000925	252272		0.42
LK-03-02	125.00	126.50	1.50 TB03055432		252273	0.002	0.013	0.009				79	1080
LK-03-02	126.50	127.35	0.85 TB03055432		252274	0.031	0.074	0.047				1620	2710	TB04000925	252274		0.28
LK-03-02	127.35	129.35	2.00 TB03055432		252275	0.008	0.042	0.017				342	1250
LK-03-02	129.35	129.65	0.30 TB03055432		252276	0.141	0.332	0.168				4930	5810	TB04000925	252276	0.46	0.61
LK-03-02	129.65	130.50	0.85 TB03055432		252277	0.052	0.194	0.097				2090	3490	TB04000925	252277		0.37
LK-03-02	130.50	132.00	1.50 TB03055432		252278	0.060	0.161	0.091				2970	3660		252278	0.26	0.35
LK-03-02	Duplicate		TB03055432		252778D	0.103	0.193	0.100				2930	3430		252778D	0.28	0.35
LK-03-02	Standard	14P	TB03055432		252279	0.066	0.102	0.149				10000	10000		252279	0.95	2.08
LK-03-02	Standard	PGMS-3	TB03055432		254456	0.381	0.136	0.619		0.14	0.6	88	1545
LK-03-02	Standard	14P	TB03055432		254457	0.050	0.087	0.156				7600	10000		254457	0.96	2.09
LK-03-02	132.00	133.00	1.00 TB03055431		252280	0.115	0.173	0.115				3080	3770	TB04000396	252280	0.30	0.39
LK-03-02	133.00	134.00	1.00 TB03055431		252281	0.026	0.076	0.040				966	1515
LK-03-02	Blank	134.02	TB03055431		252282	0.003	0.007	0.001				40	68
LK-03-02	134.00	135.00	1.00 TB03055431		252283	0.022	0.078	0.046				1195	1575
LK-03-02	135.00	136.00	1.00 TB03055431		252284	0.012	0.034	0.021				588	1350
LK-03-02	136.00	137.65	1.65 TB03055431		252285	0.025	0.035	0.020				1120	1085
LK-03-02	137.65	139.00	1.35 TB03055431		252286	0.003	0.008	0.005				174	198
LK-03-02	169.30	169.50	0.20 TB03055431		252287	0.022	0.088	0.064				824	1495
LK-03-03	4.10	6.00	1.90 TB03055431		252288	0.015	0.027	0.019				353	1670
LK-03-03	6.00	8.00	2.00 TB03055431		252289	0.006	0.027	0.018				426	1760
LK-03-03	8.00	10.00	2.00 TB03055431		252290	0.003	0.025	0.020				218	1825
LK-03-03	10.00	12.00	2.00 TB03055431		252291	0.015	0.032	0.026				532	2060
LK-03-03	12.00	14.00	2.00 TB03055431		252292	0.004	0.039	0.028				541	2290
LK-03-03	14.00	15.00	1.00 TB03055431		252293	0.014	0.075	0.057				1310	3250	TB04000396	252293		0.38
LK-03-03	15.00	17.00	2.00 TB03055431		252294	0.030	0.026	0.020				272	1890
LK-03-03	17.00	19.00	2.00 TB03055431		252295	0.003	0.024	0.018				205	1770
LK-03-03	19.00	21.00	2.00 TB03055431		252296	0.002	0.025	0.017				223	1725
LK-03-03	21.00	23.00	2.00 TB03055431		252297	0.002	0.022	0.021				178	1840
LK-03-03	23.00	25.00	2.00 TB03055431		252298	0.003	0.030	0.019				289	1775
LK-03-03	25.00	27.00	2.00 TB03055431		252299	0.015	0.033	0.031				248	1710
LK-03-03	27.00	29.00	2.00 TB03055431		252300	0.007	0.017	0.023				363	1620
LK-03-03	29.00	31.00	2.00 TB03055431		252301	0.026	0.030	0.023				336	1875
LK-03-03	31.00	33.00	2.00 TB03055431		252302	0.039	0.033	0.021				386	1825
LK-03-03	33.00	35.00	2.00 TB03055431		252303	0.003	0.032	0.021				311	1865
LK-03-03	35.00	37.00	2.00 TB03055431		252304	0.003	0.029	0.021				258	1810
LK-03-03	37.00	39.00	2.00 TB03055431		252305	0.003	0.032	0.026				391	2070
LK-03-03	39.00	41.00	2.00 TB03055431		252306	0.004	0.036	0.032				388	2170
LK-03-03	41.00	43.00	2.00 TB03055431		252307	0.002	0.028	0.020				258	1800
LK-03-03	43.00	45.00	2.00 TB03055431		252308	0.006	0.022	0.020				230	1800
LK-03-03	45.00	47.00	2.00 TB03055431		252309	0.018	0.031	0.024				758	1940
LK-03-03	Duplicate		TB03055431		252309D	0.015	0.031	0.026				632	1830
LK-03-03	47.00	49.00	2.00 TB03055431		252310	0.015	0.044	0.037				306	2180
LK-03-03	Duplicate		TB03055431		252310D	0.008	0.037	0.033				303	2190
LK-03-03	Standard	13P	TB03055431		254458	0.039	0.037	0.061				2740	2200	TB04000396	254458	0.26
LK-03-03	49.00	51.00	2.00 TB03055433	NA	252311
LK-03-03	51.00	53.30	2.30 TB03055433	NA	252312
LK-03-03	53.30	53.40	0.10 TB03055433	NA	252313
LK-03-03	53.40	55.00	1.60 TB03055433	NA	252314

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-03	55.00	57.00	2.00 TB03055433	NA	252315
LK-03-03	57.00	59.00	2.00 TB03055433	NA	252316
LK-03-03	59.00	61.00	2.00 TB03055433	NA	252317
LK-03-03	61.00	63.00	2.00 TB03055433	NA	252318
LK-03-03	63.00	65.00	2.00 TB03055433		252319	0.006	0.050	0.028				338	1965
LK-03-03	65.00	67.00	2.00 TB03055433		252320	0.005	0.039	0.031				325	2120
LK-03-03	67.00	69.00	2.00 TB03055433		252321	0.004	0.048	0.033				396	2210
LK-03-03	69.00	71.00	2.00 TB03055433		252322	0.003	0.045	0.026				305	1960
LK-03-03	71.00	73.00	2.00 TB03055433		252323	0.004	0.036	0.034				353	2190
LK-03-03	73.00	75.00	2.00 TB03055433		252324	0.024	0.116	0.093				1305	3400	TB04000924	252324		0.37
LK-03-03	75.00	77.00	2.00 TB03055433		252325	0.006	0.047	0.034				420	2150
LK-03-03	77.00	79.00	2.00 TB04001533		252326	0.005	0.044	0.031				399	2180	TB04001533	252326
LK-03-03	Standard	14P	TB04001533		252327	0.042	0.095	0.133				10000	10000	TB04001533	252327	0.94	1.98
LK-03-03	79.00	81.00	2.00 TB04001533		252328	0.009	0.064	0.049				799	2860	TB04001533	252328		0.26
LK-03-03	81.00	83.00	2.00 TB04001533		252329	0.017	0.039	0.029				588	2150	TB04001533	252329
LK-03-03	Blank		TB04001533		252330	0.000	0.000	0.000				20	50	TB04001533	252330
LK-03-03	83.00	84.00	1.00 TB04001533		252331	0.011	0.012	0.011				79	718	TB04001533	252331
LK-03-03	84.00	86.00	2.00 TB04001533		252332	0.015	0.045	0.031				713	1780	TB04001533	252332
LK-03-03	86.00	86.50	0.50 TB04001533		252333	0.024	0.052	0.046				2130	3060	TB04001533	252333		0.31
LK-03-03	86.50	87.00	0.50 TB04001533		252334	0.218	0.045	0.035				7800	3350	TB04001533	252334	0.73	0.34
LK-03-03	87.00	87.80	0.80 TB04001533		252335	0.052	0.162	0.096				3160	3610	TB04001533	252335	0.29	0.36
LK-03-03	87.80	89.15	1.35 TB04001533		252336	0.038	0.166	0.078				1690	2870	TB04001533	252336		0.28
LK-03-03	89.15	90.00	0.85 TB04001533		252337	0.036	0.058	0.029				895	1460	TB04001533	252337
LK-03-03	90.00	91.00	1.00 TB04001533		252338	0.023	0.051	0.029				1000	1410	TB04001533	252338
LK-03-03	91.00	92.00	1.00 TB04001533		252339	0.018	0.076	0.039				827	1825	TB04001533	252339
LK-03-03	Duplicate		TB03055433		252339D
LK-03-03	92.00	93.00	1.00 TB04001533		252340	0.042	0.058	0.050				1630	1730	TB04001533	252340
LK-03-03	93.00	94.00	1.00 TB04001533		252341	0.046	0.077	0.047				1790	1885	TB04001533	252341
LK-03-03	94.00	95.00	1.00 TB04001533		252342	0.020	0.106	0.070				1945	2170	TB04001533	252342
LK-03-03	95.00	96.00	1.00 TB04001533		252343	0.002	0.039	0.030				250	972	TB04001533	252343
LK-03-03	96.00	97.00	1.00 TB04001533		252344	0.004	0.038	0.033				253	938	TB04001533	252344
LK-03-03	97.00	98.00	1.00 TB04001533		252345	0.001	0.016	0.013				71	734	TB04001533	252345
LK-03-03	98.00	98.80	0.80 TB04001533		252346	0.000	0.000	0.009				175	132	TB04001533	252346
LK-03-03	98.80	100.20	1.40 TB04001533		252347	0.000	0.000	0.001				76	18	TB04001533	252347
LK-03-03	100.20	101.00	0.80 TB04001533		252348	0.000	0.007	0.005				37	744	TB04001533	252348
LK-03-03	103.35	104.40	1.05 TB04001533		252349	0.000	0.000	0.000				12	33	TB04001533	252349
LK-03-03	Standard	PGMS-2	TB04001533		254480	0.114	0.242	3.760	0.07	0.2	3.57	10000	553	TB04001533	254480	1.35
LK-03-03	118.00	120.00	2.00 TB04001533		252350	0.006	0.000	0.002				178	68	TB04001533	252350
LK-03-03	120.00	121.40	1.40 TB04001533		252351	0.004	0.000	0.001				198	78	TB04001533	252351
LK-03-04	39.00	40.00	1.00 TB03055434		252352	0.029	0.088	0.064				1200	2750	TB04000923	252352		0.29
LK-03-04	40.00	40.50	0.50 TB03055434		252353	0.049	0.083	0.066				1335	2750	TB04000923	252353		0.28
LK-03-04	40.50	41.20	0.70 TB03055434		252354	0.042	0.092	0.069				1695	3000	TB04000923	252354		0.31
LK-03-04	41.20	42.00	0.80 TB03055434		252355	0.030	0.051	0.030				823	1755
LK-03-04	42.00	43.00	1.00 TB03055434		252356	0.012	0.032	0.023				306	1825
LK-03-04	43.00	45.00	2.00 TB03055434		252357	0.022	0.032	0.022				340	1670
LK-03-04	45.00	47.00	2.00 TB03055434	NA	252358
LK-03-04	47.00	49.00	2.00 TB03055434	NA	252359
LK-03-04	49.00	51.00	2.00 TB03055434	NA	252360
LK-03-04	51.00	53.00	2.00 TB03055434	NA	252361
LK-03-04	53.00	55.00	2.00 TB03055434	NA	252362
LK-03-04	55.00	57.00	2.00 TB03055434	NA	252363
LK-03-04	57.00	59.00	2.00 TB03055434	NA	252364
LK-03-04	59.00	61.00	2.00 TB03055434	NA	252365
LK-03-04	61.00	63.00	2.00 TB03055434	NA	252366
LK-03-04	63.00	65.00	2.00 TB03055434	NA	252367
LK-03-04	65.00	67.00	2.00 TB03055434	NA	252368

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-04	67.00	69.00	2.00 TB03055434	NA	252369
LK-03-04	69.00	71.00	2.00 TB03055434	NA	252370
LK-03-04	71.00	73.00	2.00 TB03055434	NA	252371
LK-03-04	73.00	75.00	2.00 TB04001533		252372	0.002	0.025	0.021				43	1895	TB04001533	252372
LK-03-04	Duplicate		TB03055434	NA	252372D
LK-03-04	Blank		TB03055434		254459	0.000	0.000	0.002				44	222
LK-03-04	Standard	13P	TB03055434		254460	0.048	0.053	0.074				2700	2180
LK-03-04	75.00	77.00	2.00 TB04001533		252373	0.009	0.025	0.017				276	1525	TB04001533	252373
LK-03-04	77.00	79.00	2.00 TB04001533		252374	0.012	0.015	0.008				700	909	TB04001533	252374
LK-03-04	79.00	81.00	2.00 TB04001533		252375	0.005	0.023	0.018				2070	1660	TB04001533	252375
LK-03-04	81.00	83.00	2.00 TB04001533		252376	0.006	0.025	0.019				203	1870	TB04001533	252376
LK-03-04	83.00	84.00	1.00 TB04001533		252377	0.019	0.030	0.021				302	1830	TB04001533	252377
LK-03-04	Blank		TB04001533		252378	0.000	0.005	0.001				32	57	TB04001533	252378
LK-03-04	Standard	13P	TB04001533		252379	0.041	0.050	0.068				2780	2310	TB04001533	252379	0.26
LK-03-05	7.50	9.00	1.50 TB04001533		252380	0.027	0.132	0.104				1110	4080	TB04001533	252380		0.42
LK-03-05	9.00	11.00	2.00 TB04001533		252381	0.010	0.037	0.027				379	1790	TB04001533	252381
LK-03-05	11.00	13.00	2.00 TB04001533		252382	0.006	0.032	0.024				433	1615	TB04001533	252382
LK-03-05	13.00	15.00	2.00 TB04001533		252383	0.030	0.027	0.022				388	1620	TB04001533	252383
LK-03-05	15.00	17.00	2.00 TB04001533		252384	0.105	0.045	0.026				287	1715	TB04001533	252384
LK-03-05	17.00	19.00	2.00 TB04001533		252385	0.036	0.034	0.022				172	1905	TB04001533	252385
LK-03-05	19.00	21.00	2.00 TB04001533		252386	0.011	0.020	0.017				291	1620	TB04001533	252386
LK-03-05	21.00	23.00	2.00 TB04001533		252387	0.024	0.025	0.016				438	1420	TB04001533	252387
LK-03-05	23.00	25.00	2.00 TB04001533		252388	0.041	0.034	0.022				513	1625	TB04001533	252388
LK-03-05	25.00	27.00	2.00 TB04001533		252389	0.046	0.051	0.037				1625	2250	TB04001533	252389
LK-03-05	27.00	29.00	2.00 TB04001533		252390	0.014	0.037	0.023				338	1975	TB04001533	252390
LK-03-05	29.00	31.80	2.80 TB03055436		252391	0.010	0.049	0.037				704	2270
LK-03-05	31.80	32.10	0.30 TB03055436		252392	0.028	0.017	0.020				7630	1730	TB04000922	252392	0.72
LK-03-05	32.10	34.00	1.90 TB03055436		252393	0.004	0.022	0.017				261	1490
LK-03-05	34.00	36.00	2.00 TB03055436		252394	0.009	0.039	0.026				719	1790
LK-03-05	36.00	38.00	2.00 TB03055436		252395	0.015	0.044	0.029				546	1975
LK-03-05	38.00	40.00	2.00 TB03055436		252396	0.005	0.045	0.028				239	1930
LK-03-05	Duplicate		TB03055436		252396D	0.002	0.036	0.029				226	1855
LK-03-05	40.00	42.00	2.00 TB03055435		252397	0.004	0.041	0.028				190	1815
LK-03-05	42.00	44.00	2.00 TB04001533		252398	0.006	0.025	0.020				505	1710	TB04001533	252398
LK-03-05	44.00	46.00	2.00 TB04001533		252399	0.005	0.022	0.017				520	1680	TB04001533	252399
LK-03-05	46.00	48.00	2.00 TB04001533		252400	0.001	0.037	0.023				296	1985	TB04001533	252400
LK-03-05	Standard	PGMS-2	TB04001533		254481	0.051	0.172	3.180	0.09	0.21	3.81	10000	568	TB04001533	254481	1.36
LK-03-05	48.00	50.00	2.00 TB04001533		252401	0.003	0.024	0.020				217	1755	TB04001533	252401
LK-03-05	50.00	51.00	1.00 TB04001533		252402	0.003	0.024	0.021				258	1880	TB04001533	252402
LK-03-05	51.00	52.00	1.00 TB04001533		252403	0.003	0.031	0.022				209	1825	TB04001533	252403
LK-03-05	52.00	53.00	1.00 TB04001533		252404	0.006	0.032	0.024				148	2010	TB04001533	252404
LK-03-05	53.00	54.00	1.00 TB04001533		252405	0.007	0.035	0.025				247	2080	TB04001533	252405
LK-03-05	54.00	55.00	1.00 TB04001533		252406	0.001	0.026	0.021				130	1870	TB04001533	252406
LK-03-05	55.00	56.00	1.00 TB04001533		252407	0.009	0.031	0.017				713	1625	TB04001533	252407
LK-03-05	56.00	57.00	1.00 TB04001533		252408	0.001	0.030	0.020				113	1865	TB04001533	252408
LK-03-05	57.00	58.00	1.00 TB04001533		252409	0.004	0.026	0.018				251	1620	TB04001533	252409
LK-03-05	58.00	59.00	1.00 TB04001533		252410	0.008	0.027	0.016				801	1600	TB04001533	252410
LK-03-05	59.00	60.00	1.00 TB04001533		252411	0.005	0.034	0.023				505	1900	TB04001533	252411
LK-03-05	60.00	61.00	1.00 TB04001533		252412	0.003	0.029	0.020				230	1880	TB04001533	252412
LK-03-05	61.00	62.00	1.00 TB04001533		252413	0.007	0.029	0.020				328	1800	TB04001533	252413
LK-03-05	62.00	62.00	0.00 TB04001533		252414	0.005	0.023	0.019				713	1635	TB04001533	252414
LK-03-05	62.00	64.00	2.00 TB04001533		252415	0.011	0.027	0.018				604	1595	TB04001533	252415
LK-03-05	Standard	14P	TB04001533		252416	0.040	0.100	0.133				10000	10000	TB04001533	252416	0.98	2.02
LK-03-05	64.00	65.00	1.00 TB04001533		252417	0.007	0.043	0.030				511	2340	TB04001533	252417
LK-03-05	65.00	66.00	1.00 TB04001533		252418	0.013	0.065	0.041				787	2830	TB04001533	252418		0.29
LK-03-05	Blank		TB04001533		252419	0.001	0.000	0.002				37	87	TB04001533	252419

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-05	66.00	67.00	1.00 TB04001533		252420	0.015	0.054	0.039				1035	2830	TB04001533	252420		0.31
LK-03-05	67.00	68.00	1.00 TB04001533		252421	0.018	0.062	0.046				855	3110	TB04001533	252421		0.34
LK-03-05	68.00	69.00	1.00 TB04001533		252422	0.050	0.044	0.032				733	2450	TB04001533	252422
LK-03-05	69.00	70.00	1.00 TB04001533		252423	0.010	0.048	0.037				825	2670	TB04001533	252423		0.27
LK-03-05	70.00	71.00	1.00 TB04001533		252424	0.019	0.044	0.033				660	2540	TB04001533	252424		0.26
LK-03-05	Standard	PGMS-2	TB04001533		254482	0.087	0.211	3.680	0.09	0.21	3.71	10000	532	TB04001533	254482	1.33
LK-03-05	71.00	72.00	1.00 TB03055435		252425	0.010	0.055	0.024				479	1940
LK-03-05	72.00	73.00	1.00 TB03055435		252426	0.008	0.032	0.022				400	1650
LK-03-05	Duplicate		TB03055435		252426D	0.019	0.036	0.019				381	1605
LK-03-05	73.00	74.00	1.00 TB03055435		252427	0.013	0.028	0.021				465	1680
LK-03-05	74.00	75.00	1.00 TB03055435		252428	0.002	0.027	0.023				245	1710
LK-03-05	75.00	76.00	1.00 TB03055435		252429	0.012	0.031	0.017				1090	1385
LK-03-05	76.00	77.00	1.00 TB03055435		252430	0.004	0.042	0.023				374	1705
LK-03-05	77.00	78.50	1.50 TB03055435		252431	0.009	0.032	0.022				373	1785
LK-03-05	78.50	79.10	0.60 TB03055435		252432	0.006	0.031	0.022				452	1710
LK-03-05	79.10	80.00	0.90 TB03055435		252433	0.004	0.027	0.019				255	1465
LK-03-05	Duplicate		TB03055435		252433D	0.003	0.030	0.016				287	1575
LK-03-05	Standard	PGMS-1	TB03055435		254461	0.231	2.190	9.910		2.12	9.47	249	755
LK-03-05	80.00	81.00	1.00 TB03055781		252434	0.013	0.032	0.018				838	1515
LK-03-05	81.00	82.00	1.00 TB03055781		252435	0.006	0.028	0.019				651	1625
LK-03-05	82.00	83.00	1.00 TB03055781		252436	0.009	0.026	0.017				570	1600
LK-03-05	83.00	84.00	1.00 TB03055781		252437	0.010	0.053	0.050				511	2480
LK-03-05	84.00	85.00	1.00 TB03055781		252438	0.005	0.051	0.037				470	2690	TB04002282	252438		0.29
LK-03-05	85.00	86.00	1.00 TB03055781		252439	0.006	0.041	0.033				494	2470
LK-03-05	86.00	87.00	1.00 TB03055781		252440	0.031	0.064	0.047				1665	2880	TB04002282	252440		0.32
LK-03-05	87.00	87.50	0.50 TB03055781		252441	0.039	0.201	0.140				4830	6930	TB04002282	252441	0.46	0.77
LK-03-05	87.50	88.00	0.50 TB03055781		252442	0.033	0.214	0.158				2960	7530	TB04002282	252442	0.28	0.86
LK-03-05	88.00	88.50	0.50 TB03055781		252443	0.046	0.205	0.146				2670	6930	TB04002282	252443	0.26	0.78
LK-03-05	88.50	89.00	0.50 TB03055781		252444	0.039	0.201	0.148				2640	7000	TB04002282	252444	0.26	0.79
LK-03-05	89.00	89.50	0.50 TB03055781		252445	0.050	0.198	0.146				3210	7770	TB04002282	252445	0.30	0.79
LK-03-05	89.50	90.00	0.50 TB03055781		252446	0.135	0.194	0.147				3160	7390	TB04002282	252446	0.31	0.80
LK-03-05	90.00	90.50	0.50 TB03055781		252447	0.036	0.184	0.144				3050	7410	TB04002282	252447	0.29	0.78
LK-03-05	90.50	91.00	0.50 TB03055781		252448	0.063	0.178	0.144				2790	7680	TB04002282	252448	0.26	0.77
LK-03-05	91.00	91.50	0.50 TB03055781		252449	0.038	0.097	0.075				3350	4270	TB04002282	252449	0.32	0.45
LK-03-05	91.50	92.00	0.50 TB03055781		252450	0.006	0.096	0.065				394	3850	TB04002282	252450		0.38
LK-03-05	92.00	93.00	1.00 TB03055781		252451	0.012	0.070	0.052				800	3390	TB04002282	252451		0.35
LK-03-05	93.00	94.00	1.00 TB03055781		252452	0.030	0.039	0.023				563	1870
LK-03-05	94.00	95.00	1.00 TB03055781		252453	0.057	0.034	0.022				1115	1905
LK-03-05	95.00	96.00	1.00 TB04002022		252454	0.011	0.028	0.023				619	2110	TB04002022	252454
LK-03-05	96.00	97.00	1.00 TB04002022		252455	0.006	0.037	0.030				464	2460	TB04002022	252455
LK-03-05	97.00	97.50	0.50 TB04002022		252456	0.010	0.036	0.030				948	2410	TB04002022	252456
LK-03-05	97.50	98.00	0.50 TB04002022		252457	0.011	0.030	0.028				435	2300	TB04002022	252457
LK-03-05	98.00	98.50	0.50 TB04002022		252458	0.006	0.034	0.029				458	2400	TB04002022	252458
LK-03-05	98.50	99.00	0.50 TB04002022		252459	0.014	0.055	0.045				441	3090	TB04002022	252459		0.31
LK-03-05	99.00	99.50	0.50 TB04002022		252460	0.009	0.045	0.040				394	2950	TB04002022	252460		0.29
LK-03-05	99.50	100.00	0.50 TB04002022		252461	0.013	0.053	0.038				516	2810	TB04002022	252461		0.29
LK-03-05	100.00	100.50	0.50 TB04002022		252462	0.007	0.030	0.031				553	2150	TB04002022	252462
LK-03-05	100.50	101.00	0.50 TB04002022		252463	0.006	0.036	0.032				380	2560	TB04002022	252463		0.25
LK-03-05	Duplicate		TB04002022		252463D	0.007	0.041	0.030				373	2580	TB04002022	252463D		0.24
LK-03-05	101.00	101.50	0.50 TB04002022		252464	0.008	0.037	0.030				387	2430	TB04002022	252464
LK-03-05	101.50	102.00	0.50 TB04002022		252465	0.007	0.035	0.028				453	2330	TB04002022	252465
LK-03-05	102.00	102.50	0.50 TB04002022		252466	0.006	0.033	0.027				465	2460	TB04002022	252466
LK-03-05	102.50	103.00	0.50 TB04002022		252467	0.029	0.028	0.022				486	2120	TB04002022	252467
LK-03-05	103.00	103.50	0.50 TB04002022		252468	0.004	0.037	0.027				262	2450	TB04002022	252468
LK-03-05	103.50	104.00	0.50 TB04002022		252469	0.011	0.049	0.039				1480	3140	TB04002022	252469		0.29
LK-03-05	Standard	14P	TB04002022		252470	0.044	0.085	0.127				9450	10000	TB04002022	252470	1.01	2.09

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-05	104.00	105.00	1.00 TB04002022		252471	0.014	0.033	0.023				227	1670	TB04002022	252471
LK-03-05	105.01	105.02	TB04002022		252472	0.000	0.000	0.001				124	728	TB04002022	252472
LK-03-05	105.00	106.00	1.00 TB04002022		252473	0.005	0.036	0.032				683	2680	TB04002022	252473		0.25
LK-03-05	106.00	107.00	1.00 TB04002022		252474	0.006	0.027	0.021				355	2140	TB04002022	252474
LK-03-05	Standard	PGMS-4	TB04002022		254483	3.060	1.130	5.180	3.38	1.28	5.85	468	1165	TB04002022	252474
LK-03-05	107.00	108.00	1.00 TB03055781	NA	252475
LK-03-05	108.00	109.00	1.00 TB03055781	NA	252476
LK-03-05	109.00	110.00	1.00 TB03055781	NA	252477
LK-03-05	110.00	111.00	1.00 TB03055781	NA	252478
LK-03-05	111.00	112.00	1.00 TB03055781	NA	252479
LK-03-05	112.00	113.00	1.00 TB03055781	NA	252480
LK-03-05	113.00	114.00	1.00 TB03055781	NA	252481
LK-03-05	114.00	115.00	1.00 TB03055781	NA	252482
LK-03-05	115.00	116.00	1.00 TB03055781	NA	252483
LK-03-05	116.00	117.15	1.15 TB03055781	NA	252484
LK-03-05	Duplicate		TB03055781	NA	252484D
LK-03-05	Standard	PGMS-2	TB03055781		254462	0.084	0.210	3.660		0.22	3.83	10000	537	TB04002282	254462	1.42
LK-03-05	117.15	117.35	0.20 TB04002022		252485	0.054	0.005	0.007				10000	2710	TB04002022	252485	3.21	0.25
LK-03-05	117.35	118.00	0.65 TB04002022		252486	0.016	0.014	0.013				1280	1365	TB04002022	252486
LK-03-05	118.00	119.00	1.00 TB04002022		252487	0.003	0.023	0.021				214	2080	TB04002022	252487
LK-03-05	119.00	120.00	1.00 TB04002022		252488	0.004	0.024	0.021				122	1985	TB04002022	252488
LK-03-05	120.00	121.00	1.00 TB04002022		252489	0.003	0.025	0.021				143	1990	TB04002022	252489
LK-03-05	121.00	122.00	1.00 TB04002022		252490	0.004	0.020	0.020				128	2000	TB04002022	252490
LK-03-05	122.00	123.00	1.00 TB04002022		252491	0.005	0.026	0.027				572	2250	TB04002022	252491
LK-03-05	123.00	124.00	1.00 TB04002022		252492	0.015	0.011	0.010				139	910	TB04002022	252492
LK-03-05	Standard	PGMS-2	TB04002022		254484	0.103	0.206	3.710	0.09	0.2	3.67	10000	547	TB04002022	254484	1.38
LK-03-05	124.00	125.30	1.30 TB03055780		252493	0.095	0.005	0.003				88	438
LK-03-05	125.30	126.00	0.70 TB03055780		252494	0.006	0.028	0.020				525	1660
LK-03-05	126.00	127.00	1.00 TB03055780		252495	0.007	0.031	0.022				364	2450
LK-03-05	127.00	127.50	0.50 TB03055780		252496	0.004	0.044	0.034				193	2500	TB04001738	252496		0.24
LK-03-05	127.50	128.00	0.50 TB03055780		252497	0.007	0.058	0.043				238	3150	TB04001738	252497		0.31
LK-03-05	128.00	128.50	0.50 TB03055780		252498	0.003	0.060	0.049				340	3240	TB04001738	252498		0.31
LK-03-05	128.50	129.00	0.50 TB03055780		252499	0.009	0.064	0.048				317	3070	TB04001738	252499		0.31
LK-03-05	129.00	129.50	0.50 TB03055780		252500	0.004	0.047	0.034				254	2580	TB04001738	252500		0.25
LK-03-05	129.50	130.00	0.50 TB03055780		252501	0.004	0.047	0.038				403	2900	TB04001738	252501		0.29
LK-03-05	130.00	130.50	0.50 TB03055780		252502	0.007	0.058	0.042				695	3000	TB04001738	252502		0.29
LK-03-05	130.50	131.00	0.50 TB03055780		252503	0.005	0.046	0.043				885	2870	TB04001738	252503		0.28
LK-03-05	131.00	131.50	0.50 TB03055780		252504	0.006	0.052	0.040				584	2960	TB04001738	252504		0.28
LK-03-05	131.50	132.00	0.50 TB03055780		252505	0.010	0.042	0.033				360	2570	TB04001738	252505		0.25
LK-03-05	132.00	132.50	0.50 TB03055780		252506	0.128	0.042	0.032				347	2600	TB04001738	252506		0.25
LK-03-05	132.50	133.00	0.50 TB03055780		252507	0.006	0.045	0.034				327	2740	TB04001738	252507		0.26
LK-03-05	133.00	133.50	0.50 TB03055780		252508	0.004	0.030	0.022				275	2510	TB04001738	252508		0.25
LK-03-05	133.50	134.00	0.50 TB03055780		252509	0.004	0.040	0.033				285	2610	TB04001738	252509		0.25
LK-03-05	134.00	135.00	1.00 TB03055780		252510	0.004	0.036	0.028				256	2390
LK-03-05	135.00	136.00	1.00 TB03055780		252511	0.009	0.045	0.031				254	2570	TB04001738	252511		0.24
LK-03-05	136.00	137.00	1.00 TB03055780		252512	0.003	0.034	0.029				392	2380
LK-03-05	Standard	14P	TB03055780		252513	0.047	0.106	0.146				10000	10000	TB04001738	252513	0.93	2.05
LK-03-05	Blank		TB03055780		252514	0.000	0.006	0.001				42	78
LK-03-05	Blank	Duplicate	TB03055780		252514D	0.002	0.000	0.002				30	67
LK-03-05	137.00	138.00	1.00 TB03055780		252515	0.010	0.044	0.029				340	2390
LK-03-05	138.00	139.00	1.00 TB03055780		252516	0.015	0.048	0.040				828	2830	TB04001738	252516		0.27
LK-03-05	139.00	140.00	1.00 TB03055780		252517	0.008	0.065	0.040				372	2830	TB04001738	252517		0.28
LK-03-05	140.00	140.50	0.50 TB03055780		252518	0.028	0.083	0.062				934	3730	TB04001738	252518		0.37
LK-03-05	140.50	141.00	0.50 TB03055780		252519	0.040	0.255	0.196				2300	7990	TB04001738	252519		0.78
LK-03-05	141.00	141.50	0.50 TB03055780		252520	0.166	0.276	0.249				3860	8870	TB04001738	252520	0.32	0.85
LK-03-05	141.50	142.00	0.50 TB03055780		252521	0.086	0.224	0.146				4740	4860

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-05	142.00	143.00	1.00 TB03055780		252522	0.026	0.053	0.031				1670	2410
LK-03-05	143.00	144.00	1.00 TB03055780		252523	0.010	0.042	0.033				681	2230
LK-03-05	144.00	145.00	1.00 TB03055780		252524	0.010	0.043	0.031				583	2160
LK-03-05	145.00	146.00	1.00 TB03055780		252525	0.026	0.050	0.035				502	2280
LK-03-05	146.00	147.00	1.00 TB03055780		252526	0.013	0.046	0.042				408	2390
LK-03-05	147.00	148.00	1.00 TB03055780		252527	0.011	0.039	0.029				333	2050
LK-03-05	148.00	149.00	1.00 TB03055780		252528	0.007	0.037	0.027				361	2100
LK-03-05	149.00	150.00	1.00 TB03055780		252529	0.013	0.040	0.037				359	2160
LK-03-05	Duplicate		TB03055780		252529D	0.007	0.047	0.034				359	2140
LK-03-05	Standard	PGMS-1	TB03055780		254463	0.216	2.100	9.610		2.21	9.94	286	822
LK-03-05	150.00	151.00	1.00 TB03055782		252530	0.012	0.039	0.027				1785	2070
LK-03-05	151.00	152.00	1.00 TB03055782		252531	0.020	0.084	0.069				1440	3530	TB04001734	252531		0.32
LK-03-05	152.00	153.00	1.00 TB03055782		252532	0.054	0.083	0.060				864	3450	TB04001734	252532		0.32
LK-03-05	153.00	154.00	1.00 TB03055782		252533	0.034	0.058	0.057				1070	3240	TB04001734	252533		0.28
LK-03-05	154.00	155.00	1.00 TB03055782		252534	0.045	0.037	0.032				1205	2270
LK-03-05	155.00	156.00	1.00 TB03055782		252535	0.015	0.049	0.040				761	2480
LK-03-05	156.00	157.00	1.00 TB03055782		252536	0.050	0.072	0.062				1185	3120	TB04001734	252536		0.29
LK-03-05	157.00	158.00	1.00 TB03055782		252537	0.035	0.117	0.097				1745	4220	TB04001734	252537		0.41
LK-03-05	158.00	159.00	1.00 TB03055782		252538	0.047	0.076	0.066				1455	3430	TB04001734	252538		0.30
LK-03-05	159.00	159.50	0.50 TB03055782		252539	0.083	0.150	0.116				1935	4590	TB04001734	252539		0.44
LK-03-05	159.50	160.00	0.50 TB03055782		252540	0.114	0.231	0.184				3300	6160	TB04001734	252540	0.30	0.58
LK-03-05	160.00	160.50	0.50 TB03055782		252541	0.018	0.087	0.071				1535	3330	TB04001734	252541		0.29
LK-03-05	160.50	161.00	0.50 TB03055782		252542	0.079	0.250	0.209				3490	7190	TB04001734	252542	0.31	0.69
LK-03-05	161.00	161.50	0.50 TB03055782		252543	0.170	0.275	0.217				4630	7850	TB04001734	252543	0.42	0.75
LK-03-05	161.50	162.00	0.50 TB03055782		252544	0.114	0.326	0.246				4360	8810	TB04001734	252544	0.40	0.83
LK-03-05	162.00	162.50	0.50 TB03055782		252545	0.268	0.328	0.261				5050	8840	TB04001734	252545	0.43	0.87
LK-03-05	162.50	163.00	0.50 TB03055782		252546	0.217	0.353	0.267				4610	8820	TB04001734	252546	0.41	0.85
LK-03-05	163.00	164.00	1.00 TB03055782		252547	0.010	0.060	0.043				740	2450
LK-03-05	164.00	165.00	1.00 TB03055782		252548	0.005	0.039	0.030				441	2060
LK-03-05	165.00	166.00	1.00 TB03055782		252549	0.003	0.035	0.024				179	1900
LK-03-05	166.00	167.00	1.00 TB03055782		252550	0.015	0.032	0.028				301	1925
LK-03-05	167.00	168.00	1.00 TB03055782		252551	0.016	0.033	0.023				406	1980
LK-03-05	168.00	169.00	1.00 TB03055782		252552	0.003	0.041	0.028				230	1970
LK-03-05	169.00	170.00	1.00 TB03055782		252553	0.008	0.037	0.031				644	2050
LK-03-05	170.00	171.00	1.00 TB03055782		252554	0.011	0.040	0.026				521	1815
LK-03-05	171.00	172.00	1.00 TB03055782		252555	0.026	0.078	0.054				1340	2320
LK-03-05	172.00	173.00	1.00 TB03055782		252556	0.046	0.118	0.067				2250	2940	TB04001734	252556		0.27
LK-03-05	173.00	174.00	1.00 TB03055782		252557	0.018	0.039	0.024				1560	1525
LK-03-05	174.00	175.00	1.00 TB03055782		252558	0.010	0.049	0.043				1160	1345
LK-03-05	175.00	176.00	1.00 TB03055782		252559	0.037	0.399	0.232				5940	6300	TB04001734	252559	0.54	0.61
LK-03-05	Duplicate		TB03055782		252559D	0.030	0.358	0.222				5670	5890	TB04001734	252559D	0.52	0.61
LK-03-05	176.00	177.00	1.00 TB03055782		252560	0.035	0.295	0.202				3060	3020		252560	0.26	0.28
LK-03-05	177.00	178.00	1.00 TB03055782		252561	0.038	0.347	0.195				1715	2600		252561		0.24
LK-03-05	178.00	179.00	1.00 TB03055782		252562	0.034	0.219	0.186				2280	3230		252562		0.34
LK-03-05	179.00	180.00	1.00 TB03055782		252563	0.005	0.018	0.021				189	152
LK-03-05	180.00	181.00	1.00 TB03055782		252564	0.022	0.091	0.080				1035	806
LK-03-05	181.00	182.00	1.00 TB03055782		252565	0.020	0.054	0.062				811	333
LK-03-06	Standard	PGMS-3	TB03055782		254465	0.305	0.158	0.600		0.16	0.62	86	1585
LK-03-05	186.00	188.25	2.25 TB04002022		252566	0.004	0.000	0.005				153	78	TB04002022	252566
LK-03-05	197.70	197.80	0.10 TB04002022		252567	0.004	0.000	0.001				42	5	TB04002022	252567
LK-03-05	188.25	190.00	1.75 TB04002022		252568	0.001	0.000	0.001				22	6	TB04002022	252568
LK-03-05	Standard	14P	TB04002022		252569	0.042	0.081	0.121				10000	10000	TB04002022	252569	1.02	2.15
LK-03-05	Blank		TB04002022		252570	0.001	0.000	0.001				50	440	TB04002022	252570
LK-03-06	7.60	8.00	0.40 TB04002022		252571	0.013	0.073	0.056				735	3400	TB04002022	252571		0.34
LK-03-06	8.00	8.50	0.50 TB04002022		252572	0.008	0.050	0.037				456	2700	TB04002022	252572		0.26
LK-03-06	8.50	9.00	0.50 TB04002022		252573	0.006	0.025	0.019				293	2100	TB04002022	252573

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-06	9.00	10.00	1.00 TB04002022		252574	0.007	0.026	0.021				352	1825	TB04002022	252574
LK-03-06	10.00	11.00	1.00 TB04002022		252575	0.007	0.021	0.020				415	1700	TB04002022	252575
LK-03-06	11.00	12.00	1.00 TB04002022		252576	0.007	0.024	0.020				269	1860	TB04002022	252576
LK-03-06	12.00	13.00	1.00 TB04002022		252577	0.010	0.024	0.021				328	1935	TB04002022	252577
LK-03-06	Duplicate		TB04002022	NA	252577D									TB04002022
LK-03-06	Standard	PGMS-3	Repeat TB04002022		254465	0.352	0.124	0.576	0.42	0.12	0.62	87	1500	TB04002022	254465
LK-03-06	13.00	14.00	1.00 TB03055438	NA	252578
LK-03-06	14.00	15.00	1.00 TB03055438	NA	252579
LK-03-06	15.00	16.00	1.00 TB03055438	NA	252580
LK-03-06	16.00	17.00	1.00 TB03055438	NA	252581
LK-03-06	17.00	18.00	1.00 TB03055438	NA	252582
LK-03-06	18.00	19.00	1.00 TB03055438		252583	0.006	0.026	0.017				353	1730
LK-03-06	19.00	20.00	1.00 TB03055438		252584	0.003	0.023	0.017				192	1880
LK-03-06	20.00	21.00	1.00 TB03055438		252585	0.002	0.028	0.017				214	1815
LK-03-06	21.00	22.00	1.00 TB03055438		252586	0.007	0.028	0.017				161	1835
LK-03-06	22.00	23.00	1.00 TB03055438		252587	0.006	0.024	0.016				226	1770
LK-03-06	23.00	24.00	1.00 TB03055438		252588	0.002	0.029	0.018				225	1775
LK-03-06	24.00	25.00	1.00 TB03055438		252589	0.001	0.028	0.019				110	1835
LK-03-06	25.00	26.00	1.00 TB03055438		252590	0.010	0.027	0.018				127	1730
LK-03-06	26.00	27.00	1.00 TB03055438		252591	0.001	0.023	0.013				104	1365
LK-03-06	27.00	28.00	1.00 TB03055438		252592	0.005	0.025	0.016				345	1805
LK-03-06	28.00	29.00	1.00 TB03055438		252593	0.012	0.028	0.016				190	1775
LK-03-06	29.00	30.00	1.00 TB03055438		252594	0.009	0.032	0.020				299	1930
LK-03-06	30.00	31.00	1.00 TB03055438		252595	0.011	0.027	0.019				249	1765
LK-03-06	31.00	32.00	1.00 TB03055438		252596	0.005	0.031	0.019				168	1830
LK-03-06	32.00	33.00	1.00 TB03055438		252597	0.005	0.033	0.021				162	1845
LK-03-06	33.00	34.00	1.00 TB03055438		252598	0.005	0.030	0.019				194	1865
LK-03-06	34.00	36.00	2.00 TB03055438		252599	0.005	0.028	0.018				210	1900
LK-03-06	36.00	38.00	2.00 TB03055438		252600	0.008	0.031	0.022				295	1965
LK-03-06	38.00	40.00	2.00 TB03055438		252601	0.009	0.033	0.018				195	1795
LK-03-06	40.00	42.00	2.00 TB03055438		252602	0.009	0.032	0.020				207	1910
LK-03-06	42.00	44.00	2.00 TB03055438		252603	0.008	0.025	0.019				367	1880
LK-03-06	44.00	46.00	2.00 TB03055438		252604	0.005	0.032	0.019				230	1885
LK-03-06	46.00	48.00	2.00 TB03055438		252605	0.009	0.026	0.021				231	1830
LK-03-06	48.00	50.00	2.00 TB03055438		252606	0.012	0.038	0.020				267	1925
LK-03-06	50.00	52.00	2.00 TB03055438		252607	0.005	0.031	0.020				183	2010
LK-03-06	Duplicate		TB03055438		252607D	0.003	0.035	0.021				182	1980
LK-03-06	52.00	54.00	2.00 TB03055438		252608	0.008	0.035	0.021				263	2140
LK-03-06	54.00	56.00	2.00 TB03055438		252609	0.013	0.036	0.023				216	2030
LK-03-06	56.00	58.00	2.00 TB03055438	NA	252610
LK-03-06	Duplicate		TB03055438		252610D	0.016	0.031	0.022				199	2110
LK-03-06	Standard	14P	TB03055438		254466	0.048	0.054	0.073				3100	2450	TB04001733	254466	0.26	0.23
LK-03-06	Blank		TB03055438		254467	0.000	0.008	0.001				22	53
LK-03-06	58.00	60.00	2.00 TB03055439	NA	252611
LK-03-06	60.00	62.00	2.00 TB03055439	NA	252612
LK-03-06	62.00	64.00	2.00 TB03055439	NA	252613
LK-03-06	64.00	66.00	2.00 TB03055439	NA	252614
LK-03-06	66.00	68.00	2.00 TB03055439	NA	252615
LK-03-06	68.00	70.00	2.00 TB03055439	NA	252616
LK-03-06	70.00	72.00	2.00 TB03055439	NA	252617
LK-03-06	72.00	74.00	2.00 TB03055439	NA	252618
LK-03-06	74.00	76.00	2.00 TB03055439	NA	252619
LK-03-06	76.00	78.00	2.00 TB03055439	NA	252620
LK-03-06	78.00	80.00	2.00 TB03055439	NA	252621
LK-03-06	80.00	82.00	2.00 TB03055439	NA	252622
LK-03-06	82.00	84.00	2.00 TB03055439	NA	252623

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-06	Standard	13P	TB03055439	NA	252624
LK-03-06	84.00	86.00	2.00 TB03055439	NA	252625
LK-03-06	Blank		TB03055439	NA	252626
LK-03-06	86.00	88.00	2.00 TB03055439	NA	252627
LK-03-06	88.00	90.00	2.00 TB03055439	NA	252628
LK-03-06	90.00	92.00	2.00 TB03055439	NA	252629
LK-03-06	92.00	94.00	2.00 TB03055439	NA	252630
LK-03-06	94.00	96.00	2.00 TB03055439	NA	252631
LK-03-06	96.00	98.00	2.00 TB03055439	NA	252632
LK-03-06	98.00	100.00	2.00 TB03055439	NA	252633
LK-03-06	100.00	102.00	2.00	NA	252634
LK-03-06	102.00	104.00	2.00	NA	252635
LK-03-06	104.00	106.00	2.00	NA	252636
LK-03-06	106.00	108.00	2.00	NA	252637
LK-03-06	108.00	110.00	2.00	NA	252638
LK-03-06	110.00	112.00	2.00	NA	252639
LK-03-06	112.00	114.00	2.00	NA	252640
LK-03-06	114.00	116.00	2.00	NA	252641
LK-03-06	116.00	118.00	2.00	NA	252642
LK-03-06	118.00	120.00	2.00	NA	252643
LK-03-06	120.00	122.00	2.00	NA	252644
LK-03-06	122.00	124.00	2.00	NA	252645
LK-03-06	124.00	126.00	2.00	NA	252646
LK-03-06	126.00	128.00	2.00	NA	252647
LK-03-06	128.00	130.00	2.00	NA	252648
LK-03-06	130.00	132.00	2.00	NA	252649
LK-03-06	132.00	134.00	2.00 TB04003829		252650	0.005	0.019	0.020				154	1750	TB04003829	252650
LK-03-06	134.00	136.00	2.00 TB04003829		252651	0.007	0.017	0.019				176	1845	TB04003829	252651
LK-03-06	136.00	138.00	2.00 TB04003829		252652	0.016	0.024	0.019				122	1785	TB04003829	252652
LK-03-06	138.00	140.00	2.00 TB04003829		252653	0.016	0.016	0.015				180	1475	TB04003829	252653
LK-03-06	140.00	142.00	2.00 TB04003829		252654	0.037	0.033	0.026				331	2150	TB04003829	252654
LK-03-06	142.00	142.70	0.70 TB04003829		252655	0.044	0.028	0.030				597	2110	TB04003829	252655
LK-03-06	142.70	142.80	0.10 TB04003829		252656	0.059	0.026	0.025				5870	2240	TB04003829	252656	0.54
LK-03-06	142.80	145.00	2.20 TB04003829		252657	0.062	0.027	0.028				354	2180	TB04003829	252657
LK-03-06	145.00	147.00	2.00 TB04003829		252658	0.247	0.012	0.017				962	1540	TB04003829	252658
LK-03-06	147.00	149.00	2.00 TB04003829		252659	0.034	0.010	0.017				124	1675	TB04003829	252659
LK-03-06	Standard	13P			254468	0.049	0.052	0.071				2890	2180
LK-03-06	Blank				254469	0.002	0.008	0.002				159	241
LK-03-06	149.00	151.00	2.00 TB04000371		252660	0.029	0.025	0.021				85	1875
LK-03-06	151.00	153.00	2.00 TB04000371		252661	0.017	0.016	0.014				124	1415
LK-03-06	153.00	155.00	2.00 TB04000371		252662	0.018	0.019	0.015				97	1585
LK-03-06	155.00	157.00	2.00 TB04000371		252663	0.016	0.022	0.020				250	1700
LK-03-06	157.00	159.00	2.00 TB04000371		252664	0.020	0.030	0.027				345	1995
LK-03-06	159.00	162.00	3.00 TB04000371		252665	0.018	0.028	0.023				327	1460
LK-03-06	162.00	163.30	1.30 TB04000371		252666	0.054	0.015	0.014				6250	1905	TB04002287	252666	0.58
LK-03-06	163.30	165.00	1.70 TB04000371		252667	0.021	0.020	0.019				312	1620
LK-03-06	165.00	167.00	2.00 TB04000371		252668	0.018	0.025	0.020				176	1760
LK-03-06	167.00	168.00	1.00 TB04000371		252669	0.026	0.100	0.067				467	3210	TB04002287	252669		0.34
LK-03-06	168.00	169.00	1.00 TB04000371		252670	0.002	0.033	0.024				196	2010
LK-03-06	Standard	14P	TB04000371		252671	0.049	0.099	0.139				10000	10000	TB04002287	252671	0.94	2.09
LK-03-06	169.00	170.00	1.00 TB04000371		252672	0.004	0.053	0.028				67	1425
LK-03-06	Blank		TB04000371		252673	0.000	0.000	0.001				90	81
LK-03-06	170.00	172.00	2.00 TB04000371		252674	0.001	0.015	0.016				48	1100
LK-03-06	172.00	172.50	0.50 TB04000371		252675	0.007	0.085	0.048				421	1685
LK-03-06	172.50	173.00	0.50 TB04000371		252676	0.005	0.190	0.088				917	3720	TB04002287	252676		0.35
LK-03-06	173.00	173.50	0.50 TB04000371		252677	0.005	0.115	0.116				414	3260	TB04002287	252677		0.34

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-06	173.50	174.00	0.50 TB04000371		252678	0.014	0.174	0.134				622	4370	TB04002287	252678		0.44
LK-03-06	174.00	175.00	1.00 TB04000371		252679	0.015	0.077	0.042				800	2230
LK-03-06	175.00	175.50	0.50 TB04000371		252680	0.050	0.136	0.092				2210	3520	TB04002287	252680		0.37
LK-03-06	175.50	176.50	1.00 TB04000371		252681	0.040	0.072	0.043				1305	2180
LK-03-06	176.50	177.50	1.00 TB04000371		252682	0.015	0.029	0.018				600	1205
LK-03-06	177.50	178.00	0.50 TB04000371		252683	0.224	0.230	0.178				2420	5070	TB04002287	252683		0.55
LK-03-06	178.00	178.50	0.50 TB04000371		252684	0.046	0.091	0.056				1390	2110
LK-03-06	178.50	179.00	0.50 TB04000371		252685	0.059	0.220	0.136				2470	4090	TB04002287	252685		0.42
LK-03-06	179.00	179.50	0.50 TB04000371		252686	0.044	0.142	0.081				1490	2690	TB04002287	252686		0.30
LK-03-06	179.50	180.00	0.50 TB04000371		252687	0.066	0.193	0.119				2740	3550	TB04002287	252687	0.24	0.39
LK-03-06	180.00	180.50	0.50 TB04000371		252688	0.148	0.426	0.196				6370	5440	TB04002287	252688	0.57	0.59
LK-03-06	180.50	181.00	0.50 TB04000371		252689	0.235	0.687	0.232		0.71	0.23	5230	6640	TB04002287	252689	0.47	0.69
LK-03-06	Duplicate		TB04000371		252689D	0.126	0.350	0.180				4920	6050	TB04002287	252689D	0.44	0.61
LK-03-06	181.00	181.50	0.50 TB04000371		252690	0.052	0.091	0.055				2340	1825
LK-03-06	181.50	182.00	0.50 TB04000371		252691	0.308	0.561	0.326		0.54	0.33	10000	7250	TB04002287	252691	2.07	0.75
LK-03-06	182.00	182.50	0.50 TB04000371		252692	0.184	0.669	0.545		0.58	0.55	10000	10000	TB04002287	252692	1.04	1.26
LK-03-06	182.50	183.00	0.50 TB04000371		252693	0.077	0.422	0.280				3660	8960	TB04002287	252693	0.29	0.91
LK-03-06	183.00	183.50	0.50 TB04000371		252694	0.056	0.267	0.222				7550	5480	TB04002287	252694	0.66	0.59
LK-03-06	183.50	184.15	0.65 TB04000371		252695	0.095	0.365	0.174				4180	5000	TB04002287	252695	0.36	0.53
LK-03-06	184.15	184.20	0.05 TB04000371		252696	0.055	0.657	0.640		0.56	0.58	10000	10000	TB04002287	252696	0.83	2.60
LK-03-06	184.20	184.50	0.30 TB04000371		252697	0.113	1.465	0.716		1.46	0.74	5850	10000	TB04002287	252697	0.51	1.15
LK-03-06	184.50	184.65	0.15 TB04000371		252698	0.041	0.490	0.490				2340	10000	TB04002287	252698		1.92
LK-03-06	184.65	185.00	0.35 TB04000371		252699	0.086	1.055	0.462		0.94	0.47	5390	10000	TB04002287	252699	0.46	1.11
LK-03-06	185.00	186.00	1.00 TB04000371		252700	0.034	0.030	0.090				1210	1135
LK-03-06	Duplicate		TB04000371		252700D	0.079	0.022	0.084				1085	845
LK-03-06	Standard	PGMS-2	TB04000371		254470	0.121	0.202	3.660		0.2	3.74	10000	494	TB04002287	254470	1.33	0.06
LK-03-07	6.00	8.00	2.00 TB04000370		257701	0.009	0.023	0.025				200	1540
LK-03-07	8.00	10.00	2.00 TB04000370		257702	0.007	0.022	0.021				274	1615
LK-03-07	10.00	12.00	2.00 TB04000370		257703	0.005	0.023	0.018				298	1445
LK-03-07	12.00	14.00	2.00 TB04000370		257704	0.003	0.024	0.018				176	1475
LK-03-07	14.00	16.00	2.00 TB04000370		257705	0.002	0.020	0.017				194	1445
LK-03-07	16.00	18.00	2.00 TB04000370		257706	0.006	0.015	0.016				259	1410
LK-03-07	18.00	20.00	2.00 TB04000370		257707	0.016	0.021	0.016				285	1450
LK-03-07	20.00	22.00	2.00 TB04000370		257708	0.016	0.018	0.014				257	1265
LK-03-07	22.00	24.00	2.00 TB04000370		257709	0.015	0.019	0.016				143	1530
LK-03-07	24.00	26.00	2.00 TB04000370		257710	0.011	0.017	0.015				210	1390
LK-03-07	26.00	28.00	2.00 TB04000370		257711	0.007	0.017	0.017				166	1575
LK-03-07	28.00	30.00	2.00 TB04000370		257712	0.004	0.020	0.019				267	1785
LK-03-07	30.00	32.00	2.00 TB04000370		257713	0.005	0.026	0.020				456	1695
LK-03-07	32.00	34.00	2.00 TB04000370		257714	0.009	0.032	0.023				481	1790
LK-03-07	34.00	35.00	1.00 TB04000370		257715	0.023	0.041	0.029				902	2670	TB04002525	257715		0.21
LK-03-07	35.00	37.00	2.00 TB04000370		257716	0.005	0.020	0.016				301	1620
LK-03-07	37.00	39.00	2.00 TB04000370		257717	0.013	0.024	0.018				190	1640
LK-03-07	39.00	41.00	2.00 TB04000370		257718	0.002	0.019	0.013				166	1565
LK-03-07	41.00	42.00	1.00 TB04000370		257719	0.025	0.051	0.039				954	2490
LK-03-07	42.00	44.00	2.00 TB04000370		257720	0.008	0.020	0.019				351	1580
LK-03-07	44.00	46.00	2.00 TB04000370		257721	0.007	0.022	0.022				523	1715
LK-03-07	46.00	48.00	2.00 TB04000370		257722	0.004	0.024	0.020				316	1730
LK-03-07	48.00	50.00	2.00 TB04000370		257723	0.009	0.036	0.032				328	2170
LK-03-07	50.00	51.00	1.00 TB04000370		257724	0.005	0.044	0.033				602	2550	TB04002525	257724		0.25
LK-03-07	Duplicate		TB04000370		252724D	0.009	0.038	0.031				583	2490
LK-03-07	Standard	13P	TB04000370		254471	0.049	0.047	0.070				2960	2350	TB04002525	254471	0.26	0.23
LK-03-07	Blank		TB04000370		254472	0.001	0.000	0.001				27	56
LK-03-07	Standard	PGMS-2	TB04000370		254473	0.068	0.241	3.800		0.22	3.99	10000	542	TB04002525	254473	1.41
LK-03-07	51.00	52.00	1.00 TB04000372		252725	0.026	0.101	0.080				1685	4480	TB04002286	252725		0.45
LK-03-07	52.00	52.50	0.50 TB04000372		252726	0.144	0.202	0.148				2350	6890	TB04002286	252726		0.73

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-07	52.50	53.00	0.50 TB04000372		252727	0.078	0.200	0.142				3320	4950	TB04002286	252727	0.41	0.65
LK-03-07	53.00	53.50	0.50 TB04000372		252728	0.083	0.190	0.143				2080	3890	TB04002286	252728		0.68
LK-03-07	53.50	54.00	0.50 TB04000372		252729	0.030	0.168	0.126				3290	5850	TB04002286	252729	0.33	0.63
LK-03-07	54.00	54.50	0.50 TB04000372		252730	0.258	0.152	0.110				3550	5660	TB04002286	252730	0.31	0.54
LK-03-07	54.50	55.00	0.50 TB04000372		252731	0.084	0.173	0.120				3640	5760	TB04002286	252731	0.34	0.61
LK-03-07	55.00	55.50	0.50 TB04000372		252732	0.059	0.219	0.144				4050	7560	TB04002286	252732	0.36	0.75
LK-03-07	55.50	56.00	0.50 TB04000372		252733	0.063	0.194	0.138				4610	7300	TB04002286	252733	0.39	0.70
LK-03-07	56.00	57.00	1.00 TB04000372		252734	0.024	0.067	0.043				1290	2850	TB04002286	252734		0.29
LK-03-07	57.00	58.00	1.00 TB04000372		252735	0.007	0.043	0.040				510	2240
LK-03-07	58.00	60.00	2.00 TB04000372		252736	0.007	0.029	0.024				584	1860
LK-03-07	60.00	61.00	1.00 TB04000372		252737	0.004	0.043	0.031				356	2320
LK-03-07	61.00	62.00	1.00 TB04000372		252738	0.012	0.072	0.049				738	3210	TB04002286	252738		0.31
LK-03-07	62.00	62.50	0.50 TB04000372		252739	0.016	0.084	0.056				981	3500	TB04002286	252739		0.34
LK-03-07	62.50	63.00	0.50 TB04000372		252740	0.024	0.149	0.096				2170	5460	TB04002286	252740		0.54
LK-03-07	63.00	63.50	0.50 TB04000372		252741	0.117	0.190	0.142				3380	7350	TB04002286	252741	0.31	0.71
LK-03-07	63.50	64.00	0.50 TB04000372		252742	0.162	0.172	0.115				3140	5710	TB04002286	252742	0.30	0.58
LK-03-07	64.00	64.50	0.50 TB04000372		252743	0.054	0.211	0.150				3360	7380	TB04002286	252743	0.34	0.73
LK-03-07	64.50	65.00	0.50 TB04000372		252744	0.075	0.208	0.154				4480	7350	TB04002286	252744	0.44	0.72
LK-03-07	65.00	65.50	0.50 TB04000372		252745	0.051	0.218	0.158				4070	7800	TB04002286	252745	0.38	0.75
LK-03-07	65.50	66.00	0.50 TB04000372		252746	0.053	0.218	0.158				4480	7330	TB04002286	252746	0.45	0.77
LK-03-07	66.00	66.50	0.50 TB04000372		252747	0.088	0.212	0.162				4420	7880	TB04002286	252747	0.41	0.78
LK-03-07	66.50	67.00	0.50 TB04000372		252748	0.554	0.202	0.138				4900	7600	TB04002286	252748	0.47	0.76
LK-03-07	67.00	67.50	0.50 TB04000372		252749	0.039	0.236	0.160				3170	7960	TB04002286	252749	0.34	0.80
LK-03-07	67.50	68.00	0.50 TB04000372		252750	0.037	0.212	0.164				2900	7700	TB04002286	252750	0.29	0.74
LK-03-07	68.00	68.50	0.50 TB04000372		252751	0.043	0.252	0.173				3550	7540	TB04002286	252751	0.36	0.74
LK-03-07	68.50	69.00	0.50 TB04000372		252752	0.047	0.200	0.130				2500	3980	TB04002286	252752	0.43	0.67
LK-03-07	69.00	69.50	0.50 TB04000372		252753	0.124	0.224	0.160				3870	7630	TB04002286	252753	0.38	0.77
LK-03-07	69.50	70.00	0.50 TB04000372		252754	0.104	0.246	0.158				3750	7500	TB04002286	252754	0.37	0.75
LK-03-07	Duplicate		TB04000372		252754D	0.063	0.190	0.152				3740	7140	TB04002286	252754D	0.35	0.68
LK-03-07	70.00	70.50	0.50 TB04000372		252755	0.059	0.202	0.156				4930	8980	TB04002286	252755	0.37	0.71
LK-03-07	70.50	71.00	0.50 TB04000372		252756	0.022	0.224	0.156				2390	8700	TB04002286	252756		0.76
LK-03-07	Standard	14P	TB04000372		252757	0.051	0.102	0.140				10000	10000	TB04002286	252757	1.02	2.10
LK-03-07	71.00	72.00	1.00 TB04000372		252758	0.048	0.061	0.053				10000	4580	TB04002286	252758	1.17	0.44
LK-03-07	Blank		TB04000372		252759	0.001	0.005	0.002				84	146	TB04002286
LK-03-07	72.00	73.00	1.00 TB04000372		252760	0.039	0.141	0.107				1925	6140	TB04002286	252760		0.62
LK-03-07	73.00	74.00	1.00 TB04000372		252761	0.048	0.087	0.061				1220	3910	TB04002286	252761		0.40
LK-03-07	74.00	74.90	0.90 TB04000372		252762	0.011	0.049	0.038				1060	2350
LK-03-07	74.90	75.10	0.20 TB04000372		252763	0.008	0.043	0.032				2280	2450
LK-03-07	75.10	77.00	1.90 TB04000372		252764	0.021	0.056	0.041				621	2000
LK-03-07	77.00	79.00	2.00 TB04000372		252765	0.021	0.057	0.040				551	2700	TB04002286	252765		0.27
LK-03-07	79.00	80.00	1.00 TB04000372		252766	0.057	0.081	0.053				374	3020
LK-03-07	80.00	81.00	1.00 TB04000372		252767	0.038	0.032	0.030				2040	2010
LK-03-07	81.00	82.00	1.00 TB04000372		252768	0.034	0.019	0.014				3450	1150	TB04002286	252768	0.36
LK-03-07	82.00	83.00	1.00 TB04000372		252769	0.053	0.038	0.027				3560	1390	TB04002286	252769	0.41
LK-03-07	83.00	84.00	1.00 TB04000372		252770	0.046	0.059	0.040				543	2210
LK-03-07	84.00	85.00	1.00 TB04000372		252771	0.029	0.034	0.025				272	1695
LK-03-07	85.00	86.00	1.00 TB04000372		252772	0.024	0.025	0.021				156	1650
LK-03-07	85.00	86.00	1.00 TB04000372		252772D	0.029	0.031	0.022				162	1690
LK-03-07	Standard	PGMS-2	TB04000372		254474	0.078	0.224	3.780		0.21	3.77	10000	433	TB04002286	254474	1.38
LK-03-07	86.00	88.00	2.00 TB04000373		252773	0.036	0.044	0.028				513	2100
LK-03-07	88.00	90.00	2.00 TB04000373		252774	0.205	0.032	0.029				351	1800
LK-03-07	90.00	92.00	2.00 TB04000373		252775	0.041	0.033	0.023				272	1845
LK-03-07	92.00	94.00	2.00 TB04000373		252776	0.026	0.026	0.021				212	1735
LK-03-07	94.00	96.00	2.00 TB04000373		252777	0.021	0.034	0.024				239	1955
LK-03-07	96.00	98.00	2.00 TB04000373		252778	0.028	0.058	0.035				629	2550	TB04002285	252778		0.27
LK-03-07	98.00	100.00	2.00 TB04000373		252779	0.024	0.052	0.038				338	1650

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-07	100.00	102.00	2.00 TB04000373		252780	0.011	0.027	0.021				235	1780
LK-03-07	102.00	104.00	2.00 TB04000373		252781	0.011	0.030	0.020				314	1770
LK-03-07	104.00	106.00	2.00 TB04000373		252782	0.010	0.025	0.020				191	1765
LK-03-07	106.00	108.00	2.00 TB04000373		252783	0.010	0.027	0.018				182	1640
LK-03-07	108.00	110.00	2.00 TB04000373		252784	0.014	0.027	0.021				172	1810
LK-03-07	110.00	112.00	2.00 TB04000373		252785	0.014	0.022	0.017				213	1675
LK-03-07	112.00	114.00	2.00 TB04000373		252786	0.018	0.027	0.018				166	1820
LK-03-07	114.00	116.00	2.00 TB04000373		252787	0.061	0.020	0.017				230	1590
LK-03-07	116.00	118.00	2.00 TB04000373		252788	0.034	0.025	0.015				426	1650
LK-03-07	118.00	120.00	2.00 TB04000373		252789	0.017	0.021	0.015				249	1670
LK-03-07	120.00	122.00	2.00 TB04000373		252790	0.018	0.030	0.020				458	1790
LK-03-07	122.00	124.00	2.00 TB04000373		252791	0.017	0.029	0.022				489	1890
LK-03-07	124.00	126.00	2.00 TB04000373		252792	0.010	0.020	0.015				263	1505
LK-03-07	126.00	128.00	2.00 TB04000373		252793	0.013	0.022	0.018				438	1760
LK-03-07	128.00	130.00	2.00 TB04000373		252794	0.010	0.022	0.017				412	1755
LK-03-07	130.00	132.00	2.00 TB04000373		252795	0.010	0.018	0.016				177	1705
LK-03-07	132.00	134.00	2.00 TB04000373		252796	0.011	0.017	0.018				205	1780
LK-03-07	Duplicate		TB04000373		252796D	0.011	0.020	0.016				174	1635
LK-03-07	Standard	13P	TB04000373		254475	0.046	0.048	0.067				3030	2280	TB04002285	254475	0.26
LK-03-07	Blank		TB04000373		254476	0.000	0.000	0.000				16	39
LK-03-07	Standard	PGMS-2	TB04000373		254477	0.092	0.206	3.690		0.21	3.78	10000	529	TB04002285	254477	1.34
LK-03-07	134.00	136.00	2.00 TB04000375	NA	252797
LK-03-07	136.00	138.00	2.00 TB04000375	NA	252798
LK-03-07	138.00	140.00	2.00 TB04000375	NA	252799
LK-03-07	140.00	142.00	2.00 TB04000375	NA	252800
LK-03-07	142.00	144.00	2.00 TB04000375	NA	252801
LK-03-07	144.00	146.00	2.00 TB04000375	NA	252802
LK-03-07	146.00	148.00	2.00 TB04000375	NA	252803
LK-03-07	Blank		TB04000375	NA	252804
LK-03-07	Standard	14P	TB04000375	NA	252805
LK-03-07	148.00	150.00	2.00 TB04000375	NA	252806
LK-03-07	150.00	152.00	2.00 TB04000375	NA	252807
LK-03-07	152.00	154.00	2.00 TB04000375	NA	252808
LK-03-07	154.00	156.00	2.00 TB04000375	NA	252809
LK-03-07	156.00	158.00	2.00 TB04000375	NA	252810
LK-03-07	158.00	160.00	2.00 TB04000375	NA	252811
LK-03-07	160.00	162.00	2.00 TB04000375	NA	252812
LK-03-07	162.00	164.00	2.00 TB04000375	NA	252813
LK-03-07	164.00	166.00	2.00 TB04000375	NA	252814
LK-03-07	166.00	168.00	2.00 TB04000375	NA	252815
LK-03-07	168.00	170.00	2.00 TB04000375	NA	252816
LK-03-07	170.00	172.00	2.00 TB04000375		252817	0.008	0.037	0.030				429	2050
LK-03-07	172.00	173.00	1.00 TB04000375		252818	0.004	0.033	0.025				467	1965
LK-03-07	173.00	174.00	1.00 TB04000375		252819	0.044	0.055	0.045				914	2520	TB04002284	252819		0.25
LK-03-07	174.00	175.00	1.00 TB04000375		252820	0.051	0.125	0.097				1735	3900	TB04002284	252820		0.41
LK-03-07	175.00	176.00	1.00 TB04000375		252821	0.276	0.053	0.040				1110	2350
LK-03-07	Duplicate		TB04000375		252821D	0.014	0.047	0.044				1025	2340
LK-03-07	Standard	PGMS-2	TB04000375		254478	0.095	0.188	3.700	0.08	0.23	3.91	10000	512	TB04002284	254478	1.31
LK-03-07	176.00	177.00	1.00 TB04000374		252822	0.019	0.075	0.061				882	2630	TB04002524	252822		0.28
LK-03-07	177.00	179.00	2.00 TB04000374		252823	0.007	0.034	0.029				554	1780
LK-03-07	179.00	180.00	1.00 TB04000374		252824	0.004	0.033	0.027				452	1805
LK-03-07	180.00	182.00	2.00 TB04000374		252825	0.009	0.036	0.028				535	1630
LK-03-07	182.00	184.00	2.00 TB04000374		252826	0.063	0.044	0.032				297	1700
LK-03-07	184.00	185.00	1.00 TB04000374		252827	0.027	0.080	0.061				1065	2680	TB04002524	252827		0.28
LK-03-07	185.00	186.00	1.00 TB04000374		252828	0.122	0.051	0.038				722	2140
LK-03-07	186.00	187.00	1.00 TB04000374		252829	0.060	0.092	0.086				1380	3060	TB04002524	252829		0.33

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-07	187.00	188.00	1.00 TB04000374		252830	0.025	0.129	0.092				1200	3750	TB04002524	252830		0.41
LK-03-07	188.00	189.00	1.00 TB04000374		252831	0.228	0.104	0.076				1545	3210	TB04002524	252831		0.35
LK-03-07	189.00	190.00	1.00 TB04000374		252832	0.042	0.090	0.072				1335	2930	TB04002524	252832		0.32
LK-03-07	190.00	191.00	1.00 TB04000374		252833	0.044	0.040	0.034				792	1280
LK-03-07	191.00	192.60	1.60 TB04000374		252834	0.100	0.080	0.056				1145	2560	TB04002524	252834		0.29
LK-03-07	192.60	194.00	1.40 TB04000374		252835	0.003	0.000	0.006				204	168
LK-03-07	198.70	198.80	0.10 TB04000374		252836	0.074	0.000	0.005				2670	205	TB04002524	252836	0.29
LK-03-07	Blank		TB04000374		252837	0.001	0.000	0.001				82	47
LK-03-07	Blank	Duplicate	TB04000374		252837D	0.001	0.000	0.001				127	51
LK-03-07	Standard	13P	TB04000374		252838	0.050	0.046	0.069				2510	2030	TB04002524	252838	0.27
LK-03-08	6.00	8.00	2.00 TB04000374	NA	252839
LK-03-08	10.00	12.00	2.00 TB04000374	NA	252840
LK-03-08	14.00	16.00	2.00 TB04000374	NA	252841
LK-03-08	18.00	20.00	2.00 TB04000374	NA	252842
LK-03-08	22.00	24.00	2.00 TB04000374	NA	252843
LK-03-08	26.00	28.00	2.00 TB04000374	NA	252844
LK-03-08	30.00	32.00	2.00 TB04000374	NA	252845
LK-03-08	34.00	36.00	2.00 TB04000374	NA	252846
LK-03-08	38.00	40.00	2.00 TB04000374	NA	252847
LK-03-08	42.00	44.00	2.00 TB04000374	NA	252848
LK-03-08	46.00	48.00	2.00 TB04000374	NA	252849
LK-03-08	50.00	52.00	2.00 TB04000374	NA	252850
LK-03-08	54.00	56.00	2.00 TB04000374	NA	252851
LK-03-08	60.00	62.00	2.00 TB04000374	NA	252852
LK-03-08	64.00	66.00	2.00 TB04000374	NA	252853
LK-03-08	Standard	PGMS-2	TB04000374		252479	0.074	0.212	3.780	0.07	0.19	3.31	10000	493	TB04002524	252479	1.36
LK-03-08	68.00	70.00	2.00 TB04000352	NA	252854
LK-03-08	Blank		TB04000352	NA	252855
LK-03-08	72.00	74.00	2.00 TB04000352	NA	252856
LK-03-08	76.00	78.00	2.00 TB04000352	NA	252857
LK-03-08	Standard	13P	TB04000352	NA	252858
LK-03-08	80.00	82.00	2.00 TB04000352	NA	252859
LK-03-08	84.00	86.00	2.00 TB04000352	NA	252860
LK-03-08	88.00	90.00	2.00 TB04000352	NA	252861
LK-03-08	92.00	94.00	2.00 TB04000352	NA	252862
LK-03-08	96.00	98.00	2.00 TB04000352	NA	252863
LK-03-08	100.00	102.00	2.00 TB04000352	NA	252864
LK-03-08	104.00	106.00	2.00 TB04000352		252865	0.016	0.020	0.020				129	1865
LK-03-08	106.00	108.00	2.00 TB04000352		252866	0.014	0.028	0.026				400	2130
LK-03-08	110.00	110.00	0.00 TB04000352		252867	0.007	0.020	0.016				473	1740
LK-03-08	110.00	112.00	2.00 TB04000352		252868	0.005	0.023	0.018				184	1940
LK-03-08	112.00	114.00	2.00 TB04000352		252869	0.011	0.019	0.016				378	1775
LK-03-08	114.00	116.00	2.00 TB04000352		252870	0.008	0.017	0.016				365	1785
LK-03-08	116.00	118.00	2.00 TB04000352		252871	0.008	0.023	0.019				219	1915
LK-03-08	118.00	120.00	2.00 TB04000352		252872	0.004	0.019	0.017				152	1790
LK-03-08	120.00	122.00	2.00 TB04000352		252873	0.024	0.018	0.016				317	1590
LK-03-08	122.00	124.00	2.00 TB04000352		252874	0.007	0.020	0.016				202	1580
LK-03-08	124.00	126.00	2.00 TB04000352		252875	0.006	0.013	0.013				246	1495
LK-03-08	126.00	128.00	2.00 TB04000352		252876	0.005	0.012	0.014				205	1505
LK-03-08	128.00	130.00	2.00 TB04000352		252877	0.008	0.013	0.014				245	1365
LK-03-08	130.00	132.00	2.00 TB04000352		252878	0.005	0.012	0.014				343	1260
LK-03-08	132.00	133.60	1.60 TB04000352		252879	0.007	0.011	0.015				323	1235
LK-03-08	133.60	134.00	0.40 TB04000352		252880	0.021	0.041	0.034				2090	1210
LK-03-08	134.00	135.00	1.00 TB04000352		252881	0.034	0.025	0.036				1970	1465
LK-03-08	135.00	136.00	1.00 TB04000352		252882	0.023	0.092	0.066				1280	2830	TB04002527	252882		0.29
LK-03-08	136.00	137.00	1.00 TB04000352		252883	0.007	0.024	0.016				464	1390

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-03-08	Duplicate		TB04000352		252883D	0.009	0.019	0.015				397	1370
LK-03-08	137.00	138.00	1.00 TB04000352		252884	0.022	0.082	0.052				1180	2470
LK-03-08	Blank	138.02	TB04000352		252885	0.001	0.000	0.002				108	425
LK-03-08	Standard	13P	TB04000352		252886	0.043	0.036	0.061				2920	2280	TB04002527	252886	0.25
LK-03-08	Standard	PGMS-2	TB04000352		252887	0.093	0.224	3.660	0.07	0.23	3.37	10000	554	TB04002527	252887	1.33
LK-03-08	138.00	139.00	1.00 TB04000352		252888	0.122	0.141	0.114				2590	4190	TB04002527	252888	0.24	0.43
LK-03-08	139.00	139.50	0.50 TB04000352		252889	0.069	0.250	0.214				3200	8040	TB04002527	252889	0.28	0.82
LK-03-08	139.50	140.00	0.50 TB04000352		252890	0.104	0.249	0.172				3440	6530	TB04002527	252890	0.27	0.63
LK-03-08	140.00	140.50	0.50 TB04000352		252891	0.060	0.261	0.221				4650	7390	TB04002527	252891	0.38	0.74
LK-03-08	140.50	141.00	0.50 TB04000352		252892	0.097	0.293	0.227				3820	8150	TB04002527	252892	0.33	0.83
LK-03-08	141.00	141.50	0.50 TB04000352		252893	0.072	0.247	0.206				2930	5930	TB04002527	252893	0.26	0.64
LK-03-08	141.50	142.00	0.50 TB04000352		252894	0.072	0.208	0.182				3320	6350	TB04002527	252894	0.31	0.67
LK-03-08	142.00	142.50	0.50 TB04000352		252895	0.057	0.146	0.113				1855	4230	TB04002527	252895		0.45
LK-03-08	142.50	143.00	0.50 TB04000352		252896	0.124	0.201	0.155				3380	4990	TB04002527	252896	0.29	0.54
LK-03-08	143.00	143.50	0.50 TB04000352		252897	0.108	0.245	0.252				4020	7510	TB04002527	252897	0.35	0.78
LK-03-08	143.50	144.00	0.50 TB04000352		252898	0.032	0.070	0.038				1345	2040
LK-03-08	144.00	144.50	0.50 TB04000352		252899	0.162	0.344	0.379				5070	10000	TB04002527	252899	0.43	1.04
LK-03-08	Blank		TB04000352		252900	0.004	0.000	0.007				196	231
LK-03-08	144.50	145.00	0.50 TB04000352		252901	0.098	0.245	0.223				5070	7680	TB04002527	252901	0.41	0.78
LK-03-08	Standard	13P	TB04000352		252902	0.042	0.037	0.058				3080	2370	TB04002527	252902	0.26
LK-03-08	145.00	145.50	0.50 TB04000352		252903	0.128	0.445	0.290				6700	10000	TB04002527	252903	0.55	1.23
LK-03-08	145.50	146.00	0.50 TB04000352		252904	0.176	0.460	0.261				10000	10000	TB04002527	252904	0.97	1.08
LK-03-08	Standard	PGMS-2	TB04000352		252905	0.102	0.232	3.800	0.08	0.2	3.83	10000	540	TB04002527	252905	1.35
LK-03-08	146.00	146.50	0.50 TB04000352		252906	0.180	0.584	0.303	0.18	0.62	0.27	7200	10000	TB04002527	252906	0.64	1.55
LK-03-08	146.50	147.00	0.50 TB04000352		252907	0.166	0.393	0.133				10000	10000	TB04002527	252907	0.89	1.85
LK-03-08	147.00	147.50	0.50 TB04000352		252908	0.127	0.690	0.132	0.14	0.74	0.08	6970	10000	TB04002527	252908	0.60	2.87
LK-03-08	147.50	148.00	0.50 TB04000352		252909	0.122	0.577	0.327	0.12	0.68	0.36	10000	10000	TB04002527	252909	1.36	2.63
LK-03-08	148.00	148.50	0.50 TB04000352		252910	0.084	0.138	0.074				3030	3670	TB04002527	252910	0.27	0.39
LK-03-08	148.50	149.50	1.00 TB04000352		252911	0.073	0.095	0.051				2340	2250	TB04002527	252911	0.21	0.23
LK-03-08	149.50	150.00	0.50 TB04000352		252912	0.096	0.311	0.252				7430	6620	TB04002527	252912	0.65	0.69
LK-03-08	Duplicate		TB04000352		252912D	0.101	0.295	0.207				6150	5240	TB04002527	252912D	0.58	0.59
LK-03-08	150.00	150.50	0.50 TB04000352		252913	0.148	0.316	0.164				3960	4990	TB04002527	252913	0.38	0.53
LK-03-08	150.50	151.00	0.50 TB04000352		252914	0.142	0.385	0.292				4700	7050	TB04002527	252914	0.41	0.72
LK-03-08	151.00	152.00	1.00 TB04000352		252915	0.014	0.005	0.039				304	337
LK-03-08	152.00	153.00	1.00 TB04000352		252916	0.003	0.000	0.003				84	114
LK-03-08	153.00	155.00	2.00 TB04000352		252917	0.000	0.000	0.000				40	64
LK-03-08	161.20	161.50	0.30 TB04000352		252918	0.001	0.000	0.001				236	58
LK-03-08	168.00	169.00	1.00 TB04000352		252919	0.001	0.000	0.001				61	96
LK-03-08	Blank		TB04000352		252920	0.001	0.000	0.001				195	141
LK-03-08	Blank	Duplicate	TB04000352		252920D	0.002	0.000	0.004				213	146
LK-03-08	Standard	13P	TB04000352		252921	0.048	0.044	0.068				2790	2160	TB04002527	252921	0.25
LK-03-08	Standard	PGMS-2	TB04000352		252922	0.073	0.205	3.760	0.13	0.21	3.88	10000	500	TB04002527	252922	1.38
LK-04-16	6.00	8.00	2.00 TB04023770		253477	0.004	0.019	0.017				144	1680	TB04023770	253477
LK-04-16	Duplicate		TB04023770		253477D	0.003	0.025	0.019				134	1600	TB04023770	253477D
LK-04-16	8.00	10.00	2.00 TB04023770		253478	0.005	0.028	0.021				452	1765	TB04023770	253478
LK-04-16	10.00	12.00	2.00 TB04023770		253479	0.004	0.021	0.017				195	1645	TB04023770	253479
LK-04-16	12.00	14.00	2.00 TB04023770		253480	0.004	0.022	0.018				192	1675	TB04023770	253480
LK-04-16	15.00	17.00	2.00 TB04023770		253481	0.004	0.024	0.017				351	1740	TB04023770	253481
LK-04-16	17.00	19.00	2.00 TB04023770		253482	0.003	0.027	0.019				179	1785	TB04023770	253482
LK-04-16	19.00	21.00	2.00 TB04023770		253483	0.007	0.026	0.023				228	1840	TB04023770	253483
LK-04-16	26.00	28.00	2.00 TB04023770		253484	0.007	0.022	0.017				220	1730	TB04023770	253484
LK-04-16	28.00	30.00	2.00 TB04023770		253485	0.003	0.022	0.017				146	1720	TB04023770	253485
LK-04-16	30.00	32.00	2.00 TB04023770		253486	0.003	0.021	0.019				193	1795	TB04023770	253486
LK-04-16	40.50	43.00	2.50 TB04023770		253487	0.007	0.025	0.021				190	1840	TB04023770	253487
LK-04-16	55.00	57.00	2.00 TB04023389		253488	0.004	0.022	0.015				88	1720	TB04023389	253488
LK-04-16	57.00	59.00	2.00 TB04023389		253489	0.007	0.019	0.017				81	1690	TB04023389	253489

						(<0.001=0.0	(<0.005=0.0	(<0.001=0.0								>2500	>2500
						00)	00)	00)				(>10000=10000)(>10000=10000)				ppm Cu	ppm Ni
						PGM-ICP23	PGM-ICP23	PGM-ICP23	PGM-ICP27	PGM-ICP27	PGM-ICP27	ME-ICP61	ME-ICP61	Copper Nickel Assays		Cu-AA62	Ni-AA62
			ALS Chemex	Not	SAMPLE	Au	Pt	Pd	Au	Pt	Pd	Cu	Ni	ALS Chemex	SAMPLE	Cu	Ni
Hole No	From (m)	To (m)	Interval File No	Analyzed	NUMBER	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	File No	NUMBER	%	%
LK-04-16	64.90	65.10	0.20 TB04023389		253490	0.008	0.013	0.012				6970	1820	TB04023389	253490	0.7
LK-04-16	67.00	69.00	2.00 TB04023389		253491	0.004	0.02	0.016				164	1635	TB04023389	253491
LK-04-16	69.00	71.00	2.00 TB04023389		253492	0.005	0.021	0.016				132	1650	TB04023389	253492
LK-04-16	71.00	73.00	2.00 TB04023389		253493	0.002	0.018	0.015				143	1680	TB04023389	253493
LK-04-16	73.00	75.00	2.00 TB04023389		253494	0.003	0.022	0.016				128	1750	TB04023389	253494
LK-04-16	75.00	77.00	2.00 TB04023389		253495	0.012	0.021	0.018				158	1800	TB04023389	253495
LK-04-16	88.00	90.00	2.00 TB04023389		253496	0.007	0.021	0.018				270	1610	TB04023389	253496
LK-04-16	90.00	91.20	1.20 TB04023389		253497	0.014	0.018	0.015				2020	1865	TB04023389	253497
LK-04-16	91.20	93.00	1.80 TB04023389		253498	0.004	0.033	0.027				338	1425	TB04023389	253498
LK-04-16	93.00	95.00	2.00 TB04023389		253499	0.003	0.021	0.018				38	1410	TB04023389	253499
LK-04-16	95.00	97.00	2.00 TB04023389		253500	0.003	0.023	0.016				16	1610	TB04023389	253500
LK-04-16	97.00	99.00	2.00 TB04023389		253501	0.007	0.013	0.013				37	1190	TB04023389	253501
LK-04-16	99.00	101.00	2.00 TB04023389		253502	0.025	0.01	0.009				1105	1030	TB04023389	253502
LK-04-16	101.00	103.00	2.00 TB04023389		253503	0.017	0.017	0.017				170	1685	TB04023389	253503
LK-04-16	103.00	104.90	1.90 TB04023389		253504	0.019	0.01	0.009				1075	1145	TB04023389	253504
LK-04-16	104.90	105.60	0.70 TB04023389		253505	2.29	0.006	0.011				3540	3760	TB04023389	253505	0.37	0.37
LK-04-16	105.60	107.00	1.40 TB04023389		253506	0.026	0.02	0.016				52	1415	TB04023389	253506
LK-04-16	Standard	13P	TB04023389		253507	0.05	0.048	0.07				2580	2190	TB04023389	253507	0.21
LK-04-16	Blank		TB04023389		253508	0.017	0	0				59	86	TB04023389	253508
LK-04-16	Standard	PGMS-4	TB04023389		253509	3.43	1.39	5.83	3.48	1.4	6.27	393	1085	TB04023389	253509
LK-04-16	120.00	122.00	2.00 TB04023389		253510	0.014	0.031	0.026				144	1790	TB04023389	253510
LK-04-16	122.00	124.00	2.00 TB04023389		253511	0.095	0.031	0.03				607	1960	TB04023389	253511
LK-04-16	124.00	126.00	2.00 TB04023389		253512	0.014	0.051	0.043				1860	2520	TB04023389	253512		0.28
LK-04-16	126.00	127.00	1.00 TB04023389		253513	0.096	0.265	0.208				4550	7800	TB04023389	253513	0.47	0.8
LK-04-16	127.00	128.00	1.00 TB04023389		253514	0.048	0.174	0.147				1460	4920	TB04023389	253514		0.55
LK-04-16	128.00	129.00	1.00 TB04023389		253515	0.022	0.059	0.05				1190	1925	TB04023389	253515
LK-04-16	129.00	130.00	1.00 TB04023389		253516	0.043	0.161	0.13				2370	3900	TB04023389	253516		0.41
LK-04-16	130.00	132.00	2.00 TB04023389		253517	0.018	0.025	0.02				752	1140	TB04023389	253517
LK-04-16	Duplicate		TB04023389		253517D	0.01	0.02	0.018				750	1220	TB04023389	253517D
LK-04-16	132.00	134.00	2.00 TB04023389		253518	0.015	0.048	0.048				693	1775	TB04023389	253518
LK-04-16	134.00	136.00	2.00 TB04023389		253519	0.024	0.03	0.022				1275	943	TB04023389	253519
LK-04-16	136.00	138.00	2.00 TB04023389		253520	0.008	0.005	0.005				323	250	TB04023389	253520
LK-04-16	138.00	140.00	2.00 TB04023389		253521	0.024	0.041	0.022				1455	633	TB04023389	253521
LK-04-16	140.00	142.00	2.00 TB04023389		253522	0.006	0	0.004				423	346	TB04023389	253522
LK-04-16	142.00	143.00	1.00 TB04023389		253523	0.032	0.035	0.027				1395	865	TB04023389	253523
LK-04-16	143.00	144.00	1.00 TB04023389		253524	0.088	0.374	0.327				3180	6310	TB04023389	253524	0.32	0.68
LK-04-16	144.00	145.20	1.20 TB04023389		253525	0.232	0.448	0.213				7180	8370	TB04023389	253525	0.72	0.87
LK-04-16	145.20	146.40	1.20 TB04023389		253526	0.1	0.282	0.1				3320	4130	TB04023389	253526	0.33	0.43
LK-04-16	146.40	147.80	1.40 TB04023389		253527	0.13	0.625	0.476	0.13	0.66	0.51	7210	>10000	TB04023389	253527	0.73	1.21
LK-04-16	147.80	148.50	0.70 TB04023389		253528	0.216	0.611	0.497	0.16	0.46	0.41	>10000	>10000	TB04023389	253528	1.1	1.65
LK-04-16	148.50	149.00	0.50 TB04023389		253529	0.076	0.45	0.265				>10000	>10000	TB04023389	253529	1.04	2.33
LK-04-16	149.00	150.00	1.00 TB04023389		253530	0.059	0.292	0.156				2740	2300	TB04023389	253530	0.29
LK-04-16	150.00	151.00	1.00 TB04023389		253531	0.242	0.436	0.338				5730	6260	TB04023389	253531	0.57	0.65
LK-04-16	151.00	152.00	1.00 TB04023389		253532	0.038	0.134	0.097				2260	2300	TB04023389	253532
LK-04-16	152.00	153.00	1.00 TB04023389		253533	0.074	0.377	0.213				6770	3740	TB04023389	253533	0.65	0.38
LK-04-16	153.00	154.00	1.00 TB04023389		253534	0.068	0.313	0.11				5140	3480	TB04023389	253534	0.5	0.35
LK-04-16	154.00	155.00	1.00 TB04023389		253535	0.01	0.042	0.037				538	648	TB04023389	253535
LK-04-16	155.00	156.00	1.00 TB04023389		253536	0.024	0.089	0.073				1205	1625	TB04023389	253536

APPENDIX D

Assay results have been discussed and disclosed in full within the technical report.

To view the Assay Certificates, please contact the company at:

     Platinum Group Metals Ltd. 800 – 409 Granville Street Vancouver, BC V6C 1T2 Ph: (604) 899-5450 or info@platinumgroupmetals.net

APPENDIX E

# Preliminary Interpretation of Lakemount Property Borehole UTEM 4 Data for Platinum Group Metals Ltd

June 16, 2004

To date eight boreholes have been looked at during a Borehole UTEM 4 survey on the Lakemount Property, namely; Holes LK-03-01, LK-03-02, LK-03-03, LK-03-05, LK-03-06, LK-03-07,LK-03-08 and LK-03-16. As of this date the survey is continuing. Five anomalies have been detected, so far, in the aforementioned holes. Various other loop positions have been employed for the following holes other than Loop 1, (south loop) since the last preliminary interpretation, namely Loop 2 (north loop), Loop 3 (collar loop) and Loop 4 (west loop).

**Hole LK-03-01:**
- this off-hole anomaly, at a depth (along the hole) of 125 metres, signifies a weakly conductive zone.
- the conductor is located southwest of the hole, 5 to 10 metres away and possibly 50 to 100 metres in size.
- this hole has since been surveyed from the north and collar loops which show the same anomaly above, nothing new detected.

**Holes LK-03-05 and LK-03-07:**
- this off-hole anomaly, signifies a weakly conductive zone detected in both holes (that are in section).
- the conductor runs alongside and parallel to the holes, probably located to the west.
- the bottom of the conductor is at a depth (along the hole) of 180 metres.
- the west loop did not detect the anomaly detected from the south loop. The data from the west loop indicates that the conductor is fairly long and probably going under the south loop.

**Hole LK-03-06:**
- this in-hole anomaly, at a depth (along the hole) of 185 metres, signifies a weakly conductive zone.
- the conductor was intersected west of it's center.
- it seems like a large, thin conductor of 125 to 150 metres in size.
- the anomaly was also detected in the north and collar loops.

**Hole LK-03-16:**
- a complex anomaly was detected in this hole, possible 2 off-hole anomalies and one in-hole anomaly.
- at a depth (along the hole) of 130 to 155 metres.
- inconclusive without further interpretation.
- the anomaly was also detected in the north and collar loops.

**Hole LK-03-08:**
- a very small, very weakly conductive, in-hole anomaly was detected in this hole.
- at a depth (along the hole) of 160 metres.
- a broadside anomaly located to the south of the hole where the top of the conductor is closer to the hole than the bottom.
- the anomaly was also detected in the north loop and barely detected in the collar loop.

APPENDIX F

Certification of Qualifications

I, Darin W. Wagner (M.Sc., P. Geo), a Professional Geologist registered in the Province of Ontario and residing at 12211 210th Street, Maple Ridge, B.C. V2X 8B9, do hereby certify that:

1.	I have been employed by Platinum Group Metals Ltd. and New Millennium Metals Corporation with which Platinum Group Metals Ltd. was merged in February of 2002 as Manager, Exploration and Vice-President, Exploration respectively since March 2000.

2.	I have been employed as a practicing geologist since 1991 in British Columbia, Ontario, the Northwest Territories and Overseas
3.	I received a B. Sc. degree in Geology from the University of Waterloo in 1989
4.	I received an M. Sc. degree in Geology from Carleton University in 1993
5.	I am a member in good standing of the Association of Geoscientists of Ontario (membership number 0227)
6.	I have personal visited the Lakemount Property, reviewed the data from the Project and have knowledge of the facts enclosed and believe them to be true
7.	I was personally responsible for the preparation of this report
8.	I acknowledge that I have read NI43-101, Form 43-101F1 and that this technical report has been prepared in compliance with NI 43-101 and Form 43-101F1

Dated this 8th day of July, 2004

“Darin W. Wagner”

__________________________________
Darin W. Wagner, M.Sc., P.Geo